24-10021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

02048801

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Madisonville, LLC
(Exact name of issuer as specified in its charter)

Mississippi
(State or other jurisdiction of incorporation or organization)

2045 Main Street, Madison, Mississippi 39119, Telephone Number (601) 668-0010
(Address, including, zip code, and telephone number,
including area code of issuer's principal executive offices)

6552	27-0013757
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

Madisonville, LLC (the "Company"), is a Mississippi limited liability company. H & H Management, LLC is the sole member and manager of the Company. The members of H & H Management, LLC are W. Gary Hawkins and G. Lee Hawkins. The business address of H & H Management is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058. W. Gary Hawkins resides at 202 Morningside North, Ridgeland, Mississippi 39157. G. Lee Hawkins resides at 146 Chantilly Drive, Madison, Mississippi 39110.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered by W. Gary Hawkins and G. Lee Hawkins in Mississippi and Tennessee.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

A written document or broadcast script authorized by Rule 254 was not used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

SUBJECT TO COMPLETION, DATED JULY 10, 2002

PRELIMINARY OFFERING CIRCULAR

Madisonville, LLC

A Mississippi Limited Liability Company
2045 Main Street, Madison, Mississippi 39110

Madisonville, LLC is offering 95 limited liability company units at $36,000 each for a total of $3,420,000. The Units are being offered by H & H Management, LLC, a recently formed Mississippi limited liability company, which is the sole member and manager of Madisonville, LLC.

An investment in the Company involves a high degree of risk. See "Risk Factors" on page 2 of the Offering Circular for a discussion of the risks that should be considered before investing in the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price of Units (1) (2)	Commissions	Proceeds to Company for All Cash Sales (1) (2)
Per Unit	$36,000	$0	$36,000
Total Minimum	$1,728,000	$0	$1,728,000
Total Maximum	$3,420,000	$0	$3,420,000

(1) Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 48 Units by that date, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

(2) Before deducting offering expenses payable by the Company estimated at $40,000.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.


Big Black River
16
Brown Rd.
Davis Crossing Rd.
Cobbville
Way Rd.
Bottom Rd.
Mt. Elam Rd.
Patrick
Rd.
55
Goodloe Rd.
Heindl Rd.
Virlilia Rd.
Patrick Rd.
Old Yazoo City Rd.
Cloud Rd.
Stokes Rd.
CANTON
Hart Rd.
Stokes
Richton
Richton Rd.
Charlton
Rankin
NISSAN
43
22
Lake Caroline
Ragsdale Rd.
Nichols Rd.
Endris Rd.
Stout
Rd.
Old Jackson Rd.
Catlett Rd.
Livingston
McMillon Rd.
E. Sowell Rd.
463
Stribling Rd.
55
Madisonville, LLC
Mannsdale
Dewees Rd.
51
N. Old Canton Rd.
Old
Gluckstadt
Rd.
Yandell
Rd.
Trace
Annandale
Gluckstadt
Clarkdell Rd.
Oaks
Twelve
463
Bozeman Rd.
Springs
Rd.
Canton Rd.
N. Old
Rd.
Old Rice
Pkwy.
463
Livingston Rd.
Hoy
Rd.
Castle
Rd.
Madison
Ave.
Lake
St. Augustine Dr.
MADISON
Rd.
Rd.
Livingston
Rd.
Old
Rice
Rd.
Highland
Lake Harbour Rd.
Ross R. Barnett Reservoir
220
RIDGELAND
E. County Line Rd.
JACKSON
N

Locator Map

TABLE OF CONTENTS

	Page
SUMMARY	1
RISK FACTORS	2
SUITABILITY STANDARDS	3
PLAN OF DISTRIBUTION	4
USE OF PROCEEDS	5
DETERMINATION OF OFFERING PRICE	5
THE COMPANY	5
THE MADISONVILLE PROPERTY	6
MANAGER'S PLAN OF OPERATION	7
MANAGEMENT	7
CONFLICTS OF INTEREST	8
FIDUCIARY RESPONSIBILITY OF THE MANAGER	9
SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT	10
FEDERAL INCOME TAX MATTERS	12
LEGAL MATTERS	12
ADDITIONAL INFORMATION	13
MADISONVILLE, LLC BALANCE SHEET	14

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.

The Company

Madisonville, LLC was recently organized as a Mississippi limited liability company to acquire two adjoining 201.16 acre parcels of land in Madison County, Mississippi from H & H Management, LLC. The Offering Circular refers to Madisonville, LLC as the "Company" and refers to the property as the "Madisonville Property." The Company's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company is offering up to 95% of the Company to investors. Each investor will own an indirect undivided interest in the entire Madisonville Property. The Company plans eventually to sell the Madisonville Property, either in small tracts or as one large tract, or to develop it. In the meantime, investors can use the Madisonville Property for recreational purposes, and the Company expects to generate a modest amount of cash flow from a farm lease and other activities to cover the costs of holding the Madisonville Property.

The Manager of the Company is H & H Management, LLC. The Manager will own at least 5% of the Company. The members of H & H Management, LLC, W. Gary Hawkins and G. Lee Hawkins, have extensive real estate experience in Madison County.

The Property

The serenity of the Madisonville Property makes the rest of the world seem far away. These 402.32 acres have exceptional development potential. Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, the Madisonville Property is strategically located in the path of Madison County's expansive growth. The Deerfield-Colonial Country Club located just west of this outstanding property enhances development possibilities. The rolling hills, numerous lake sites, and large, scattered oak trees make this property all the more appealing. A 35-acre lake is being built on the Madisonville Property and will be stocked with hybrid bass and various species of bream. A boat ramp will be built for easy fishing access. Utilities are presently available to the Madisonville Property. The property is located in the Madison County School District. The Madisonville Property has a special Planned Unit Development zoning designation.

Madison County, Mississippi

Many factors make real estate in Madison County, Mississippi attractive. The population of Madison County grew 38.8% from 1990 to 2000. In 1997 the American Business Journal ranked Madison County 6th in the nation for growth potential among metropolitan counties. The current construction of the Nissan plant in Madison County will add 4,000 jobs directly and is expected to create an additional 24,000 jobs indirectly. Nissan and its suppliers will invest over a billion dollars in construction creating over 3 million square feet of new buildings.

The Offering

Units are being offered to investors for $36,000 per Unit. Each Unit represents a 1% interest in the capital and profits and losses of the Company. Part of the purchase price may be financed. There will be no additional assessments or cash calls, and investors will not be personally liable for any debts of the Company or for ad valorem taxes, insurance or maintenance expenses. The Company will not pay commissions on the sale of the Units or on the purchase of the Madisonville Property.

RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors should consider carefully the risk factors set forth below, as well as other information in this Offering Circular, and should consult with their own legal, tax and financial advisors.

Risks of the Venture:

Risks from Having Only One Significant Asset

The Company's only significant asset will be the Madisonville Property. Thus, the success of the Company depends completely on the successful operation, development or sale of this property.

Uncertainty Because of Lack of Specific Plans

The Company plans to build a lake on the Madisonville Property and to lease a portion of the property for agricultural use. Otherwise, the Company has no specific plans for the development and operation of the Madisonville Property. Therefore, there is a great deal of uncertainty about how the property will be developed and operated and what effects future actions will have on the value of the Company.

Lack of Outside Analysis

The Company has not obtained an outside analysis of the potential for the Madisonville Property. The assessment as to the potential long-term value of the Madisonville Property is based solely on the analysis of the Manager. The Manager is not a disinterested party.

Purchase of the Madisonville Property Not an Arms-Length

No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

Sales Price of Madisonville Property

The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,590,706 or $8,925 per acre.

Cash Flow May Not Be Adequate to Cover Expenses

The Company will have to pay for its operations and costs, such as insurance and ad valorem taxes. The revenue from a farm lease and borrowing are currently the only sources of funds to pay these costs.

Uncertainty Associated with New Ventures

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate.

Competition

Numerous other areas are suitable for development in the Madison County, Mississippi area. These properties will provide competition for the Madisonville Property. The economic success of the Madisonville Property may be impaired by competition.

Investment and Management Risks:

Investors May Not Be Able to Sell Units

Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest.

Risks of Financing the Purchase of the Units

If the investor chooses to finance part of the purchase price for a Unit, the investor will execute a promissory note secured by the investor's Units. These promissory notes will be transferred to the Manager as part of the consideration for the Madisonville Property. If the investor defaults on the promissory note, the Manager may foreclose on the Units and the investor would lose his investment in the Company. In addition, the Manager will have the right to assign the promissory note to a third party.

Investors Will Have Little Control over the Company

Except for a few extraordinary items, the Company will be completely controlled by the Manager. As a result, investors will have no control over the daily activities of the Company or its strategic direction.

Limitations on Manager's Liability

The Limited Liability Company Agreement limits the Manager's responsibility for negligent misconduct.

Possible Future Conflicts of Interest

The Manager and its affiliates may engage in other real estate activities and in the future may serve as manager for other companies. The Manager's interests in these ventures could conflict with the interest of the Company.

SUITABILITY STANDARDS

The Manager will sell Units only to persons whom the Manager believes, based upon reasonable grounds, are able to bear the economic risks of an investment in the Company and personally possess such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. The Manager advises each prospective purchaser to consult qualified professional advisors for assistance in appraising the purchaser's suitability and the desirability of an investment in the Company.

To assist the Manager in determining whether a prospective purchaser meets these criteria, each prospective purchaser must execute and deliver a Subscription Agreement. The Manager will sell Units only to persons who represent that either:

- ❑ they have a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles); or
- ❑ they are purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles).

PLAN OF DISTRIBUTION

The Company is offering a maximum of 95 Units to suitable investors at the price of $36,000 per Unit. Part of the purchase price may be financed, if the Manager, in its sole discretion, finds the investor credit worthy. The Manager has the right to reject subscriptions in whole or in part for any reason. The Manager may, in its sole discretion, authorize the purchase of fractional Units.

The cash proceeds from the sale of the Units will be deposited in a special bank account established by the Manager at BankPlus in Madison, Mississippi. If at least 48 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), the cash proceeds will be released to the Company to be used in the manner described in this Offering Circular. Unless at least 48 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), this Offering, will terminate, and the cash proceeds received by the Company for Units will be promptly returned to the investors, without interest. The Manager is purchasing 5 Units in addition to the 95 Units being offered to investors. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. In either case, the Promissory Note shall bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted, as of the date of Closing and then as of January 1 of each year thereafter, by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. The Promissory Note shall require, at the election of the investor, either a quarterly payment of principal and interest or a single annual payment of principal and interest. The Promissory Note will be amortized over fifteen (15) years measured from the first day of the calendar quarter immediately after Closing. Payment of the principal amount may be accelerated at the option of the holder of the note on default. In addition, the entire principal amount will be due on the sale of the Madisonville Property and liquidation of the Company. The investor may prepay the Promissory Note at any time without penalty or premium. The Promissory Note will be secured by a first in priority lien on the investor's Units as evidenced by a Security Agreement and UCC-1 Financing Statement. Financing is not available if only a fractional Unit is being purchased.

To purchase a Unit, an investor must complete and execute a Subscription Agreement and a counterpart signature page to the Limited Liability Company Agreement. Investors should pay by check dated as of the date of Subscription and made payable to the order of "BankPlus, Escrow Agent for Madisonville, LLC." The Company will refund promptly without interest payments received for rejected subscription offers.

USE OF PROCEEDS

At Closing the Manager will purchase at least five Units at $36,000 per Unit for $180,000 in cash. If all Units are sold for cash, the cash proceeds from the offering to investors will be $3,420,000. If the minimum number of Units are sold for cash, the cash proceeds from the offering to investors will be $1,728,000. The Company plans to use the proceeds from the sale of Units to the Manager and to investors as shown in the following table:

Use of Proceeds	Minimum	Maximum
Acquisition of Madisonville Property Parcel A	$1,795,353*	$1,795,353*
Acquisition of Madisonville Property Parcel B......................	—	1,795,353*
Repayment of funds advanced by the Manager for offering expenses and construction of the lake	80,000**	9,294
Reserve fund for Company operating expenses	32,647**	—
Total	$1,908,000	$ 3,600,000

*If investors finance a portion of the purchase price of the Units, then the Company will assign the investors' promissory notes to the Manager, and an amount equal to the principal amount of the notes will be credited against the purchase price of the Madisonville Property.

** Estimated.

DETERMINATION OF OFFERING PRICE

The sales price of the Madisonville Property by the Manager to the Company was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the property and the Manager's desire to make a profit on the sale of the property to the Company. The offering price per Unit approximates the sales price of the Madisonville Property divided by the number of Units sold.

THE COMPANY

Madisonville, LLC was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002. The Manager of the Company maintains offices at 2045 Main Street, Madison, Mississippi 39110. The mailing address for the Company is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi. The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

THE MADISONVILLE PROPERTY

General Description

Size and Topography. The Madisonville Property consists of 402.32 acres of undeveloped land in Madison County, Mississippi. The property is slightly irregular in shape and is gently rolling with a natural creek and woodlines.

Access. The Madisonville Property has more than 2,000 feet of frontage along Yandell Road, with multiple possible access points. Yandell Road connects the Madisonville Property to Interstate 55, Highway 51 and the Natchez Trace.

Flood Zone. According to the Federal Emergency Management Agency Flood Insurance Rate Map Community-Panel Number 280228-0215-D (effective date of April 15, 1994), the Madisonville Property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Utilities. Utilities available to the Madisonville Property include water and sewer by way of Black Creek Water Association, police and fire protection by Madison County, telephone service by BellSouth and other communication distributors, and electricity by Entergy.

Zoning. An interesting aspect of the Madisonville Property is its zoning. The Madisonville Property, like neighboring Deerfield subdivision, carries an R-2 residential zoning classification, as well as, a Planned Unit Development overlay. The Planned Unit Development zoning classification is superior to a typical residential zoning classification because it gives the flexibility to generate commercial development. Zoning was confirmed by Madison County Zoning Official, Brad Sellers on May 22, 2002.

Acquisition of Madisonville Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $1,795,353 for Parcel A or $3,590,706, or $8,925 per acre, for Parcel A and Parcel B. The Manager acquired the Madisonville Property (Parcel A and Parcel B) on June 17, 2002 for $1,810,440.

Appraisal

Messrs. Curtis A. Gentry, IV, M.A.I. and James C. Hamilton, Jr., M.A.I., of Real Estate Appraisers, Inc. inspected and appraised the Madisonville Property and based on their investigation and analysis of data gathered with respect to the Madisonville Property, opined that as of May 22, 2002, the market value of a fee simple interest in the Property, "as is" was $5,430,000.00 or $13,500 per acre.

MANAGER'S PLAN OF OPERATION

The Company plans to hold the Madisonville Property indefinitely. It may be ten years or more before the Company develops or sells the property. In the meantime, the Company will need to produce enough revenue from the property to cover taxes, insurance and miscellaneous expenses. These costs are estimated to be about $12,800 annually. The Madisonville Property is currently subject to a farm lease that will provide $11,000 in rental income for 2002. The

Company plans to continue to lease the property for agricultural purposes, and expects to renegotiate the current farm lease before the end of 2002 at a higher rental amount. Income may also be available from government farm programs. If sufficient revenues to cover costs cannot be raised by leasing the property for agricultural purposes and from government farm programs, the Company would use reserve funds or would obtain financing from commercial lenders or from the Manager to cover these expenses.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

The Manager is currently constructing a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake.

Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

MANAGEMENT

The management of the Company will be vested exclusively in the Manager, H & H Management, LLC. The Manager was organized on May 21, 2002, as a limited liability company under the laws of the state of Mississippi. The Manager will actively manage and conduct the business of the Company, devoting as much time to such management as, in good faith, it determines to be necessary. Except as expressly provided in the Limited Liability Company Agreement, the Manager will have the power to do any and all things necessary or incident to the conduct of the Company's business.

The sole members of the Manager are W. Gary Hawkins and G. Lee Hawkins.

W. Gary Hawkins

W. Gary Hawkins graduated from the University of Southern Mississippi with a B.S. in Business Administration. He received his CLU designation from The American College and his Certified Financial Planner ("CFP") designation from the College for Financial Planners in 1979. He received his Chartered Financial Consultant ("ChFC") designation in 1986. He has been a member of the Million Dollar Round Table and The Mutual Benefit Masters Club and has earned many professional sales and professional achievement awards. He has previously served as licensed franchisee of Logan Farms Honey Glazed Hams stores located in Jackson, Mississippi. In addition, Mr. Hawkins is a managing member of two real estate companies, Chisolm Trails Incorporated, LLC (which serves as General Partner of Chisolm Trails, L.P.), and Meadowlands Management, LLC (which serves Manager of Martin Meadowlands, LLC). Mr. Hawkins is affiliated with ELAR Partners of Los Angeles, California, which specializes in estate and business planning as well as advanced income tax reduction strategies. He is a principal and registered representative through the NASD. Mr. Hawkins, age 51, is a resident of Ridgeland, Mississippi. He has resided in either Hinds or Madison County his entire life. He is married and has two children. Mr. Hawkins is a member of Christ United Methodist Church.

G. Lee Hawkins

G. Lee Hawkins, a resident of Madison County, has been actively involved in the real estate market for over 23 years. After graduating from the University of Mississippi with a Business Degree, Mr. Hawkins began his real estate career in 1979. Upon obtaining his GRI designation in 1981, Mr. Hawkins formed Lee Hawkins Realty where he is owner and President. Mr. Hawkins, age 45, was voted Business Person of the Year by the Madison County Chamber of Commerce in 1984. He is a Charter Member of the Madison Ridgeland Rotary Club, Past Board Member of the Madison Chamber of Commerce and the Madison County Economic Development Foundation. Specializing in commercial, acreage and recreational properties, Mr. Hawkins has been instrumental in creating residential and commercial developments. He is licensed to sell real estate in Mississippi and Arkansas.

CONFLICTS OF INTEREST

There are various conflicts between the interests of the Manager (and its affiliates) and the interest of the Company. Because the Company was organized and will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but through the exercise of the Manager's judgment, consistent with its fiduciary responsibility to the Members of the Company. These conflicts of interest include the following:

Acquisition of the Property

The Manager has executed a Contract to Sell the Madisonville Property to the Company, which contract requires the Manager to convey the Madisonville Property to the Company, free and clear of all encumbrances, at Closing. The Closing is contingent upon the Manager's ability to raise the offering minimum on or before June 1, 2003.

Other Transactions between the Company and the Manager

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

Affiliation with Other Real Estate Ventures

The Manager and its affiliates in the future may manage or invest in other entities formed to invest in real properties. Both of the members of the Manager are currently involved in other business endeavors involving real estate in Madison County, Mississippi.

Common Legal Counsel

The Company and the Manager are represented by same legal counsel, and both anticipate that such representation will continue in the future. Should a dispute arise between the Company and the Manager, however, the Manager will cause the Company to retain separate counsel for such disputed matters.

Conflicting Interests on Tax Matters

The Manager will be designated as the "Tax Matters Member" for the Company with authority, under the Internal Revenue Code of 1986, as amended, to resolve disputes between the Company and IRS. IRS regulations require one of the Members to serve in this capacity. The Tax Matters Member generally has authority to bind the Company in any proceeding before the IRS. The Tax Matters Member may have a conflict of interest in determining whether to litigate or to settle a dispute with the IRS since the resolution of a dispute with the IRS may have different consequences for the Manager and the other Members.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

While the law concerning the duties of a manager of a limited liability company is not developed as fully as the law concerning the persons who control other forms of business entities, it is the opinion of many legal authorities that a manager is accountable to a limited liability company and its members as a fiduciary and, consequently, must exercise good faith and integrity in handling company affairs. Legal authorities also believe that a member may take legal action on behalf of himself or all other similarly situated members to recover damages from a manager for violations of its obligations. Members who have suffered losses in connection with deception in the purchase or sale of their interests in a company may have a right of action to recover such losses from a manager in an action based on Section 10b and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Units in a limited liability company are securities for such purposes in the same manner as interests in a limited partnership.

The Limited Liability Company Agreement provides that the Manager will not be liable to the Company or to the Members, when acting within the scope of the authority granted to it by the Limited Liability Company Agreement and when believing these actions are in the best interests of the Company, provided that the Manager's conduct does not constitute fraud, bad faith, gross negligence or willful misconduct. Therefore, Members may have a more limited right of action than they would have absent the limitation in the Limited Liability Company Agreement.

The Limited Liability Company Agreement also provides for indemnification of the Manager by the Company for liabilities incurred in dealings with third parties on behalf of the Company, except for acts which constitute fraud, bad faith, gross negligence, willful misconduct or as otherwise prohibited under the Mississippi Limited Liability Company Act.

Insofar as the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT

The Company has been organized as a limited liability company under the laws of Mississippi. Upon the sale of Units in the Company to investors, investors will be admitted as members of the Company. Under Mississippi law, members need not be named in any public filing, and the Manager does not intend to file any document naming members.

Persons who own interests in a limited liability company are referred to as "members." A member is the equivalent of a stockholder in a corporation or a limited partner in a limited partnership. Management of a limited liability company may be either retained by the members (i.e., member managed) (much like a general partnership) or vested in one or more managers (i.e., manager managed) (much like a limited partnership).

The document which governs the relationship of the Manager and the members is referred to as the "Limited Liability Company Agreement." It is somewhat like a limited partnership agreement and many of the provisions will be familiar to investors who have invested in limited partnerships. It also contains provisions that are similar to those contained in a corporation's bylaws.

The following discussion briefly summarizes certain provisions of the Limited Liability Company Agreement of the Company:

Purpose

The business and purpose of the Company is to own, operate, maintain and possibly develop and sell the Madisonville Property.

Management

The Company will be managed solely by its Manager. Members may not participate in the management or control of the Company's business, although Members will have a right to vote on certain matters. There will be no annual or other periodic meetings of the Members. However, the Manager may call special meetings of the Members for any purpose, and the Manager must call special meetings upon written request of Members owning at least fifty percent (50%) of the Units in the aggregate.

Withdrawal of the Manager

The Manager may withdraw from the Company upon (a) giving one hundred eighty (180) days written notice to the Members of its intention to so resign and withdraw, (b) providing a substitute manager for the Company who is accepted by a majority vote of the Members and (c) upon receiving, in writing, a majority vote of the Members to such action. Upon the termination of the Manager, the Manager's interest in the income, losses, credits and cash distributions from the Company shall be purchased by the Company for a purchase price determined in accordance with the Limited Liability Company Agreement. In addition, the Manager shall cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, including bankruptcy.

Removal of the Manager

The Members, by a majority vote, may remove the Manager for cause. "Cause" is defined as a final judicial determination of gross negligence, a felony committed in connection with the management of the Company, a material breach of its obligations, or fraud in connection with the Company's affairs. Upon removal of the Manager, absent appointment of a substitute manager, the Members will have rights to manage the Company based upon their relative Units, and all actions will be taken by a majority vote of the Members.

Transfer of Units

A Member may not transfer, sell, alienate, assign, bequeath, or in any manner dispose of his Units in the Company except under limited circumstances and with the approval of the Manager.

Liability of Members to Third Parties

A limited liability company is, for purposes of liability, treated in the same manner as a corporation. Thus, the members are not personally liable for the debts, liabilities, contracts, or any other obligations of the Company.

Power of Attorney

Each Member will irrevocably appoint and empower the Manager as his attorney-in-fact to execute, acknowledge, and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi, the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments that may be required or permitted by law to be filed on behalf of the Company.

Dissolution And Liquidation

The Company will continue in existence until it is dissolved and its assets are liquidated for any one of the following reasons: (i) an election is made in writing by the Manager and consented to by a majority vote of the Members; (ii) the Company disposes of substantially all of its property; (iii) the Manager withdraws or becomes bankrupt; (iv) any other event occurs which, under Mississippi law, would cause the dissolution of the Company. Upon dissolution, the Company's assets will be liquidated, debts will be paid, and the remaining proceeds, if any, will be distributed to the Members.

Ordinary Cash Distributions

If the Manager determines, in its sole discretion, that given the financial situation of the Company and its long-term cash needs, that a cash distribution is prudent, then the Company may make a cash distribution to the holders of Units in the Company. The cash distribution would be divided among Unit holders in proportion to number of Units owned.

Distribution of the Net Cash Proceeds from the Sale of Madisonville Property

The net cash proceeds from the sale of Madisonville Property will be distributed as follows:

- The Company first will pay its liabilities, including any liabilities of the Company to the Manager or to any Unit holder;
- The Company then will establish any reserves that the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities; and
- The Company then will distribute the remaining funds to the Unit holders in proportion to number of Units owned, except as described in the next paragraph.

If the Madisonville Property is sold within five years of completion of the offering and if the investors have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the investor (i.e., not including the outstanding principal balance of any Promissory Note given as consideration for Units) based on all distributions made to Unit holders, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Unit holders. During the five years following completion of the offering, the Manager will not voluntarily let its ownership interest fall below five percent (5%).

Reports to Members

The Manager shall within ninety (90) days after the end of each fiscal year cause the Company to prepare and furnish to each Member a report which contains financial statements and all necessary income tax information for the Members (Schedule K-1 (Form 1065)). The financial statements shall consist of a balance sheet, income statement, statement of changes in the Member's capital, and a statement of cash flows. An independent certified public accountant will prepare these year-end financial statements. Upon written request, the Company will furnish any requesting Unit holder a copy of the Federal income tax return (Form 1065) and applicable state income tax returns of the Company. Unless written objection is made within fifteen (15) days after the mailing of the report, the Members shall be deemed to have agreed to the report.

FEDERAL INCOME TAX MATTERS

The Company is a limited liability company. The Internal Revenue Service permits a limited liability company to make an election (at the time of its application for a taxpayer identification number) to be taxed either as a partnership (in which event all profits and losses are taxable directly to Members), or as a corporation (in which event all profits and losses are taxable to the Company). The Company has elected to be taxed as a partnership.

Under the Internal Revenue Code of 1986, as amended, the Company itself is not subject to any Federal income tax. Instead, a pro-rata share of tax items is passed through to the Members. Each Member, in computing his Federal income tax liability, must take into account his distributive share (as determined by the Limited Liability Company Agreement) of each class of items of income, gain, loss, deduction, or credit of the Company for any tax year, without regard to whether such distributive share is actually distributed to the Member. Generally, these items will be allocated to Unit holders for Federal income tax purposes in proportion to their percentage ownership of the Company, subject to certain complex tax provisions relating to negative capital accounts.

Investors should be cautioned that trusts that invest in the Company as Members may, under certain circumstances, become associations taxable as corporations. In addition, the purchase of Units may be inadvisable for qualified pension, profit-sharing and stock bonus plans, Keogh Plans, and Individual Retirement Accounts since the Company will likely incur debt for development of the Madisonville Property. In the event such a plan purchases Units and the Company is subject to debt, it is likely that a substantial part of the plan's pro rata share of Company taxable income will constitute unrelated business taxable income which would be taxable at the rates applicable to taxable entities.

LEGAL MATTERS

Watkins Ludlam Winter & Stennis, P.A. is serving as special counsel to the Company and the Manager in connection with the offering and the preparation of the Offering Circular. Watkins Ludlam Winter & Stennis, P.A. has assisted in the preparation of the Limited Liability Company Agreement and will assist in the acquisition of the Madisonville Property and other matters relating to the Company and the Manager. Watkins Ludlam Winter & Stennis, P.A. has not been engaged to protect the interests of the Members. Each investor as a Member should rely on his own counsel.

ADDITIONAL INFORMATION

This offering is being made pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation A. The Company filed a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission. This Offering Circular, filed as part of the Form 1-A Regulation A Offering Statement, does not contain all of the information set forth in the Form 1-A Regulation A Offering Statement, and the exhibits thereto. Statements made in this Offering Circular concerning the contents of any document filed as an exhibit are summaries of the terms of such document. The Company will furnish upon request without charge a copy of the entire Form 1-A Regulation A Offering Statement or any exhibit thereto. Requests for such documents should be made to: H & H Management, LLC, P.O. Box 58, 2045 Main Street, Madison, Mississippi 39110 (post office box zip code 39130-0058).

The following documents were filed as exhibits to the Form 1-A Regulation A Offering Statement:

Certificate of Organization
Limited Liability Company Agreement
Form of Subscription Agreement
Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager
Form of Promissory Note and Security Agreement
Form of Escrow Agreement
Consent of Curtis A. Gentry, IV, M.A.I.
Consent of James C. Hamilton, Jr., M.A.I.
Consent of Watkins Ludlam Winter & Stennis, P.A.
Sales Material
Madisonville Property Appraisal

MADISONVILLE, LLC BALANCE SHEET

The unaudited as adjusted balance sheet information as of June 30, 2002 gives effect to the receipt of net proceeds of $3,380,000, which assumes that we sell all Units offered, net of the expected expenses, and the purchase by the Manager of five Units for $180,000.

	As of June 30, 2002		
	Historical (unaudited)	As Adjusted for the Offering (unaudited)	
Assets		Minimum	Maximum
Cash	0	1,868,000	3,560,000
Total Assets	$0	$1,868,000	$3,560,000
Liabilities and Equity			
Liabilities	0	0	0
Units	0	1,868,000	3,560,000
Total liabilities and equity	$0	$1,868,000	$3,560,000


NISSAN
Central Mississippi
Industrial Center
COLONIAL
Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air

PART III - EXHIBITS

ITEM 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
(2)	Certificate of Organization	00024
(3)	Limited Liability Company Agreement	00027
(4)	Form of Subscription Agreement	00053
(6)	Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager	00067
(6)	Form of Promissory Note and Security Agreement	00076
(9)	Form of Escrow Agreement	00087
(10)(a)	Consent of Curtis A. Gentry, IV, M.A.I.	00092
(10)(b)	Consent of James C. Hamilton, Jr., M.A.I.	00093
(10)(c)	Consent of Watkins Ludlam Winter & Stennis, P.A.	00094
(12)	Sales Material	00095
(15)	Madisonville Property Appraisal	00120

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madison, State of Mississippi, onXXXXXXX, July 5, 2002.

MADISONVILLE, LLC

By: ______________________

W. Gary Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

By: ______________________

G. Lee Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

EXHIBIT 2

CERTIFICATE OF ORGANIZATION

[redacted]

OFFICE OF THE MISSISSIPPI SECRETARY OF STATE

P.O. BOX 136, JACKSON, MS 39205-0136 (601) 359-1333

Certificate of Formation

05/28

The undersigned, pursuant to Senate Bill No. 2395, Chapter 402, Laws of 1994, hereby executes the following document and sets forth:

1. Name of the Limited Liability Company

MADISONVILLE, LLC

2. The future effective date is (Complete if applicable)

UPON FILING

3. Federal Tax ID

APPLIED FOR

FILED
05/28/2002
ERIC CLARK
Secretary of State
State of Mississippi

4. Name and Street Address of the Registered Agent and Registered Office is

Name: DAVID B. GRISHMAN, ESQ.

Physical Address: 633 NORTH STATE STREET

P.O. Box: 427

City, State, ZIP5, ZIP4: JACKSON | MS | 39205 -0427

5. If the Limited Liability Company is to have a specific date of dissolution, the latest date upon which the Limited Liability Company is to dissolve

PERPETUAL

6. Is full or partial management of the Limited Liability Company vested in a manager or managers? (Mark appropriate box)

[X] Yes [ ] No

7. Other matters the managers or members elect to include

This page conforms with the duplicate original filed with the Secretary of State.
Eric Clark
Secretary of State

Rev. 01/96

OFFICE OF THE MISSISSIPPI SECRETARY OF STATE

P.O. BOX 136, JACKSON, MS 39205-0136 (601) 359-1333

Certificate of Formation

By: Signature (Please keep writing within blocks)

Printed Name: W. Gary Hawkins Title: Manager

Street and Mailing Address

Physical Address	2045 MAIN STREET (39130)
P.O. Box	58
City, State, ZIP5, ZIP4	MADISON MS 39130 - 0058

By: Signature (Please keep writing within blocks)

Printed Name: Title:

Street and Mailing Address

Physical Address	
P.O. Box	
City, State, ZIP5, ZIP4	-

This page conforms with the duplicate original filed with the Secretary of State.

Secretary of State

EXHIBIT 3

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT CONTAINS ARBITRATION PROVISIONS.

LIMITED LIABILITY COMPANY AGREEMENT of MADISONVILLE, LLC

PREAMBLE

THIS LIMITED LIABILITY COMPANY AGREEMENT ("**Agreement**") of **Madisonville, LLC**, a Mississippi limited liability company ("**Company**"), is entered into as of this ____ day of June, 2002, by and among H & H Management, LLC, a Mississippi limited liability company (the "**Manager**"), and such other persons executing this Agreement (the Manager and such other persons being collectively, the "**Members**"), all of whom do hereby constitute and form the Company and adopt this Agreement to govern their respective rights and obligations, upon the terms and subject to the conditions set forth below.

The Company was formed by filing a Certificate of Formation in the office of the Secretary of State of the State of Mississippi on May 28, 2002.

The Manager will have the exclusive authority to manage and to control the business of the Company, and no other Person will participate in the management and control of the Company except to the limited extent set forth in this Agreement.

ARTICLE I
DEFINED TERMS

1.1 As used in this Agreement, the following terms will have the following meanings:

"Act" will mean the Mississippi Limited Liability Company Act as the same may be amended from time to time.

"Affiliate" will mean (a) any Person directly or indirectly controlling, controlled by, or under common control with, another Person, (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (c) any officer, director, partner or employee of such Person, and (d) if such other Person is an officer, director, partner or employee, any other entity for which such Person acts in any capacity.

"Appraised Value" will mean the value according to an appraisal made by an independent qualified appraiser. Such qualification may be demonstrated by membership in a nationally recognized appraisal society, such as Member Appraisal Institute, Society of Real Estate Appraisers, or their equivalent, but not limited thereto.

"Available Cash Flow" will mean all cash funds of the Company on hand at the end of each Fiscal Year, less (i) provision for payment of all outstanding and unpaid current cash obligations of the Company at the end of such year (including those which are in dispute) and (ii) the Company's provisions for adequate reserves for reasonably anticipated cash expenses and contingencies (which shall include amounts in the Reserve Funds and may, in the discretion of the Manager, include debt service on the Company's indebtedness), but without deduction for depreciation and other non-cash expenses; provided, however, that Net Cash Proceeds from Sale shall not be included in Available Cash Flow.

"Capital Account" will mean the capital account of a Member as described in Section 4.5 hereof.

"Capital Contribution" will mean the total investment and contribution to the capital of the Company, in cash, by a Member for his Interest.

"Closing Date" will mean the date on which subscriptions for all of the Interests being offered pursuant to the Offering have been accepted by the Manager and the Offering is closed.

"Code" will mean the Internal Revenue Code of 1986, as amended, and any regulations thereunder, or any corresponding provision or provisions of succeeding law.

"Commencement Date" will mean the date the Limited Liability Company Agreement is fully executed by all parties thereto to admit Investors to the Company as Members.

"Company" will mean Madisonville, LLC, the Limited Liability Company created, and existing, by the filing of its Certificate of Formation and supporting documents with the Mississippi Secretary of State, and to be operated under this Agreement.

"Deficit Capital Account" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments: (i) Credit to such Capital Account any amount which such Member is obligated to restore under Treasury Regulations § 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentence of Treasury Regulations §§ 1.704-2(g)(1) and (i)(5), after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Treasury Regulations § 1.704-2(d)) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Treasury Regulations § 1.704-2(i)(3)); (ii) Debit to such Capital Account the items described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (iii) This definition of Deficit Capital Account is intended to comply with the provision of Treasury Regulations §§ 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

"Financing" will mean any mortgage loan related to a Property.

"Interest or Interests" will mean the entire ownership Interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"Investment Date" will mean the date or dates of the admission of Members, from time to time, into the Company.

"Investor Member" or ***"Investor Members"*** will mean the Person or Persons, other than the Manager, who have been admitted to the Company as provided in Miss. Code Ann. Section 79-29-301, and have not dissociated from the Company.

"Manager" will mean H & H Management, LLC or any other Person who, at the time of reference thereto, has been admitted as a successor to the Interests of H & H Management, LLC as the Manager of the Company. For as long as H & H Management, LLC holds an interest in the Company, it will serve as the Manager with sole authority to control the Company's business (subject to this Agreement) until it relinquishes such authority in writing, and this Agreement and any amendment to the Certificate of Formation required by the Act will have been amended to reflect such relinquishment.

"Majority Vote" will mean the vote of Members who own, at the time of determination, more than fifty percent (50%) of the total outstanding Interests. A greater or lesser percentage may be required for certain actions as set forth in this Agreement.

"Member" will mean the Person(s) listed on Schedule A who are admitted to the Company as Members, as such Schedule A may, from time to time, be supplemented or amended. Unless the context shall otherwise require, the

Manager shall be deemed a Member with respect to the Interests which it holds as a Manager. The Manager may hold Interests to the same extent as any Member and shall have all rights and obligations appurtenant to such Interests.

"Mortgage Loan" will mean any long-term mortgage loan secured by the Property.

"Net Cash Proceeds from Sale" will mean the gross amount of cash received from refinancing, sale or other transfer or condemnation of the Property or any part thereof or any other of the Company's assets, less any related costs, including sales commissions and legal expenses, and less any outstanding indebtedness on any of the transferred or condemned assets of the Company.

"Person" will mean any individual, company, corporation, trust or other entity.

"Property" will mean the real Property owned or to be acquired by the Company, and in each case the personal property used in conjunction therewith.

"Reserves" will mean the amounts of money allocated to Reserves maintained for working capital and anticipated capital expenditures of the Company.

"Sale" will mean any Company transaction, (other than farming, rents, ground leasing and any other uses of the Property that generate funds) the receipt of Capital Contributions or Financing, not in the ordinary course of business, including, without limitation, sales, exchanges, or other dispositions of the Property, condemnations, recoveries of damage awards, and insurance proceeds (other than business or rental interruption insurance proceeds), not applied to reconstruct the Property.

"Sponsors" will mean the members and managers of the Manager, W. Gary Hawkins and G. Lee Hawkins.

"Subscription Documents" will mean the agreements, including exhibits thereto, under which a Member agrees to acquire Interests in the Company and under which the Managers agrees to admit the Person to the Company as a Member.

"Substitute Member" will mean any assignee of an Interest who complies with the requirements of Section 7.2(d) in which event said Substitute Member shall have all rights of the assigning Member.

"Unit" will mean a one percent (1%) ownership Interest in the Company to be sold by the Sponsors through the Offering.

1.2 The definitions set forth in this Article I will be deemed substantive provisions of this Agreement. In addition, the recitals to this Agreement will be deemed incorporated herein by this reference and read as an integral part of this Agreement.

ARTICLE II
NAME, OFFICES, TERM AND PURPOSE

2.1 ***Name.*** The Company will conduct its business under the name **"Madisonville, LLC"**. The Company may use such trade or fictitious names as the Manager deems appropriate.

2.2 ***Principal Office.*** The principal office of the Company will be at 2045 Main Street, Madison, Mississippi 39130-0058. The Company may have such other offices, either within or outside of the State of Mississippi, as the Manager may designate or as the business of the Company may from time to time require.

2.3 ***Registered Office.*** The registered office of the Company, required by the Act to be maintained in the State of Mississippi is 633 North State Street, Jackson, Mississippi 39202, and its registered agent at that address is David B. Grishman. The registered agent is a resident of the State of Mississippi. The registered office and the registered agent may be changed from time to time by action of the Manager and by filing the prescribed form with the Mississippi Secretary of State pursuant to Miss. Code Ann. Section 79-29-106.

2.4 ***Term.*** The Company will have a term, commencing with the date on which its Certificate of Formation was filed in the office of the Secretary of State, and extending until terminated as provided in the Act or herein.

2.5 ***Purpose.*** The business and purpose of the Company is to purchase, own, operate, maintain, possibly develop and sell certain real property (or interests therein), as more particularly described on Exhibit "A" attached hereto and incorporated herein by reference, and the personal property used in conjunction therewith (hereinafter referred to as the "Property"), and such other items as are reasonably necessary or appropriate for the operation and management of such Property, and to do any lawful thing for which a Limited Liability Company may be formed under the Act.

ARTICLE III
MEMBERS AND COMPANY CAPITAL

3.1 ***Members.*** The manager shall be the initial Member of the Company. The Manager will amend this Agreement to reflect the admission, as Members, of those Persons whose subscriptions for Interests have been accepted.

3.2 ***Company Capital.*** The Company will not redeem or repurchase any Interests, and no Member will have the right to withdraw or to receive any return of his Capital Contribution except as specifically provided herein. No Capital Contribution may be received in the form of property other than cash except for the Manager's initial capital contribution made pursuant to the terms of its Agreement to Contribute Capital.

3.3 ***Status of Members.***

(a) Upon payment in full of the Capital Contribution required with respect thereto, an Interest will be fully paid and nonassessable.

(b) The Members will not be bound by, or be personally liable for, any obligations, losses, debts, expenses, or liabilities of the Company. Any such obligations, losses, debts, expenses, or liabilities will be borne by the Company.

ARTICLE IV
DISTRIBUTIONS OF CASH; ALLOCATIONS OF INCOME, LOSSES AND GAINS

4.1 ***Distribution of Available Cash Flow.*** Available Cash Flow derived from farming, rents, ground leasing and any other uses of the Property that generate funds will be distributed, at the sole discretion of the Manager, to the Investor Members and Manager in proportion to their percentage of Interest.

4.2 ***Distribution of Net Cash Proceeds from Sale.***

(a) All Net Cash Proceeds from Sale will be distributed in the following amounts and in the order of priority:

(i) to the payment of debts and liabilities of the Company (including all expenses of the Company incident to the Sale or Financing) including loans or other debts and liabilities of the Company to any Member or any Affiliate;

(ii) to the establishment of any Reserves which the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities or obligations of the Company including, in the case of Financing, future capital expenditures;

(iii) the remainder will be distributed to the Investor Members and Manager according to their percentage of Interest;

(b) If the Company sells the Property sold within five years of the initial admission of subscribers as Members and if such Members have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the Members (i.e., not including the outstanding principal balance of any promissory note given as consideration for Interests) based on all distributions made to Members, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Members. During this five-year period, the Manager will not voluntarily let its Interest fall below five percent (5%).

4.3 ***Allocation of Income, Gains, Losses and Credits.***

(a) Income, gains and losses for Federal income tax purposes will be determined in accordance with the accounting method followed by the Company for Federal income tax purposes. Every item of income, gain, loss, deduction, credit, or tax preference entering into the computation of income or loss for Federal income tax purposes will be considered allocated to each Member in the same proportion as income and loss are allocated to such Member.

(b) All income, credits and losses for Federal income tax purposes will be allocated to the Members in proportion to their percentage of Interests, provided, however, that losses will not be allocated to any Member for any year in an amount that would create a deficit in such Member's Capital Account in excess of the gains that would be allocated to such Member under Section 4.3(c) hereof if the assets of the Company had been sold on the last day of such year for a price equal to the entire outstanding indebtedness of the Company plus an amount equal to the deficit which such Member is obligated to restore (if any).

(c) Gains and losses for Federal income tax purposes arising from a Sale will be allocated as follows:

(i) Gains for Federal income tax purposes will be allocated first, to the Investor Members in amounts up to the negative balances in their Capital Accounts in the same proportion as the Members' negative Capital Account bears to such aggregate negative Capital Accounts; second, to the Managers if they have a negative Capital Account, to bring such account up to zero; third, any remaining gains will be allocated to the Manager and to the Investor Members in the same proportions as cash is to be distributed as provided herein above.

(ii) Losses for Federal income tax purposes will be allocated to the Investor Members and to the Manager according to their percentage of Interest.

4.4 ***Determination of Allocations and Distributions Among Investor Members.***

(a) All income and losses for Federal income tax purposes allocable to the Investor Members and all Available Cash Flow and all Net Cash Proceeds from Sale distributable to the Investor Members will be allocated or distributed, as the case may be, to the Investor Members in proportion to the percentages specified herein above.

(b) All income and losses for Federal income tax purposes not arising from a Sale allocable to the Investor Members will be allocated, and all Available Cash Flow distributable to the Investor Members will be distributed, as the case may be, to the Persons recognized by the Company as the Investor Members as of the last day of the month for which such allocation or distribution is to be made. Each such Investor Member will be allocated the income and losses, and distributed the Available Cash Flow, as the case may be, from the first day of the month in which such Person is admitted into the Company as a Member.

(c) All income and losses for Federal income tax purposes for a Company year not arising from a Sale allocable to any Interest which has been transferred during such year will be allocated between the transferor and the transferee based upon the number of monthly periods on the last day of which each was recognized as the holder of the Interest for purposes of this Section 4.4, without regard to the results of Company operations during particular monthly periods of such year, and without regard to whether cash distributions were made to the transferor or transferee.

(d) All income and losses arising from a Sale allocable to the Investor Members will be allocated, and all Net Cash Proceeds from Sale distributable to the Investor Members will be distributed, as the case may be, to the Persons recognized as Investor Members as of the date of such Sale or Financing. All income and losses for Federal income tax purposes which are attributable to Sales, and all Net Cash Proceeds from Sale which represent Net Cash Proceeds from Sale not received by the Company as cash upon a Sale or Financing, but which will be received later by the Company as a result of an installment or other deferred sale, will be allocated or distributed, as the case may be, to the Persons recognized as the Investor Members as of the date such Net Cash Proceeds from Sale are received by the Company. For purposes of this Section 4.4, an assignee of an Interest will be recognized as the holder of such Interest as of the date of the instrument of assignment, or if no date is specified, the date of the last acknowledgment of such instrument.

(e) Nothing in this Article IV will be construed as to permit assignment of an Interest or the admission of a Person as a Member of the Company, except as will be permitted under the procedures set forth later in this Agreement.

4.5 ***Capital Accounts.***

(a) A separate Capital Account will be maintained for each Member. There will be credited to each Member's Capital Account the amount of his Capital Contribution and such Member's distributive share of the income for Federal income tax purposes of the Company, and there will be charged against each Member's Capital Account the amount of all monies or other assets distributed to such Member and such Member's distributive share of the losses for Federal income tax purposes of the Company.

(b) In the event of a permitted sale or exchange of an Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Interest in accordance with Treasury Regulations § 1.704-1(b)(2)(iv).

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 4.5 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 4.5 should be modified to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 4.5, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(d) Upon liquidation of the Company (or any Member's Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty (60) days of the end of the taxable year (or, if later, within one hundred-twenty (120) days after the date of the liquidation). The Company may offset damages for breach of this Limited Liability Company Agreement by a Member whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to the Member.

(e) No Member will have any obligation to eliminate a deficit balance from his Capital Account or to bring his Capital Account into parity with the Capital Accounts of the other Members at any time.

4.6 ***Special Allocations to Capital Accounts.*** No allocations of loss, deduction, and/or expenditures described in Section 705(a)(2)(B) of the Code shall be charged to the Capital Accounts of any Member if such allocation would cause such Member to have a Deficit Capital Account. The amount of the loss, deduction, and/or Code Section § 705(a)(2)(B) expenditure which would have caused a Member to have a Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have a Deficit Capital Account as a result of the allocation, in proportion to their respective Capital Contributions, or, if no such Members exist, then to the Members in accordance with their percentage of Interests pursuant to Section 4.3 hereinabove.

(a) If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase a Deficit Capital Account of the Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially credited to the Capital Account of the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 4.6 be interpreted to comply with the alternate test for economic effect set forth in Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(b) If any Member would have a Deficit Capital Account at the end of any Company taxable year which is in excess of the sum of any amount that the Member is obligated to restore to the Company under Treasury Regulations § 1.704-1(b)(2)(ii)(c) and the Member's share of minimum gain as defined in Treasury Regulations § 1.704-2(g)(1) (which is also treated as an obligation to restore in accordance with Treasury Regulations § 1.704-1(b)(2)(ii)(d)), the Capital Account of the Member shall be specially credited with items of income (including gross income) and gain in the amount of the excess as quickly as possible.

(c) Notwithstanding any other provision of this Section 4.6, if there is a net decrease in the Company's minimum gain as defined in Treasury Regulations § 1.704-2(d) during a taxable year of the Company, the Capital Accounts of each Member shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Member's share of the net decrease in Company minimum gain. This Section 4.6 is intended to comply with the minimum gain charge back requirement of Treasury Regulations § 1.704-2 and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, if the minimum gain charge back requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Managers may in their discretion (and shall, if requested to do so by a Member) seek to have the IRS waive the minimum gain charge back requirement in accordance with Treasury Regulations § 1.704-2(f)(4).

4.7 ***Authority of Members to Preserve and Protect Allocations.***

(a) It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) will be determined and allocated in accordance with this Agreement to the fullest extent permitted by the Code. In order to preserve and protect the determinations and allocations provided for in this Agreement, to the extent that allocating income, gain, loss, deduction, or credit (or item thereof) in the manner provided for in this Agreement would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) not to be permitted by the Code and Regulations promulgated thereunder, any Member may submit to a vote of the Members, at a meeting called for that purpose, a permitted method of allocating such income, gain, loss, deduction, or credit (or item thereof).

(b) In adopting any allocation (the "new allocation") under Section 4.7(a) hereof, the Company will require a unanimous vote of the Members. In addition, the Company will have been advised by legal counsel to the Company and by the accountants for the Company that under the Code and the Regulations thereunder, (i) the new allocation is necessary, and (ii) the new allocation is the minimum modification of the allocations otherwise provided for in this Agreement necessary in order to assure that, either in the then current year or in any preceding year, each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) is determined and allocated in accordance with this Agreement to the fullest extent permitted by the Code and the Regulations thereunder.

(c) If the Manager is required by this Section 4.7 to make any new allocation in a manner less favorable to the Members than is otherwise provided for in this Article IV, the Manager is authorized and directed, insofar as advised by legal counsel to the Company and by the accountants for the Company that it is permitted by Section 704(b) of the Code, to allocate income, gain, loss, deduction, or credit (or item thereof) arising in later years in a manner so as to bring the allocations of income, gain, loss, deduction, or credit (or item thereof) to the Members as nearly as possible to the allocations thereof otherwise contemplated by this Article IV.

(d) New allocations made by the Manager under this Section 4.7 in compliance with Section 4.7(b) hereof and allocations made by the Manager under Section 4.7(c) hereof in reliance upon the advice of legal counsel to the Company and of the accountants for the Company will be deemed to be made pursuant to the fiduciary obligation of the Manager to the Company and the Members, and no such allocation will give rise to any claim or cause of action by any Member. Any allocation made pursuant to this Section 4.7 will be deemed to be a complete substitute for any allocation otherwise provided for in this Article IV and no amendment of this Agreement will be required.

ARTICLE V
GOVERNANCE OF THE COMPANY;
RIGHTS, OBLIGATIONS AND POWERS OF THE MANAGER

5.1 *Management of the Company.*

(a) The Manager, within the authority granted to it under this Agreement, will have full, complete and exclusive discretion to manage and to control the business of the Company to the best of its ability, and to use its best efforts to carry out the purpose of the Company.

(b) All decisions made for and on behalf of the Company by the Manager will be binding upon the Company. Except as expressly otherwise set forth elsewhere in this Agreement, the Manager, acting for and on behalf of the Company, in extension and not in limitation of the rights and powers given by this or by the other provisions of this Agreement will, in its sole discretion, have full and entire right, power, and authority in the management of the Company's business to do any and all things necessary to effectuate the purpose of the Company. Without limiting the foregoing grant of authority, but subject to the other provisions of this Agreement, the Manager will have the right, power, and authority, acting for and on behalf of the Company, to do all acts and things set forth in Section 5.2 hereof. No Person dealing with the Manager will be required to determine its authority to make any undertaking on behalf of the Company, or to determine any facts or circumstances bearing upon the existence of such authority.

(c) In the event that the Manager determines, in its sole discretion, that it would be in the best interest of the Company to borrow money for some worthwhile Company purpose, the Manager shall have the authority to cause the Company to borrow money from banks and other lending institutions upon such commercially reasonable terms as the Manager shall determine.

(d) All of the Company's expenses will be billed to, and paid by, the Company. The expenses to be paid by the Company in connection with the Company's business include, by way of example and not of limitation: (i) all costs of personnel employed by the Company and involved in the business of the Company, (ii) all costs of borrowed money, taxes and assessments applicable to the Company, (iii) legal, audit, accounting, escrow, engineering, and appraisal fees, (iv) fees and expenses paid to independent contractors, mortgage bankers, finders, brokers, consultants, real estate brokers, and other agents, (v) expenses in connection with the acquisition, sale, exchange, or other disposition, and financing of the Property, (vi) expenses of communicating with Members, including the preparation and mailing of reports, and (vii) costs incurred in connection with any litigation or regulatory proceeding in which the Company is involved.

5.2 ***Authority of the Manager.***

(a) Subject to Section 5.4 hereof, the Manager for, and in the name and on behalf of, the Company is hereby authorized, without limitation:

(i) to acquire, develop, own, operate and manage the Property;

(ii) to acquire by purchase, lease, exchange, or otherwise, any personal property;

(iii) to form subsidiaries as long as (1) the Company owns 100% of such subsidiaries and (2) the Manager of the Company is the manager of such subsidiaries;

(iv) subject to Section 5.1(c) hereof, to borrow money and issue evidences of indebtedness, and to secure the same by mortgage, deed of trust, pledge, or other lien on the Property or other assets of the Company;

(v) to employ agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and operations of the Company, and to pay fees, expenses, salaries, wages, and other compensation to such persons;

(vi) to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as it may deem sufficient, any debt obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(vii) to determine the appropriate accounting method or methods to be used by the Company;

(viii) to cause the Company to make or to revoke any elections referred to in any sections of the Code;

(ix) to establish and maintain Reserves for such purposes and in such amounts as it deems appropriate from time to time;

(x) to pay full recourse debts and obligations prior to nonrecourse debts or obligations, so long as such payment is consistent with the Managers' fiduciary duties to the Members;

(xi) to amend this Agreement to reflect the addition or substitution of Members, or the reduction of Capital Accounts upon the return of capital to Members;

(xii) to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with or incidental to, the accomplishment of the purposes of the Company; and

(xiii) to elect to dissolve the Company at any time within its sole discretion.

(b) With respect to all of its obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidences of indebtedness, contracts, agreements, agreements required pursuant to the rules and regulations of any governmental or quasi-governmental agency, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements as it deems proper; all on such terms and conditions as it deems proper.

5.3 ***Authority of the Manager and their Affiliates to Deal With the Company.*** The Manager and Affiliates of the Manager may, and will have the right to, deal with the Company in the same manner and to the same extent as any Person not a Member, provided, however, that the terms of any dealings between the Company, the Manager, or an

Affiliate of the Manager, will be fully disclosed to all Members, will be on commercially reasonable terms, and will be on terms and conditions no less favorable to the Company than those obtainable from a qualified third party. The Manager and Affiliates of the Manager may and will have the right to lend money to the Company. The Manager and Affiliates of the Manager may, and will have the right to, act as general contractor for construction of the Property and may participate with the management agent of the Property in Property Management Fees on terms and conditions permitted by this Agreement.

5.4 ***General Restrictions on Authority of the Manager***. In exercising management and control of the Company, the Manager, on behalf of the Company and in furtherance of the business of the Company, will have the authority to perform all acts which the Company is authorized to perform. The Manager will not have any authority to:

(a) perform any act in violation of this Agreement;

(b) do any act required to be approved or ratified in writing by all, or a specified percentage of, Members under the Act, unless the right to do so is expressly otherwise given in this Agreement;

(c) borrow from the Company;

(d) do any act which would make it impossible to carry on the ordinary business of the Company;

(e) confess a judgment against the Company;

(f) possess Property owned by the Company, or assign their rights in Property owned by the Company, for other than Company purposes;

(g) admit a Person as a Manager, except as provided in this Agreement;

(h) knowingly perform any act that would subject any Member to unlimited liability in any jurisdiction;

(i) invest in junior trust deeds, second mortgages, or similar obligations;

(j) invest in the securities of other issuers; and

(k) underwrite the securities of other issuers.

5.5 ***Management Obligations.*** In conducting the business of the Company, the Manager will be bound by the following:

(a) the Company's interest in the Property will be acquired primarily with the potential of long-term appreciation;

(b) the Company will not reinvest any Net Cash Proceeds from Sale except as to create or replenish Reserves in an amount deemed desirable by the Manager; and

(c) the Manager will have fiduciary responsibility for the safekeeping and use of all Company assets, whether or not in its immediate possession or control, and will not employ, or permit another to employ, such assets in any manner but for the exclusive benefit of the Company.

5.6 ***Delegation of Authority.*** Subject to the provisions of this Article V, the Manager may delegate all or any of their powers, rights, and obligations hereunder, and may appoint, employ, contract, or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under supervision of the Manager, perform any acts or services for the Company as the Manager may approve.

5.7 ***Other Activities.*** The Manager and its Affiliates may engage in or possess interests in other business ventures of every kind and description for their own accounts, including, without limitation, serving as Manager of other companies which own, build, syndicate, operate, or have any dealings or relationships with, either directly or through interests in, other companies or projects, whether or not in competition with the Property. Neither the Company nor any of the Members will have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

5.8 ***Limitation on Liability of Manager: indemnification.***

(a) The Company shall not indemnify the Manager for any liability or loss suffered by the Manager, nor shall the Manager be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met: (1) the Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company; (2) The Manager was acting on behalf of or performing services for the Company; (3) Such liability or loss was not the result of negligence or misconduct by the Manager; (4) Such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Members. The termination by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, is not, of itself, determinative that the Manager did not act in good faith and in a manner which is reasonably believed to be in, or not opposed to, the best interest of the Company. Any indemnification under this Section 5.8(a), unless ordered by a court, will be made by the Company only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification is proper under the circumstances because the indemnified party has met the applicable standard of conduct set forth in this Section 5.8(a).

(b) Notwithstanding any thing to the contrary contained in Section 5.8(a), the Manager and any person acting as broker-dealer shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) There has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (2) Such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (3) A court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification or the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(c) The Company may not incur the cost of that portion of liability insurance which insures the Manager for any liability as to which the Manager is prohibited from being indemnified under this section.

(d) The advancement of Company funds to a Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (1) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (2) The legal action is initiated by a third party who is not a Member, or the legal action is initiated by a Member and a court of competent jurisdiction specifically approves such advancement; (3) The Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such Person is found not to be entitled to indemnification.

5.9 ***Tax Status of the Company.*** The Manager will use its best efforts to meet such requirements of the Code, as interpreted from time to time by the Internal Revenue Service, by any other agency of the federal government, or by the courts, necessary to assure that the Company will be classified as a "partnership" for Federal income tax purposes. The Manager is hereby designated the "Tax Matters Member" for the Company.

5.10 ***Restrictions on Authority to Deal with the Manager and its Affiliates.*** Other than as specifically authorized in this Article V, the Manager is prohibited from entering into any agreements, contracts, or arrangements on behalf of the Company, with themselves or with any of its Affiliates. Such prohibition will include, without limitation, the following: (i) the Company will not loan money to the Manager or any Affiliate of the Manager; (ii) neither the Manager nor any of its Affiliates will loan funds to the Company, if the interest rates and other finance charges and fees in connection with such loan are in excess of the amounts charged by unrelated banks on comparable loans, or make loans with a prepayment charge or penalty; and (iii) no compensation or fees will be paid to the Manager or to its Affiliates except as described in this Agreement or in the available cash flow.

5.11 ***Fiscal Matters.***

(a) ***Fiscal Year.*** The fiscal year of the Company will begin on the first day of January and end on the last day of December each year, unless otherwise determined by resolution of the Members and approved by the Internal Revenue Service for Federal income tax purposes.

(b) ***Deposits.*** All funds of the Company will be deposited, from time to time, to the credit of the Company in such banks, trust companies, or other depositories as the Manager may select.

(c) ***Checks, Drafts Etc.*** All checks, drafts, or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company, will be signed by the Manager or by such person as the Manager may designate by Bank Form of Resolution or other action.

(d) ***Accountant.*** An Accountant may be selected, from time to time, by the Manager to perform such tax and accounting services as may, from time to time, be required. The Accountant may be removed by the Manager without assigning any cause.

(e) ***Legal Counsel.*** One or more Attorney(s) at Law may be selected from time to time by the Manager to review the legal affairs of the Company and to perform such other services as may be required, and to report to the Members with respect thereto. The Legal Counsel may be removed by the Manager without assigning any cause.

5.12 ***Meetings and Voting.***

(a) ***Vote Required for Actions.*** Except where a greater percentage is required by this Agreement or by law, all actions taken by the Company requiring a vote by the Members will be taken upon a Majority Vote of the Members, with respect to percentage of Interests. No vote will be required on any matter which is within the powers of the Manager, and the Manager will have exclusive authority in the operation of the Company's affairs.

(b) ***Meetings.*** The Manager does not contemplate the holding of meetings of the Members of the Company unless the same will be required by the Act. However, special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager and will be called upon a request, addressed to the Manager, by Members holding not less than ten percent (10%) of the Interests.

(c) ***Notice of Meeting.*** Written notice (including facsimile and telegraph) stating the place, day and hour of the meeting and, in case of a special meeting, the purposes for which the meeting is called, will be delivered not less than ten days before the date of the meeting, to each Member of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address as it appears on the books of the Company, with postage thereon prepaid. When all the Members of the Company are present at any meeting, or if those not present sign in writing a waiver of notice of such meeting or subsequently ratify all of the proceedings thereof, the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

(d) ***Quorum.*** At any meeting of the Members, a majority of the percentage of Interests, as determined by the Capital Contribution of each Member as reflected on the books of the Company, represented in person or by proxy, will constitute a quorum at a meeting of the Members. If less than said majority of the percentage of Interests are represented at a meeting, a majority of the Interests so represented may postpone the meeting without further notice. At such postponed meeting, if a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

(e) ***Proxies.*** At all meetings of the Members, a Member may vote by proxy, executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy will be filed with the Managers before or at the time of the meeting. No proxy will be valid after three months from the date of its execution, unless otherwise provided in the proxy.

(f) ***Voting by Certain Members.*** Interests held in the name of a corporation, partnership or company may be voted, to the extent a vote is allowed under the terms of this Agreement, by such officer, partner, agent or proxy as the bylaws of such entity may prescribe, or in the absence of such provision, as the board of directors or equivalent body of such entity may determine. Interests held by a trustee, personal representative, administrator, executor, guardian or conservator may be voted, to the extent a vote is allowed under the terms of this Agreement, by him, either in person or by proxy, without a transfer of such certificates into his name.

(g) ***Presumption of Assent.*** A Member of the Company who is present at a meeting of the Members at which action on any matter is taken, will be presumed to have assented to the action taken, unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or unless he forwards such dissent by certified mail to the secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent will not apply to a Member who voted in favor of such action.

5.13 ***Membership Certificates and their Transfer.*** The Company will not be required to issue Membership Certificates but may rely solely on this Agreement to determine the respective percentage of Interests of the Members. If the Manager determines to issue Membership Certificates, then Certificates representing an equity Interest in the Company will be in such form as will be determined by the Manager, and such Certificates will be signed by the Manager. All Membership Certificates will be consecutively numbered or otherwise identified. The name and address of the person to whom the Membership Certificates are issued, with the Capital Contribution and the date of issue, will be entered in the Certificate Register of the Company. In case of a lost, destroyed, or mutilated Membership Certificate, a new one may be issued upon such terms and indemnity to the Company as the Manager may prescribe. The fact that the equity Interest of a Member is certificated will not permit assignment, except to the extent and subject to the conditions set forth in this Agreement.

5.14 ***Officers of the Company.***

(a) ***Management.*** The business of the Company will be conducted under the exclusive management of the Manager, who will have exclusive authority to act for the Company in all matters.

(b) ***Manager.*** The Manager will, when present, preside at all meetings of the Members, be the official spokesperson for the Company, and be the persons primarily responsible for conducting transactions with the Company's legal counsel and accountants. The Manager may sign, on behalf of the Company, such deeds, mortgages, bonds, contracts, or other instruments which have been appropriately authorized to be executed by the Manager, except in cases where the signing or execution thereof will be expressly delegated by the Members, by this Agreement, or by law to some other officer or agent of the Company, and, in general, he will perform such duties as may be prescribed by the Manager from time to time.

(c) ***Other Officers.*** The Manager may, from time to time, designate certain Persons to act as officers for the Company.

ARTICLE VI
RETIREMENT OR EXPULSION OF THE MANAGER

6.1 ***Manager's Resignation.*** The Manager may not resign and/or withdraw from the Company without (i) first providing one hundred eighty (180) days written notice to the Members of its intent to so resign and withdraw, (ii) without providing a substitute Manager for the Company who is accepted by a Majority Vote of the Members, and (iii) without receiving, in writing, the approval of at least a majority in Interest of the Members in the Company to such action. In the event the Members accept the Manager's resignation, the Company will purchase the Manager's Interests in the Company for the fair market value of its Interests as determined by an agreement between the Manager and the Members, or, if they cannot agree, by arbitration in accordance with the provisions of Article XI and the then-current rules of the American Arbitration Association not inconsistent with the terms of this Agreement. Notwithstanding the provisions of Article XI hereof, the expense of arbitration will be borne equally by the Manager and the Company. The fair market value of the Manager's Interests will be the amount that it would receive upon dissolution and termination of the Company, assuming that such dissolution and termination occurred on the date of its resignation as Manager and the assets of the Company were sold for their then-current fair market value without any compulsion on the part of the Company to sell such assets.

6.2 ***Events of Withdrawal.*** The Manager will cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, absent the written consent of all Members.

6.3 ***Removal of the Manager.*** The Members will have the right to remove the Manager and to expel it from the Company for "cause", which means a final judicial determination that the Manager (i) was grossly negligent in failing to perform its obligations under this Agreement, (ii) committed a fraud upon the Members or upon the Company, (iii) committed a felony in connection with the management of the Company or its business, or (iv) was in material breach of its obligations under this Agreement. In such event, the Manager's Interests will be purchased by the Company for a purchase price determined by an agreement between the Manager and the Members, or, if they cannot agree, by arbitration in accordance with the provisions of Article XI and the then-current rules of the American Arbitration Association not inconsistent with the terms of this Agreement. Notwithstanding the provisions of Article XI hereof, the expense of arbitration shall be borne equally by the Manager and the Company. In the event that the Manager is removed for cause, it may not be entitled to receive the fair market value of his Interests described in Section 6.1 hereof. If all of the Managers are removed, then unless a successor Manager is appointed pursuant to Section 6.4 hereof, the Company will be governed by the Members who will act by Majority Vote.

6.4 ***Replacement of the Manager.*** In the event the Manager is removed, retires, withdraws, or otherwise ceases to be a Manager, the Company will be governed by its Members unless a new Manager, who agrees to act as such, is appointed by written consent upon a Majority Vote of the Members. Any Member may request a meeting at which such vote may be taken, and will provide notice of that meeting to all Members not less than twenty days prior to the date set for such meeting. At such meeting, the Members may elect a successor Manager. The successor Manager will be governed by the terms and provisions of this Agreement and such successor Manager will agree, in writing, to be bound by and to accept all rights, duties, privileges, and obligations set forth herein as appertaining to the Manager.

ARTICLE VII
TRANSFERABILITY OF INTERESTS

7.1 ***Restrictions on Transfers of Interests.***

(a) No assignment or transfer of Interests will be effective without the prior written consent of the Manager, which consent may be withheld for any or no reason. Provided such consent is obtained, a Member may assign his Interests, by a duly executed written instrument of assignment, the terms of which shall not be in contravention of any of the provisions of this Agreement. Notwithstanding the foregoing, no Member may sell, assign, transfer, or exchange any Interests:

(i) if, in the opinion of legal counsel for the Company, such sale, assignment, transfer or exchange would result, when considered with all other sales, assignments, transfers, and exchanges of Interests in the Company within the previous twelve (12) months, in the Company being considered to have been terminated within the meaning of Section 708 of the Code; or

(ii) if legal counsel for the Company will be of the opinion that such sale, assignment, transfer or exchange would be in violation of any applicable Federal or State Securities Laws (including any investor suitability standards).

(b) Any attempted sale, assignment, transfer or exchange in contravention of the provisions of this Article VII will be void and ineffectual and will not be recognized by the Company.

7.2 ***Right of First Refusal to Purchase Interests.*** No Member will sell or in any manner dispose of his Interests until he has offered to sell such Interests to the Manager for its Appraised Value determined at the time the sale is to take place. However, the Manager is under no obligation to purchase any Member's Interests.

7.3 ***Transfer Upon Death.*** Upon the death of a Member, his Interest may pass by will or intestacy to his heirs and such Interest shall be treated as an assignment by the deceased Member consented to by the Manager as provided in Section 7.1 hereof.

7.4 ***Assignees and Substitute Members.***

(a) If a Member dies, his executor, administrator or trustee, or, if he is adjudicated incompetent, his committee, guardian or conservator, or, if he becomes bankrupt, the trustee or receiver of his estate, will have all the rights of a Member for the purpose of settling or managing his estate and such power as the decedent or incompetent possessed to assign all or any part of his Interests and to join with the assignee thereof in satisfying conditions precedent to such assignee becoming a Substitute Member. The death, dissolution, adjudication of incompetence or bankruptcy of a Member will not dissolve the Company unless by Majority Vote the remaining Members consent to dissolve the Company.

(b) The Company need not recognize for any purpose any assignment of all or any fraction of the Interests of a Member, unless there will have been filed with the Company and recorded on the Company's books, a duly executed and acknowledged counterpart of the instrument making such assignment, consented to by the Manager, and such instrument evidences the written acceptance by the assignee of all of the terms and provisions of this Agreement (including the special power of attorney in Article X hereof), represents that such assignment was made in accordance with all applicable laws and regulations (including investor suitability requirements), and in all other respects is satisfactory in form and substance to the Manager. Except as provided in Section 4.4(d) hereof, assignees of Interests will be recognized as such on the first day of the calendar month following the month in which the Company receives the instrument of assignment provided in this Section 7.3(b).

(c) Any Member who assigns all of his Interests will cease to be a Member of the Company, except that unless and until a Substitute Member is admitted in his stead, such assigning Member will retain the statutory rights of an assignor of an Interest under the Act. The rights of an assignee of Interests who does not become a Substitute Member will be limited to receipt of his share of Available Cash Flow, Net Cash Proceeds from Sale and Company income and losses as determined under Article IV, and distributions upon liquidation and dissolution, as determined under Section 8.2 hereof.

(d) An assignee of Interests may become a Substitute Member only if the assignor first satisfies all of the following conditions:

(i) the instrument of assignment sets forth the intent of the assignor that the assignee succeed to the assignor's Interest as a Substitute Member in his place;

(ii) the assignee will have fulfilled the requirements of Sections 7.1 and 7.3(b) hereof, including the written acceptance and adoption by the assignee of the provisions of this Agreement, and his execution, acknowledgment and delivery to the Manager of a special power of attorney, the form and content of which are described herein;

(iii) the assignee will have paid all reasonable legal fees and filing costs incurred by the Company in connection with his substitution as a Member; and

(iv) the Manager will have consented to such substitution, which consent may be granted or withheld by the Manager in its sole and absolute discretion.

(e) This Agreement will be amended to recognize the admission of Substitute Members.

(f) An assignee of Interests who does not become a Substitute Member and who desires to make a further assignment of his Interests will be subject to all the provisions of this Article VII to the same extent, and in the same manner, as a Member desiring to make an assignment of Interests.

7.5 ***Section 754 Elections.*** In the event of a transfer of all or any part of the Interests of a Member, the Manager, in its sole discretion, may make an election to adjust the basis of the Company's assets pursuant to Section 754 of the Code; provided, however, since the Manager will be transferring part of its Interests in conjunction with the Offering, the Manager will make an election to adjust the basis of the Company's assets pursuant to Section 754 of the Code. The expenses incurred in making such election will be borne by the transferee; provided, however, the expenses incurred in making such election in conjunction with the Offering will be borne by the Manager.

ARTICLE VIII
TERMINATION AND DISSOLUTION OF THE COMPANY

8.1 ***Events Causing Dissolution.*** The Company will be terminated upon the earliest to occur of the following events:

(a) An election to dissolve the Company made in writing by the Manager.

(b) The sale, exchange, or other disposition of all or substantially all of the Property of the Company, provided, however, that if the Company receives a purchase money mortgage in connection with such sale, the Company will continue until such mortgage is satisfied, sold, or otherwise disposed of;

(c) Subject to Section 8.4 hereof, the retirement, withdrawal, bankruptcy, death, disability, insanity or legal incapacity of the Manager; and

(d) Any other event which, under Mississippi law, would cause the dissolution of the Company.

8.2 ***Winding Up.*** Upon the dissolution of the Company and commencement of winding up of the Company pursuant to Article 8 of the Act, the Manager shall file a Certificate of Dissolution with the Mississippi Secretary of State as required under the Act. After filing the Certificate of Dissolution, the Manager shall wind up the Company's affairs and satisfy the Company's liabilities. The Members shall liquidate all of the Company property as quickly as possible consistent with obtaining the full value of said property. During this period, the Company shall continue to operate and all of the provisions of this Agreement shall remain in effect. The Company shall notify all known creditors and claimants of the dissolution of the Company in accordance with the Act. After completion of the winding up of the affairs of the Company, the Manager shall file a Certificate of Cancellation with the Mississippi Secretary of State as required under the Act.

8.3 ***Distribution on Dissolution.*** Upon a dissolution and termination of the Company for any reason, the Manager will take full account of the Company assets and liabilities, and in the event that the Manager chooses not to purchase such assets, it will liquidate the assets as promptly as is consistent with obtaining the fair market value thereof and will apply and distribute the proceeds therefrom in accordance with Article IV.

8.4 ***Continuation of the Company.*** The retirement, withdrawal, bankruptcy, dissolution, removal, death, disability, insanity or legal incapacity of the Manager will not dissolve the Company unless the Members, by Majority Vote, consent to dissolve the Company. Instead, the Members, by Majority Vote, may agree to elect a substitute Manager who agrees to serve as such and make a filing with the Secretary of State of Mississippi evidencing the foregoing. In the absence of the appointment of successor Manager, management of the Company will be vested in the Members who will operate the Company by Majority Vote.

ARTICLE IX
BOOKS AND RECORDS; REPORTS

9.1 ***Books and Records.*** The books and records of the Company will be kept at the principal office of the Company or at such other places, within or without the State of Mississippi, as the Managers will from time to time determine.

9.2 ***Right of Inspection.*** Any Member of the Company will have the right to examine at any reasonable time or times for any purpose, the books and records of account, minutes of meetings, and records of Members and to make copies thereof. Such inspection may be made by any agent or attorney of a Member. Upon the written request of any Member of the Company, the Company will mail to such Member (1) its most recent financial statements, showing in reasonable detail its assets and liabilities and the results of its operations, (2) copies of the Company's federal, state and local income tax returns, and (3) other information regarding the affairs of the Company as is just and reasonable.

9.3 ***Financial Records.*** All financial records will be maintained and reported based on generally acceptable accounting principles.

9.4 ***Reports to Investors.*** As soon as practicable after the end of each fiscal year, and in all events not later than the dates indicated below, the Manager will cause to be prepared and furnished to each Member reports containing at least the following information:

(a) By each March 31, IRS Form K-1 or similar form as may be required by the IRS, stating the Member's allocation of income, gain, loss, deduction or credit for the fiscal year.

(b) By each June 30, or as soon thereafter as is practicable, an audited balance sheet and the related statements of income, available cash flow and Member's capital and changes in financial position.

9.5 ***Filings.*** The Manager, at Company expense, will cause the income tax returns for the Company to be prepared on an accrual basis and to be timely filed with the appropriate authorities. The Manager, at Company expense, will also cause to be prepared and timely filed, with appropriate state regulatory and administrative bodies, any reports required to be filed with such entities under then-current applicable laws, rules and regulations. Such reports will be prepared on the accounting or reporting basis required by such regulatory bodies. Any Member will be provided with a copy of any such report upon request without expense to him.

9.6 ***Bank Accounts.*** All funds of the Company will be deposited in such bank account or accounts as will be established and designated by the Manager. Withdrawals from any such bank account(s) will be made upon such signature(s) as the Manager may designate. All deposits and other funds not needed in the operation of the business of the Company and not distributed to the Members may be invested in short-term debt obligations, money market funds or savings accounts, and/or in one or more interest-bearing or non-interest-bearing bank accounts in such manner as the Manager may determine. The Company funds will not be commingled with the funds of another Person.

ARTICLE X
RIGHTS, POWERS AND VOTING RIGHTS OF THE MEMBERS

10.1 *No Management and Control.* The Members will take no part in or interfere in any manner with the control, conduct, or operation of the Company and will have no right or authority to act for or bind the Company.

10.2 *Additional Rights and Powers.* In addition to the right to vote on certain matters elsewhere set forth herein, the Members will have the following rights, powers, privileges, duties, and liabilities:

(a) The Members will have the right to have full and true information of all things affecting the Company and will be entitled to such reports as are provided in this Agreement.

(b) The Members have the right to demand the return of their Capital Accounts in cash only on the dissolution and winding up of the Company.

(c) Each Member or his duly authorized representatives will be entitled, upon written request and for any proper purpose, to (i) review the records of the Company at reasonable times and at the location where such records are kept by the Company, and (ii) to obtain a current list of the names, addresses, and percentage of Interests of the Members, provided, that no Member or his duly authorized representative will have any right to sell or otherwise distribute such list, or use such list for any business purpose.

(d) The Members will have all rights granted in the Act to the extent not restricted by this Agreement or by law.

10.3 *Limitations.* No Member will have the right or power to: (i) withdraw or reduce his Capital Contribution to the Company except as a result of the dissolution of the Company or as otherwise provided by law; (ii) bring an action for partition against the Company; (iii) cause the termination and dissolution of the Company, except as set forth in this Agreement; or (iv) demand or receive property other than cash in return for his Capital Contribution. No Member will have priority over any other Member either as to the return of contributions of capital or as to income, losses and cash distributions. Other than upon the termination and dissolution of the Company as provided by this Agreement, there has been no agreed-upon time when the Capital Contribution of each Member may be returned.

10.4 *Amendments to this Agreement.* This Agreement may be amended from time to time by the Manager, without the consent of any of the Members, (i) to add to the representations, duties or obligations of the Manager or its Affiliates or surrender any right or power granted to the Manager or its Affiliates herein, for the benefit of the Members, (ii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement, (iii) to reflect reductions in the Capital Contributions of the Members resulting from the return of capital to the Members in accordance with the requirements of this Agreement, (iv) to delete or add any provision required to be so deleted or added by a governmental agency, and (v) as otherwise provided for pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may not be amended, without the consent of the Members, to be adversely affected by any amendment that:

(a) modifies the liability of a Member;

(b) except in accordance with Section 4.6 hereof, alters the interest of the Manager or Members in the income, losses, tax credits, and cash distributions from the Company; or

(c) affects the status of the Company as a "partnership" for Federal income tax purposes.

10.5 *Attorney-in-Fact.* By executing this Agreement, each Member is hereby granting to the Manager a special power of attorney irrevocably making, constituting, and appointing the Manager as the attorney-in-fact for such Member, with power and authority to act in his name and on his behalf to execute, acknowledge, and swear to in the execution, acknowledgment and filing of documents, which will include, by way of illustration but not of limitation, the following:

(a) this Agreement, any separate certificates of Membership, as well as any amendments to the foregoing which, under the laws of the State of Mississippi or the laws of any other state, are required to be filed or which the Manager deems to be advisable to file;

(b) any other instrument or document which may be required to be filed by the Company under the laws of any state or by any governmental agency, or which the Manager deems advisable to file; or

(c) any instrument or document which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of this Agreement), or to reflect any reduction in amount of Capital Contributions of Members.

10.6 *Special Provisions.* The special power of attorney being granted hereby by each Member:

(a) is a special power of attorney coupled with an interest, is irrevocable, will survive the death or incapacity of the granting Member, and is limited to those matters herein set forth;

(b) may be exercised by the Manager acting for each Member by a facsimile signature of the Manager or by listing all of the Members executing any instrument with a signature of the Managers acting as an attorney-in-fact for all of them; and

(c) will survive an assignment by a Member of all or any portion of his Interests, but only until such time, if any, that the assignee of the Interests is admitted as a Substitute Member, if at all.

ARTICLE XI
ARBITRATION

11.1 For purposes of this Article XI, "Dispute" shall mean any disagreement or deadlock between the Members and the Manager and/or the Company relating to (i) this Agreement, (ii) the Company or (iii) the rights and duties of the Members in their capacity as Members, agents, employees, or officers of the Company. However, "Dispute", for purposes of this Article XI, does not include disagreements alleging violations of state or federal securities laws, breach of contract, negligence, breach of fiduciary duty or other misconduct by the Manager. If any Dispute (other than disputes alleging violations of state or federal securities laws, breach of contract, negligence, violations of state or federal securities laws, breach of fiduciary duty or other misconduct by the Manager) arises between the Members and the Manager and/or the Company that such parties cannot amicably resolve between or among themselves, one or more of such parties may require resolution of the Dispute by arbitration in accordance with the rules set forth in this Article XI.

11.2 The following rules shall govern every arbitration under this Article XI:

(a) Any Member or the Manager may give notice to the other party or parties that a Dispute shall be resolved by arbitration under this Article XI. Promptly after this notice is received, the Company shall request from the American Arbitration Association (the "AAA") a list containing the names of six (6) arbitrators known to AAA and residing in the State of Mississippi. Promptly after receiving this list, the Members and Manager shall agree upon a single person from this list as the person who shall serve as arbitrator (the "Arbitrator") to resolve this Dispute, and the Manager shall engage this person as Arbitrator. The Manager shall formalize this engagement in a written agreement whose provisions shall be consistent with the provisions of this Article XI and which shall provide for any indemnification reasonably requested by the Arbitrator.

(b) The Arbitrator shall be paid by the Company for his or her services as Arbitrator at a rate or fee to be agreed upon in advance of the arbitration. At the beginning of the arbitration and at any time during its pendency or upon its conclusion, the Arbitrator in his or her sole discretion may allocate his or her fees and all other arbitration costs among the parties to such arbitration who shall promptly pay such fees and costs directly to those to whom they are owed.

In particular (but without limitation), the Arbitrator in his or her sole discretion may allocate all such fees and costs to a single party to such arbitration if the Arbitrator determines that the position of such party in requiring or participating in the arbitration is unmeritorious.

(c) Except as otherwise provided in this Article XI, the Arbitrator shall determine in his or her sole discretion all rules and procedures governing the arbitration, including, without limitation:

(i) the timetable for the resolution of the Dispute and the implementation of any remedy;

(ii) the extent to which any party to such arbitration may require the others to provide oral, written or other evidence to the Arbitrator concerning the Dispute;

(iii) the extent to which, in connection with the arbitration, any party thereto may make use of an attorney or offer witnesses or evidence; and

(iv) whether to retain one or more experts to assist the Arbitrator on technical issues.

(d) The Arbitrator shall use his or her best efforts to resolve each arbitration issue as promptly and economically as possible and, in particular, to spend no more than twenty-four (24) hours of billable time to resolve any such issue whenever reasonably possible.

(e) Upon conclusion of the arbitration, the Arbitrator shall provide each party to such arbitration with a brief written statement of the Arbitrator's award, signed by the Arbitrator. This statement shall set forth only the Arbitrator's decision. Promptly after preparing the statement, the Arbitrator shall destroy all other documents in his or her possession or control relating to the arbitration. The Arbitrator shall not disclose to any party to such arbitration any of the Arbitrator's findings of fact or rulings of law or any of the reasons for his or her award or for any allocation of fees or costs.

(f) Each party to such arbitration hereby irrevocably waives any claims he may have against any Arbitrator relating to any arbitration under this Agreement except claims providing for the enforcement of written agreements to resolve disputes by arbitration.

(g) Upon resolving a Dispute, the Arbitrator may impose any remedy that he or she determines to be appropriate. Without limitation:

(i) The Arbitrator may require any party to such arbitration to pay money damages to one or more other parties to such arbitration or to the Company.

(ii) The Arbitrator may require any party to such arbitration or more other parties to such arbitration or to the Company.

(iii) The Arbitrator may impose one or more remedies proposed by any party to such arbitration.

(h) The parties to such arbitration and the Arbitrator shall use every reasonable effort to maintain in confidence the existence and outcome of any arbitration under this Article XI and all other facts relating to the arbitration.

(i) The award of the Arbitrator shall be final, shall bind the parties to such arbitration Company, and shall be subject to judicial review only as provided in the Mississippi Statutes.

(j) In any action by one or more parties to such arbitration seeking judicial review under the Mississippi Statutes, the court shall award the prevailing party or parties to such arbitration their attorneys fees and costs.

ARTICLE XII
MISCELLANEOUS

12.1 *Notice.* Any notice required or permitted to be given, pursuant to the provisions of law, the Certificate of Formation of the Company or this Agreement, will be effective as of the date personally delivered, or if sent by mail, on the date deposited with United States Postal Service, prepaid and addressed to the intended receiver at his last known address as shown in the records of the Company.

12.2 ***Waiver of Notice.*** Whenever any notice is required to be given pursuant to the provisions of law, the Certificate of Formation of the Company or this Agreement, a waiver thereof, in writing, signed by the persons entitled to such notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice.

12.3 ***Quality of Interest Transactions.*** Members of this Company have a duty of undivided loyalty to this Company in all matters affecting this Company's interests but subject to the provisions of Section 5.10 hereof.

12.4 ***Counterparts.*** This Agreement may be executed in several counterparts and all so executed will constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterpart.

12.5 ***Binding on Successors.*** The terms and provisions of this Agreement will be binding upon and will inure to the benefit of the successors and assigns of the respective Members.

12.6 ***Severability.*** In the event any sentence or section of this Agreement is declared by a court of competent jurisdiction to be void, such sentence or section will be deemed severed from the remainder of the Agreement and the balance of the Agreement will remain in effect interpreted to give effect to the provisions hereof in a manner which reflects the intent of the parties.

12.7 ***Captions.*** Section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference. Such titles and captions in no way define, limit, extend or describe the scope of this Agreement nor the intent of any provision hereof.

12.8 ***Gender.*** Whenever required by the context hereof, the masculine gender will include the feminine and neuter genders, and vice-versa; and the word "person" will include a corporation, partnership, firm or other form of association; the singular will include the plural, and vice-versa.

12.9 ***Choice of Law.*** Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof will be construed under the laws of the State of Mississippi and that the Limited Liability Company Act as now adopted or as may be hereafter amended will govern the Company.

12.10 ***Other States.*** In the event the business of the Company is carried on or conducted in states in addition to the State of Mississippi, then the parties agree that this Company will qualify under the laws of each state in which business is actually conducted by the Company, and they severally agree to execute such other and further documents as may be required or requested in order that the Manager legally may qualify this Company in such states. An office or principal place of business in any state may be designated from time to time by the Manager.

ARTICLE XIII
AMENDMENTS

Except as otherwise specifically provided herein, this Agreement may be altered, amended, restated, or repealed and a new Limited Liability Company Agreement may be adopted only by unanimous action of all of the Members, after notice and opportunity for discussion of the proposed alteration, amendment, restatement, or repeal.

RATIFICATION

THE UNDERSIGNED, H & H Management, LLC, a Mississippi limited liability company, hereby evidences its adoption and ratification of the foregoing Limited Liability Company Agreement. The Members, upon making their respective Capital Contributions, will execute this Agreement in counterpart by having attached hereto an executed signature page which appears as part of the Subscription Documents.

EXECUTED by each Member, or his attorney in fact, on the date indicated next to the respective signature.

MADISONVILLE, LLC
By Its Manager:

H & H MANAGEMENT, LLC

BY:______________________________ Date: ______________
W. Gary Hawkins, Manager

BY:______________________________ Date: ______________
G. Lee Hawkins, Manager

SCHEDULE A
to
LIMITED LIABILITY COMPANY AGREEMENT OF
MADISONVILLE, LLC

MANAGER	UNITS	PERCENTAGE OF INTERESTS
H & H Management, LLC	____	____%

INVESTOR MEMBERS	UNITS	PERCENTAGE OF INTERESTS
		____%

SEE ATTACHED INVESTOR LIST, INCORPORATED HEREIN BY REFERENCE.

100.0	100.0%

EXHIBIT "A"

LEGAL DESCRIPTION

[Insert Legal Description]

EXHIBIT 4

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

MADISONVILLE, LLC

Madisonville, LLC
P. O. Box 58
Madison, MS 39130-0058

The undersigned (the "Subscriber") hereby subscribes for the purchase of the number of units of the limited liability company (the "Units") set forth below in Madisonville, LLC, a Mississippi limited liability company (the "Company"), for a price of $36,000 per Unit and hereby delivers to you this executed Subscription Agreement. If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. All checks must be made payable to "BankPlus, Escrow Agent for Madisonville, LLC." It is agreed that any cash (including checks) will be deposited in escrow with BankPlus, Madison, Mississippi (the "Escrow Agent"), for the benefit of the undersigned. It is further agreed that any cash will be returned promptly in full to the undersigned, without interest, unless subscriptions for at least 48 Units being offered are received and accepted and the required payments are made on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003).

The undersigned further agrees that in performing any of its duties under the Escrow Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which they may incur as a result of the Escrow Agent so acting, or failing to act; provided, the Escrow Agent shall be liable for damages arising out of its willful default or gross negligence under this Agreement. Accordingly, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel or counsel for the Manager given with respect to any questions related to the duties and responsibilities of the Escrow Agent hereunder, or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to its due execution and as to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or proper persons and to conform with the provisions of this Agreement.

The undersigned understands the Manager agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed upon the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent, hereunder or the performance of its duties hereunder, including, without limitation, any litigation arising from this Agreement or involving the subject matter hereof; except, that if the Escrow Agent shall be found guilty of willful default or gross negligence under this Agreement, then in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

The Units are being offered by an Offering Circular, dated ______, 2002 (the "Offering Circular").

The undersigned hereby represents and warrants as follows:

1. The undersigned (or the undersigned together with his or her representatives) possesses sufficient expertise to utilize the information furnished, evaluate the risks of investment in the Company, and make an informed investment decision. If the undersigned has utilized the advice of others to evaluate this Offering Circular, the Purchaser Representative questionnaire, attached to the Execution Booklet has been completed and returned with this Subscription Agreement.

2. The undersigned has either a minimum net worth of at least $100,000 (exclusive of home, home furnishings and automobiles), or is purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings and automobiles).

3. The undersigned is aware that subscription may be rejected in whole or in part by the Manager in its sole and absolute discretion.

The undersigned understands that upon acceptance of this subscription by you, he or she thereupon will become a Member in the Company, and the undersigned hereby accepts, adopts and agrees to be bound by all the terms and conditions contained in the Limited Liability Company Agreement, as amended from time to time, and agrees to become a Member thereunder. The undersigned hereby makes, constitutes and appoints H & H Management, LLC, collectively and singularly, with full power of substitution and resubstitution, his or her agent and attorney-in-fact to execute, acknowledge and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments which may be required or permitted by law to be filed on behalf of the Company necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if the undersigned were himself or herself personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The power of attorney granted hereby is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, insanity, or incapacity of the undersigned.

The undersigned agrees not to transfer or assign this Subscription Agreement or any interest herein.

The undersigned hereby acknowledges and agrees that he or she is not entitled to cancel, terminate, or revoke this Subscription Agreement, any agreements of the undersigned hereunder, or the power of attorney granted hereby and that such Subscription Agreement, agreements, or power of attorney shall survive the death, insanity, or incapacity of the undersigned; provided, however, that if the Manager shall not have accepted this Subscription Agreement on or before December 31, 2002, or any other date to which Closing has been lawfully extended (not beyond June 1, 2003), by depositing in the United States mail, postage prepaid, a written notice of acceptance addressed to the undersigned at the address set forth below, this Subscription Agreement, all agreements of the undersigned hereunder, and the power of attorney granted hereby shall automatically be canceled, terminated, and revoked.

The undersigned agrees that no sale, pledge, hypothecation or other transfer of any Unit shall be deemed effective without meeting the requirements set forth in the Limited Liability Company Agreement and as required under applicable law.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ______ day of ________________, 2002.

Ownership (check one)

____
Signature of Subscriber

___ Individual

___ Joint Tenants with Right of Survivorship (both parties must sign)

____
Signature of other Joint Tenant or Tenant in Common

___ Tenants in Common (both parties must sign)

___ Trust

___ Partnership

___ Limited Liability Company

___ Corporation

___ Other (Specify) ____

Number of Units for which subscription is hereby made . . . . ___________

Payment Tendered Herewith ($___________ Cash x _____ [the number of Units]) . . . . $____________.

____

(Type or print name of Subscriber as it should appear in the Limited Liability Company Agreement)

____
(Type or print mailing address of Subscriber)

____
(Type or print city, state and zip code of Subscriber's place of residence)

____
(Type or print Taxpayer Identification or Social Security Number of Subscriber)

STATE OF MISSISSIPPI)
)
COUNTY OF ________________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named __________________________________ and ________________________, who acknowledged to me that he (she/they) executed and delivered the above Subscription Agreement.

Given under my hand and official seal of office on this ________ day of ____________, 200___.

____
Notary Public

My Commission Expires: ______________________________________

NOTARY: Please complete state, county, date and name of all persons signing and affix notarial seal.

. . . .

Accepted this ____ day of ________________, 200___.

MADISONVILLE, LLC
By its Manager:

H & H Management, LLC
By:______________________________

EXHIBIT A TO LIMITED LIABILITY COMPANY AGREEMENT
OF MADISONVILLE, LLC
("LLC AGREEMENT")

MEMBER SIGNATURE PAGE
(Please type except for signature.)

(NOTE: For Individuals Only. Corporations, trusts, estates and partnerships use other appropriate pages available from the Manager.)

The undersigned, desiring to become a Member in Madisonville, LLC, a Mississippi limited liability company ("Company"), pursuant to the Limited Liability Company Agreement (the "LLC Agreement") hereby agrees to all of the terms and conditions of said LLC Agreement and agrees to be bound by the terms and provisions thereof.

The undersigned hereby makes, constitutes and appoints H & H Management, LLC, jointly and severally, with full power of substitution and resubstitution, as his true and lawful agent and attorney-in-fact to sign on his behalf the LLC Agreement and to sign, file and record the LLC Agreement as required by the Limited Liability Company Act of the State of Mississippi, to sign, execute, certify, acknowledge, file and record any other instruments which may be required of the Company or the Members by law, including, but not limited to amendments to or cancellations of the LLC Agreement. The undersigned authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if the undersigned were himself personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The power of attorney granted hereby is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, insanity, or incapacity of the undersigned.

Executed by the undersigned as a Member of the Company on _____________, 200___.

_________________________________ _________________________________

_________________________________ _________________________________

Name of Member(s) Signature of Member(s)
PLEASE PRINT

If Joint Tenants, check one and have other party sign above also:

____ Joint Tenants With Right of Survivorship

____ Tenants-in-Common

____ Community Property

____
Residence Street Address
(See note below)

____
City State Zip Code

NOTE: The address given above must be the residence of the Member. Post Office and other addresses will not be accepted.

STATE OF MISSISSIPPI)
) ss.
COUNTY OF __________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named _________________________ and _____________________, who acknowledged to me that he (she/they) signed and delivered the above Exhibit A to Limited Liability Company Agreement of Madisonville, LLC

Given under my hand and official seal of office on this ___ day of __________, 200___.

____
Notary Public

My Commission Expires: ____________________
(Seal)

NOTARY: Please complete state, county, date and names as contained in signatures of all persons signing and affix notarial seal.

EXHIBIT A TO LIMITED LIABILITY COMPANY AGREEMENT OF MADISONVILLE, LLC
("LLC AGREEMENT")

(NOTE: For Corporations Only)

The undersigned, desiring to become a Member in Madisonville, LLC, a Mississippi limited liability company ("Company"), pursuant to the Limited Liability Company Agreement (the "LLC Agreement"), hereby agrees to all of the terms of said LLC Agreement and agrees to be bound by the terms and provisions thereof.

The undersigned hereby makes, constitutes and appoints H & H Management, LLC, jointly and severally, with full power of substitution and resubstitution, as his true and lawful agent and attorney-in-fact to sign on his behalf the LLC Agreement and to sign, file and/or record the LLC Agreement as required by the Limited Liability Company Act of the State of Mississippi, to sign, execute, certify, acknowledge, file and record any other instruments which may be required of the Company or the Members by law, including, but not limited to amendments to or cancellations of the LLC Agreement. The undersigned authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if the undersigned were himself personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The power of attorney granted hereby is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, insanity, or incapacity of the undersigned.

Executed by the undersigned as a Member of the Company on _____________, 200___.

_______________________________	_______________________________
(Name of Member) **(Please print full name of Corporation)**	(Signature of Authorized Officer)
	_______________________________ **(Please print Officer's name)**
	Its:_____________________________ **(Please print Officer's title)**
_______________________________ State of Incorporation	_______________________________ (Corporation's Street Address)
Attest:__________________________	_______________________________ City State Zip Code

STATE OF MISSISSIPPI)

) ss.
COUNTY OF ___________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named ___________________________ and ___________________, who acknowledged to me that he (she/they) signed and delivered the within instrument on behalf of the corporation therein named, and acknowledged to me that such corporation signed and delivered the same pursuant to its bylaws and resolution of its board of directors.

Given under my hand and official seal of office on this ____ day of __________, 200___.

____
Notary Public

My Commission Expires: ____________________________
(Seal)

NOTARY: Please complete state, county, date and names of all persons signing and affix notarial seal.

EXHIBIT A TO LIMITED LIABILITY COMPANY AGREEMENT
OF MADISONVILLE, LLC
("LLC AGREEMENT")

(NOTE: For Trusts Only)

The undersigned, desiring to become a Member in Madisonville, LLC, a Mississippi limited liability company ("Company"), pursuant to the Limited Liability Company Agreement (the "LLC Agreement"), hereby agrees to all of the terms of said LLC Agreement and agrees to be bound by the terms and provisions thereof.

The undersigned hereby makes, constitutes and appoints &H & H Management, LLC, jointly and severally, with full power of substitution and resubstitution, as his true and lawful agent and attorney-in-fact to sign on his behalf the LLC Agreement and to sign, file and record the LLC Agreement as required by the Limited Liability Company Act of the State of Mississippi, to sign, execute, certify, acknowledge, file and record any other instruments which may be required of the Company or the Members by law, including, but not limited to amendments to or cancellations of the LLC Agreement. The undersigned authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if the undersigned were himself personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The power of attorney granted hereby is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, insanity, or incapacity of the undersigned.

Executed by the undersigned as a Member of the Company on ____________, 200___.

______________________________ (Name of Member) **(Please print name of Trust)**	______________________________ (Signature of Trustee or Trust Officer)
______________________________ (Name of Institutional Trustee, if any) **(Please print name of Institutional Trustee)**	______________________________ **(Please print Trustee's or Trust Officer's name)**
	______________________________ (Trustee's Street Address)
	______________________________ City State Zip Code

STATE OF MISSISSIPPI)
) ss.
COUNTY OF ___________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named ____, (authorized trust officer of ______) trustee of __________ who acknowledged to me that he (she) signed and delivered the within instrument.

Given under my hand and official seal of office on this ____ day of__________, 200___.

____
Notary Public

My Commission Expires: ______________________________
(Seal)

NOTARY: Please complete state, county, date and names as contained in signatures of all persons signing and affix notarial seal.

EXHIBIT A TO LIMITED LIABILITY COMPANY AGREEMENT OF MADISONVILLE, LLC
("LLC AGREEMENT")

(NOTE: For Partnerships Only)

The undersigned, desiring to become a Member in Madisonville, LLC, a Mississippi limited liability company ("Company"), pursuant to the Limited Liability Company Agreement (the "LLC Agreement") hereby agrees to all of the terms of said LLC Agreement and agrees to be bound by the terms and provisions thereof.

The undersigned hereby makes, constitutes and appoints H & H Management, LLC, jointly and severally, with full power of substitution and resubstitution, as his true and lawful agent and attorney-in-fact to sign on his behalf the LLC Agreement and to sign, file and record the LLC Agreement as required by the Limited Liability Company Act of the State of Mississippi, to sign, execute, certify, acknowledge, file and record any other instruments which may be required of the Company or the Members by law, including, but not limited to amendments to or cancellations of the LLC Agreement. The undersigned authorizes such attorney-in-fact to take any further action which such attorney-in-fact shall consider necessary or advisable in connection with the foregoing, hereby giving such attorney-in-fact full power and authority to act to the same extent as if the undersigned were himself personally present, and hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. The power of attorney granted hereby is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, insanity, or incapacity of the undersigned.

Executed by the undersigned as a Member of the Company on _____________, 200___.

______________________________	______________________________
(Name of Member) **(Please print Partnership's name)**	(Signature of Member)
	______________________________
	(Please print Partner's name)
	______________________________
	Street Address
	______________________________
	City State Zip Code

STATE OF MISSISSIPPI)
) ss.
COUNTY OF ___________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named ________________________________ authorized partner of the partnership that executed the within instrument, who acknowledged to me that he (she) signed and delivered the same.

Given under my hand and official seal of office on this ____ day of ______, 200___.

____
Notary Public

My Commission Expires: _____________________________
(Seal)

NOTARY: Please complete state, county, date and names of all persons signing and affix notarial seal.

EXHIBIT 6(a)

FORM OF CONTRACT FOR PURCHASE AND SALE OF REAL ESTATE BETWEEN THE COMPANY AND THE MANAGER

CONTRACT FOR THE PURCHASE AND SALE OF REAL PROPERTY

This Contract For The Purchase And Sale Of Real Property (this "Contract") is made and entered into by and between H & H MANAGEMENT, LLC ("Seller") and MADISONVILLE, LLC ("Seller").

WITNESSETH

WHEREAS, Seller is the owner of two tracts of real property, Parcel A and Parcel B, each containing approximately two hundred one and 16/100 (201.16) acres and located in Madison County, Mississippi. Parcel A and Parcel B (collectively the "Premises") are more particularly described in the legal descriptions attached hereto as Exhibits "A" and "B" respectively and are incorporated herein by reference.

WHEREAS, Buyer desires to purchase and Seller desires to sell, upon the terms and conditions hereinafter set forth, the Premises.

NOW, THEREFORE, in consideration of the covenants, agreements, promises and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Agreement to Sell and Purchase. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, for the consideration and upon the terms hereinafter set forth, the Premises, provided, however, that Buyer may elect to purchase only Parcel A. If the Buyer elects to purchase only Parcel A, then references herein to the "Premises" shall mean "Parcel A".

2. Purchase Price. (a) The full and entire purchase price for the Premises shall BE $1,795,353.00 for Parcel A and $1,795,353.00 for Parcel B for a total of $3,590,706.00, subject to appropriate credits, prorations and adjustments as provided in this Contract. At the execution of this Contract, Buyer shall pay One Thousand and No/100 Dollars ($1,000.00) to Seller as earnest money (the "Deposit"), which shall be credited toward the purchase price at the closing of this transaction (the "Closing"). At the Closing, any balance due and owing by Buyer to Seller of the purchase price after credits, prorations and adjustments shall be paid as set forth herein.

(b) Buyer shall pay the purchase price for the Premises at the Closing by delivering to Seller cash in the amount of $3,589,706.00 (or cash in the amount of $1,794,353.00 if the Buyer elects to purchase only Parcel A).

(c) Effective as of the date of Closing and transfer of title to the subject Premises to Buyer, Buyer shall pay taxes and insurance premiums for the Premises prior to the date such payments become past due and Buyer shall provide hazard insurance and liability insurance from companies and on terms acceptable to Seller to cause such policies to include Seller as a mortgagee and/or additional insured and to provide satisfactory evidence of such coverage to Seller.

3. Conveyance of the Premises. The conveyance of the Premises shall be made by Seller at the Closing by one or more recordable Warranty Deeds conveying good and marketable fee simple title to the Premises, free of all liens, security interests, defects, leases, restrictions, assessments and encumbrances, except the following matters: (1) The lien for current ad valorem property taxes, which shall be prorated pursuant to Section 9 hereof; (2) utility easements necessary to serve the Premises across the northern and southern boundaries of Seller's adjoining real property to the west, all of which shall be in place and in good working order; (3) any prior reservation or conveyance of the minerals in, on or under the Premises and the reservation of all oil, gas and other minerals in, on or under the Premises by Seller; and (4) any other exceptions approved by Buyer in accordance with Section 4 hereof. The description to be used in conveying the Premises to Buyer shall be prepared by the surveyor preparing the survey, which is to be performed in accordance with Section 5 hereof. The Premises shall be delivered upon the date of the Closing and immediately after delivery of the Warranty Deed(s). Seller shall convey all of its oil, gas and other minerals in, on or under the Premises.

4. Title to the Premises. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a certificate of title for the Premises, which certificate shall be issued by an attorney upon whose certificate the Buyer can obtain title insurance from Mississippi Valley Title Insurance Company or First American Title Insurance Company. Said certificate shall have attached thereto copies of all instruments referenced therein, including copies of all PUD documentation, zoning information and agricultural leases. If the examination of title reveals defects which can be cured, then Seller obligates itself to cure the same as expeditiously as possible. If said title defects cannot be cured within thirty (30) days after notice of such defect is delivered to Seller, Buyer may take any one or more of the following actions, in its sole discretion: (1) By written notice to Seller, give Seller additional time to remove such title defects without prejudice to Buyer's right to take either of the following actions in the event Seller does not cure such defect within such additional time; (2) by written notice to Seller, waive such title defects and proceed with the transaction; and/or (3) by written notice to Seller, terminate this Contract, in which event the Deposit shall be refunded to Buyer.

5. Survey. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a complete, current certified boundary survey of the Premises made by a reputable and competent licensed professional surveyor. The survey shall be certified in favor of Buyer and shall show the approximate number of square feet of area included in the Premises, rights-of-way, easements or encroachments on the Premises, access from the Premises to a dedicated public road and flood hazard data concerning the Premises. The surveyor shall also prepare legal descriptions for both Parcel A and Parcel B of the Premises, which descriptions shall be used in the certificate of title and the Warranty Deeds. If the survey should disclose that there are easements or encroachments from surrounding property onto the Premises, that any improvements on the Premises encroach upon any surrounding property, that reasonable access from the Premises to a dedicated public road is not available, or that the Premises is located in a flood hazard zone that is unacceptable to Buyer, then Buyer shall have the right to terminate this Contract by giving notice thereof to Seller prior to the Closing, in which event the Deposit shall be refunded to Buyer. Buyer and Seller shall mutually

agree upon and approve the description of the Premises.

6. Review by Buyer. Buyer and its agents or representatives, at Buyer's expense, shall have the right to enter upon the Premises for the purpose of inspecting the Premises and examining and testing the Premises. Buyer assumes all responsibility for its acts and the acts of its agents or representatives in exercising its rights under this Contract and agrees to hold Seller harmless for any damages resulting therefrom. Buyer agrees to notify Seller regarding any of the foregoing activities prior to entering upon the Premises.

7. Closing and Default. The Closing shall be held not later than June 17, 2003, at the offices of Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, or on such later date and at such other location upon which the Buyer and Seller may agree. If Buyer fails or is unable to close the transaction for any cause other than the act or omission of Seller, Seller will have such rights, and may proceed against Buyer in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Seller, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal. Seller will also have the option to terminate this Contract by giving notice thereof to Buyer, in which event the Deposit shall be retained by Seller, as liquidated damages, it being otherwise difficult or impossible to determine Seller's actual damages, and all other rights and duties hereunder shall terminate and this Contract shall be of no further force and effect. Further, in the event that this transaction fails to close solely due to a refusal or default on the part of Seller, then and in such event, Buyer will have such rights, and may proceed against Seller in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Buyer, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal.

8. Closing Costs and Prorations. In addition to any items to be prorated pursuant to any other Sections hereof, the cost of recording any documents in connection with the Closing shall be paid by Buyer. All other expenses incurred by Seller and Buyer with respect to the Closing, including, but not limited to, the attorneys' fees and costs and expenses incurred in connection with the satisfaction of conditions or requirements of this Contract, shall be borne and paid exclusively by the party incurring such expenses, except to the extent otherwise specifically provided in this Contract.

9. Taxes and Assessments. Seller shall pay all taxes, including any penalties and interest, to the date of the Closing and all special assessments in full that are a lien on the Premises on the date of the Closing, whether or not such assessments are past due or are thereafter to become due, and any assessments that are then known but which will be payable, in whole or in part, after the date of the Closing shall be paid in full by Seller. Ad valorem taxes shall be prorated as of the date of the Closing, based on a three hundred and sixty-five (365) day year and on the most recently available tax rate and valuation. It is understood and agreed that the ad valorem taxes will be prorated as of the date of the Closing on an estimated basis. When the ad valorem taxes are actually determined, if the proration as of that date is incorrect, then Seller agrees to pay on demand to Buyer,

or its assigns, any deficiency on an actual proration, and likewise, Buyer agrees to pay on demand to Seller, or its assigns, any amount overpaid by Seller.

10. Real Estate Broker. Seller and Buyer each represent to the other that no real estate broker has been involved in this transaction, and that no fee or other commission is due and payable to any broker as a result of this transaction. Gary Lee Hawkins is a licensed real estate broker and will represent the interests of Seller and Buyer herein.

11. Condemnation. In the event of the institution of any proceeding, judicial, administrative or otherwise, relating to the taking, or to a proposed taking, of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, or in the event of the taking of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, Buyer will have the right and option to terminate this Contract and receive a refund of the Deposit by giving Seller written notice to such effect any time after receipt by it of notification of such occurrence or occurrences. Buyer will have the further option to proceed to close in accordance with the provisions of this Contract, subject to the taking by eminent domain, condemnation, or otherwise, as described herein, in which case Seller will assign to Buyer, and Buyer will be entitled to receive, the entire award for damage to the Premises by reason of such taking, and Seller will execute and deliver to Buyer all proper instruments for the assignment to and collection by Buyer of such award.

12. Miscellaneous. It is further agreed by Seller and Buyer as follows:

a. Time. Time is of the essence of each term and condition of this Contract.

b. Notices. All notices required hereunder shall be in writing and shall be served by certified mail, return receipt requested, postage prepaid, or by overnight delivery by a nationally recognized overnight delivery carrier, to the following address identified for each party:

SELLER:

H & H Management, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

BUYER:

Madisonville, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

Notice will be deemed to have been given upon receipt of said notice or upon receipt of actual knowledge of the information contained in said notice by any means. The addresses for the purposes of this subsection may be changed by giving notice hereunder. Unless and until notice of a change of address is given and received hereunder, the last addresses as provided herein will be deemed to continue in effect for all purposes hereunder.

c. Entire Agreement. This Contract constitutes the entire agreement between Seller and Buyer for the purposes stated herein, and no other covenants, agreements, understandings, warranties, or representations exist between Buyer and Seller. No presumption shall be deemed to exist in favor of or against Seller or Buyer as a result of the negotiation and preparation of this Contract.

d. Modification. Neither this Contract, nor any provision hereof, shall be waived, modified, amended, discharged, or terminated, except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in such instrument.

e. Assignability. Buyer may assign its interest in and to this Contract to another entity controlled and/or managed by Buyer without the prior written consent of Seller.

f. Counterparts. This Contract may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

g. Applicable Law. This Contract shall be governed by, and construed in accordance with, the laws of the State of Mississippi.

h. Special Conditions. It is recognized that Seller shall retain ownership to a tract of land west of the Premises. Buyer agrees that it will not develop the Premises in such a manner to damage or impede the development by Seller of said adjoining tract of land or its ingress and egress and adequate utilities thereon; and Buyer agrees to indemnify and hold Seller harmless from any damage which he may sustain in connection with storm water and drainage problems, easements for view issues and other damages which he may incur in connection with Buyer's future development of the Premises. Buyer further agrees that it will not sell the Premises for less than $7,500 per acre without the written consent of the Seller. Both of these special conditions shall survive the Closing but shall not be incorporated into the Warranty Deeds pertaining to the Premises.

IN WITNESS WHEREOF, the parties hereto have executed this Contract and agree that it shall be effective as of the date of execution of this Contract by Seller as set forth beside the signature of Seller.

SELLER:

DATE: _______, 2002

H & H MANAGEMENT, LLC

By:_______________________________
W. Gary Hawkins, President

By:_______________________________
G. Lee Hawkins, Secretary

BUYER:

DATE: _______, 2002

MADISONVILLE, LLC

By:___________________________
W. Gary Hawkins, Manager

By:___________________________
G. Lee Hawkins, Manager

EXHIBIT "A"

LEGAL DESCRIPTION OF PARCEL A

EXHIBIT "B"

LEGAL DESCRIPTION OF PARCEL B

EXHIBIT 6(b)

FORM OF PROMISSORY NOTE AND SECURITY AGREEMENT

PROMISSORY NOTE

$__________ DATE: ______________

____________, Mississippi

FOR VALUE RECEIVED, the undersigned (and if more than one, jointly and severally) promises to pay to Madisonville, LLC, a Mississippi limited liability company, or Order (the "Holder"), the principal sum of ____ DOLLARS ($________________), with interest per annum thereon upon the balance of principal remaining from time to time unpaid at a rate equal to the Prime Rate, minus one-half of one percent (i.e., 50 basis points or .5%) (with a floor of 6% and a ceiling of 10.5%), announced or posted by BankPlus, Madison, Mississippi, from the date hereof until paid. Principal and interest shall be payable in lawful money of the United States of America as follows:

> Sixty (60) equal quarterly installments of principal and interest commencing on the first day of the first calendar quarter[1] following the Closing of the Offering described in the Offering Circular of Madisonville, LLC dated ________, 2002, and being due and payable on the first day of each subsequent calendar quarter thereafter. The interest rate for all quarterly payments in which interest is due within that calendar year will be determined as of the 1st day of January for the year in which the first installment of interest is payable and adjusted each January 1 thereafter until paid in full. The final installment of all unpaid principal and interest is due, in full, fifteen (15) years from the date of the first installment of principal.
>
> An amortization schedule will be provided by January 30 of each year to reflect the currently applicable interest rate and remaining number of payments due. Such amortization schedule shall become a part hereof and be incorporated herein by this reference.
>
> This Promissory Note may be prepaid in full at any time without penalty or premium.

If the Holder of this Promissory Note has not received the full amount of any quarterly payment by the end of fifteen (15) calendar days after the date it is due, the undersigned agrees to pay a late charge to the Holder of this Promissory Note. The amount of the late charge will be five dollars ($5.00) or 4% of the overdue payment, whichever is greater, of principal and accrued interest. This late charge is to be paid promptly but only once on each late payment.

In addition, at the discretion of the Holder, if the Holder of this Promissory Note has not received the full amount of any quarterly payment by the end of thirty (30) calendar days after the date it is due, the interest rate herein will changed, beginning with the calendar quarter in which payment was delinquent, to the Prime Rate announced or posted by BankPlus, Madison, Mississippi, plus three percent (i.e., 300 basis points or 3%) and continue for the duration for this Promissory Note. If the Holder of this Promissory Note has not received the full amount of any quarterly payment by the end of forty-five (45) days after the date it is due, the undersigned agrees that this Promissory Note shall become immediately due and payable in full at the option of the Holder of this Promissory Note.

[1] For example, if the Closing occurs July 15, 2002, the first payment of principal only will become due October 1, 2002.

All payments shall be applied first to accrued interest and then to the unpaid principal balance. Interest shall be calculated at the rate herein specified as accrued each quarter.

If the undersigned should file any voluntary petition in bankruptcy or if any bankruptcy or other insolvency proceedings be commenced against the undersigned, the entire principal sum and accrued interest thereon shall become immediately due and payable without notice, at the option of the Holder of this Promissory Note. Failure to exercise this option shall not constitute a waiver of the right to exercise same in the event of any subsequent default or defaults.

All parties liable for the payment of this Promissory Note agree to pay all costs of collection, including, but not limited to, reasonable attorney's fees to be not less than 25% of the principal and interest for the services of counsel employed after maturity or default to collect this Promissory Note or any portion of the indebtedness herein described.

The makers, endorsers, sureties and guarantors of this Promissory Note, jointly and severally, hereby waive notice of and consent to any and all extensions of this Promissory Note or any part hereof without notice, and each hereby waives presentment for payment, demand, protest, and notice of demand, protest and non-payment.

This Promissory Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

The payment of the entire outstanding principal balance and accrued interest shall be payable on demand by the Holder hereof on thirty (30) days advance written notice following a decision by the H & H Management, LLC to liquidate and dissolve Madisonville, LLC as a result of the sale of the Property.

This Promissory Note is secured by one or more Units of limited liability company interests of Madisonville, LLC pursuant to the terms and provisions of a Security Agreement of even date herewith.

IN WITNESS WHEREOF, the undersigned has/have executed this Promissory Note on the day and in the year above written.

____

____

SECURITY AGREEMENT

THIS SECURITY AGREEMENT is made this ______ day of ____________, 200__, by and between MADISONVILLE, LLC, a Mississippi limited liability company (herein alternatively referred to as the "Company") and the person(s) executing this Security Agreement as the debtor(s) (herein referred to as the "Debtor").

WITNESSETH

1. Obligation.

1.1. Debtor has subscribed for Limited Liability Company interests ("Units") in the Company. In order to finance the purchase of Debtor's Units in the Company, Debtor has executed a negotiable promissory note payable to the order of the Company. All debts, liabilities and obligations evidenced by or arising under the promissory note referred to above or under any such other promissory note(s) as may from time to time be issued by the Debtor to the Company, including any extensions, renewals, refinancings or changes in form thereof, and all other debts, liabilities and obligations, direct or contingent owing from Debtor to the Company (or to any assignee thereof) now existing or hereafter arising, are hereinafter referred to as the "Obligation". Any and all promissory notes heretofore and/or hereafter issued by Debtor to the Company in respect of the Obligation are hereinafter collectively referred to as the "Promissory Note".

2. Security Interest.

2.1. The Debtor does hereby assign, grant and set over to the Company, and agrees that the Company shall have a security interest in the following collateral ("Collateral"): the Debtor's Units in the Company, whether heretofore or hereafter acquired, consisting of: (a) all the Debtor's rights and interest in and to the Company and any successor thereto and all of the Debtor's rights and interest in the Limited Liability Company Agreement (the "Company Agreement") as it may be amended from time to time, (b) the net profits and net losses of the Company, (c) any distributions of any nature whatsoever by the Company including any return of capital contribution to which the Debtor may be entitled, as well as profits, and (d) proceeds of any of the above. The Debtor hereby grants to the Company, its successors and assigns, a security interest in the Collateral in favor of the Company as collateral security for the payment of the Promissory Note.

3. Financing Statements.

3.1. The security interest in the Collateral granted by the Debtor to the Company shall be perfected by the filing of financing statements as required by the laws of the jurisdictions in which the Debtor resides and/or the principal place of business of the Company lies. The Debtor hereby makes, constitutes and appoints the Company as his attorney-in-fact to execute and file on his behalf the appropriate and correct State Financing Statements. The signature of the Debtor to this Security Agreement shall be sufficient authority to the Company to execute in the name of the Debtor such appropriate and correct documents as may be required to carry out the intent of this paragraph, where permitted by law. Where State law so requires, a separate Power of Attorney authorizing the Company to sign the Financing Statements will be executed by the Debtor, acknowledged and/or recorded as may be required. Where permitted by State law, a carbon, photocopy or other reproduction of this Security Agreement or a Financing Statement shall be sufficient as a Financing Statement and may be filed as such.

3.2. In addition to the foregoing, at any time and from time to time, upon request of the Company, the Debtor will give, execute, file and/or record any further notice, Financing Statement, continuation statement, instrument, document or agreement that the Company may consider necessary or desirable to create, preserve, continue, perfect or validate the security interest granted hereunder or which the Company may consider necessary or desirable to exercise or enforce its rights hereunder with respect to such security interest. Without limiting the generality of the foregoing, the Company is authorized by the Debtor, to the extent permitted by law to: file with respect to the Collateral one or more Financing Statements, continuation statements or other documents prior or subsequent to Closing with or without the signature of the Debtor and to name therein the Debtor and the Company, or to correct or complete or cause to be corrected or completed, any Financing Statements, continuation statements or other such documents as have been signed by the Debtor.

4. Representations and Acknowledgments of Debtor.

The Debtor makes the following representations and acknowledgments:

4.1. Debtor represents that he owns all of the Collateral free and clear of all liens and encumbrances and agrees that he will not encumber or grant any security interest in or file a Financing Statement with respect to the Collateral (other than the security interest granted herein), or permit any of the foregoing, Without the prior written consent of the Company and in conformance with the Company Agreement and Debtor hereby represents that he has not heretofore done so. The Debtor acknowledges that, even if the Company sells, assigns or otherwise transfers the Promissory Note to a third party, its security interest in the Collateral will be conveyed with the Promissory Note to such third party, and will survive until the Promissory Note is paid in full.

4.2. Debtor, as Member in the Company, acknowledges that the Promissory Note requiring installments to be paid thereon is, as of the date of this Security Agreement, not in default, and all sums due and owing under said Promissory Note have been timely paid to the holder thereof.

4.3. Debtor represents that his present residence and place(s) of business, if any, are as set forth on the signature page of this Security Agreement and Debtor will apprise the Company of his future residence and business addresses. If Debtor has more than one place of business, he will note on the signature page which address is that of his chief executive office. If Debtor should relocate his residence, business or his chief executive office at any time prior to the satisfaction in full of the debt as represented by the Promissory Note for which this Security Agreement is executed as collateral, Debtor shall, within thirty (30) days from said location, inform the Company and Company of the new residence, place of business and/or chief executive office.

4.4. Debtor represents that (a) his name and the name(s) of his business(s) are exactly as they appear on the signature page and will inform the Company and Company of any changes in any of the above mentioned names within thirty (30) days of such change; and (b) that (i) the signature on the Promissory Note and this Security Agreement is a genuine signature, (ii) the signor thereof was an appropriate person authorized to sign such documents, (iii) the signor thereof had legal capacity to sign such documents.

4.5. Debtor represents that he will turn over to Company, upon written demand therefor, any distributions received by Debtor from the Company on account of return of capital, liquidation or dissolution of the Company and such funds will be credited by Company against the sums due and owing on the Promissory Note.

4.6. Debtor acknowledges, recognizes and understands that the Company has relied on financial statements and/or credit information of the Debtor in its decision to extend credit for the purchase of the Units. Debtor affirms the truth and validity of the information contained in the above mentioned documents and/or records.

THE DEBTOR AGREES THAT IF DEBTOR MAKES ANY MISREPRESENTATIONS UNDER THIS SECTION 4 OR FAILS TO COMPLY WITH ANY PROVISIONS HEREOF, DEBTOR WILL BE LIABLE TO THE COMPANY FOR ANY LOSSES CAUSED TO THE Company BY DEBTOR'S MISREPRESENTATION OR FAILURE TO COMPLY WITH THESE PROVISIONS TO THE EXTENT PERMITTED BY LAW.

5. <u>Default</u>.

5.1. Each of the following shall constitute an event of default ("Event of default") hereunder: (a) if the Debtor shall fail to make any payment of any of the Obligations as and when due; or (b) if Debtor shall become insolvent, if insolvency or bankruptcy proceedings under any Act of Congress for the relief of debtors be instituted by or against Debtor, or if the Collateral be attached or distrained at any time pursuant to any court order or other legal process.

5.2. If an Event of Default shall occur, then all Obligations shall become immediately due and payable and Company may, subject to the provisions of the Company Agreement, avail itself of all rights and remedies granted a Company under the Uniform Commercial Code, including, without limiting the generality of the foregoing, the right:

5.2.1. To sell, assign and deliver the Collateral, or any part thereof, at public or private sale in the State in which the Company is located (or elsewhere as Company may determine in good faith) and at such prices as Company may deem best. At any such sale Company shall have the right to purchase the Collateral, or any part thereof. At any such sale Company may, in its discretion, restrict the prospective bidders or purchasers to persons who will represent and warrant that they are acquiring the Collateral for their own account, for investment only and not with a view toward the resale or distribution thereof and who will make such further representations and warranties as Company may, in its discretion, deem necessary or desirable to assure Company that such prospective bidders or purchasers are, with respect to the applicable federal and state securities laws and rules, suitable bidders or purchasers of such Collateral, which restrictions as tv prospective bidders or purchasers the parties agree are commercially reasonable.

5.2.1(a). In case of any such sale, the Company shall first deduct from the proceeds, the reasonable expenses of collection, sale and delivery, including, to the extent provided for in this Agreement (see Paragraphs 6.1. and 6.2.) and not prohibited by law, the reasonable attorney's fees and legal expenses incurred by him. Secondly, the Company shall apply the remaining proceeds of the sale or sales to the payment, in whole or in part, as the case may be, of the principal and interest then due upon the Promissory Note. Thirdly, any remaining proceeds shall be applied to the satisfaction of the indebtedness secured by any subordinate security interest in the Units, if proper notification is received by the Company and if proof of interest is supplied to the Company, upon request. Any surplus shall be returned to the Debtor, and the Debtor shall remain liable to the Company for any deficiency arising on such sale or sales. Until such sale, the Company or its Assignee shall have the right to receive from the Company the share of profits or other compensation to which the Debtor would otherwise be entitled, and the right to the return from the Company of the capital contribution of the Company. At its option and as per the consent of all members granted in the Company Agreement the Company or its Assignee shall have the right to exercise all other rights and privileges which the Debtor had in the Company and be treated as a substituted Member. After such sale the Limited Company shall recognize the purchaser as a substituted Member, with all of the above mentioned rights and privileges.

5.2.2. To retain said Collateral in satisfaction of the entire debt, by meeting the requirements provided by law. If this election is made, the Company or its Assignee shall be treated as the owner of the Collateral and shall be entitled to collect all income thereon and the Company or its Assignee, at its option, shall be treated by the Company as a substituted Member with all the rights applicable to such status. Also, if the Company or its Assignee elects to retain said Collateral, it may sell the Collateral in any manner it so chooses without having to account to the Debtor for any surplus and the Debtor shall not be liable for any deficiency.

5.2.3. To collect income from the Collateral until the debt is satisfied. Under this election, the Company shall return to the Debtor any surplus and the Debtor shall remain liable for any deficiency.

5.3. The Debtor agrees that written notice mailed to the Debtor ten (10) business days prior to the date of public sale of the Collateral or ten (10) business days prior to the date after which private sale or any other disposition of the Collateral will be made shall constitute reasonable notice for this provision.

6. <u>Payment of Counsel Fees, Waiver of Rights</u>.

6.1. The Debtor shall be liable for reasonable attorney's fees and legal expenses incurred by the Company in enforcing any of its rights and remedies under this Security Agreement, and without limiting the rights of the Company, the proceeds and disposition of the Collateral may be applied in the Company's discretion to payment of such reasonable attorney's fees and legal expenses.

6.2. Furthermore, upon a default in the Promissory Note, if at any time or times hereafter the Payee or the then Holder of the Promissory Note employs counsel for advice with respect to the Promissory Note or files a Complaint, Petition to intervene, Answer, Motion or any other pleading in any suit or proceeding relating to the Promissory Note, or attempts to collect the Promissory Note from or to enforce the Promissory Note against the Debtor, then, in any of such events, all of the reasonable attorney's fees arising from such services and any expenses, costs and charges relating thereto, shall be an additional liability owing hereunder by the Debtor to the Payee or to the then Holder of the Promissory Note, payable on demand.

6.3. Where permitted and to the extent permitted by law, debtor waives the right to trial by jury, the right to interpose any defense based upon any Statute of Limitations (for a period of six (6) years), any claims or laches, any set-off or counterclaim of any nature or description (see Paragraph 4. 6.), in any action or proceeding instituted against the Debtor in respect to the Promissory Note or the enforcement of any rights granted to the Company hereunder.

6.4. Debtor waives his right to assert against Company any defense or claim that he may have against the Company.

6.5. Debtor waives presentments, demands for performance, notices of nonperformance, protests, notices of protest or notices of dishonor in connection with any obligations or evidences of indebtedness that constitute in whole or in par-t the indebtedness secured hereunder.

6.6. Failure of Company to exercise any right or remedy under this Security Agreement or any other agreement between the Company and Debtor, or otherwise, or delay by Company in exercising same will not operate as a waiver thereof. No waiver by Company will be effective unless and until it is in writing and signed by the Company. Company shall have no obligation to resort to the Collateral or any other security which is or may become available to it.

7. <u>Consent to Jurisdiction</u>.

7.1. Debtor further consents that all actions or proceedings arising directly, indirectly or otherwise in connection with, out of, related to or from the Promissory Note or this Security Agreement shall, at Company's discretion, be litigated only in courts located in the State where the Company maintains his Principal Place of Business, and the Debtor, to the extent permitted by law, (i) consents and submits to the in personam jurisdiction of any State or Federal court located within said State, (ii) waives any right to transfer or change the venue of litigation brought against the Debtor, and (iii) agrees to service of process by mail.

7.2. Debtor waives any claim that it is not personally subject to the jurisdiction of the above named courts or that its property is exempt or immune from set-off, execution or attachment, either prior to judgment or in aid of execution thereof.

8. Assignability.

8.1. THE DEBTOR ACKNOWLEDGES, RECOGNIZES AND UNDERSTANDS THAT THE PROMISSORY NOTE AND THIS AGREEMENT, WHICH STANDS AS COLLATERAL THEREFORE, MAY BE ASSIGNED BY THE COMPANY, AND DEBTOR HEREBY EXPRESSLY WAIVES EVERY DEFENSE, COUNTERCLAIM OR SET-OFF WHICH THE DEBTOR OR ANY OF THEM MAY NOW HAVE OR HEREINAFTER MAY HAVE TO ANY ACTION BY ANY SUCH ASSIGNEE.

8.2. The Debtor acknowledges, recognizes and understands that after an assignment of the secured interest, there can be no additions, deletions or modifications of this Security Agreement or the security interest in the Collateral unless contained in a writing signed by the then holder of the secured interest.

8.3. The term "Company" as used in this Security Agreement shall be deemed to include the Company, its transferees, successors and assigns. In the event of such assignment, this Security Agreement shall inure to the benefit of the transferee's successors and assigns.

9. Notices.

9.1. Any notices, requests, demands or other communications required or permitted under this Security Agreement shall be deemed to be properly given when deposited in the United States mail, certified - return receipt requested, postage prepaid, addressed to the Parties at the address of such Party as set forth on the signature page of this Security Agreement or to such other address furnished by notice given in accordance with Paragraph 4.3. of this Security Agreement.

10. Other Documents.

10.1. The Debtor shall execute all documents which the Company shall deem necessary to perfect the security interest in the Collateral granted herein, including but not limited to, the execution of Financing Statements.

11. Severability.

11.1. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law; but if any provision of this Agreement shall be prohibited or invalid under such law, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of the provisions contained herein.

12. Controlling Law.

12.1. The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State in which the Company (or Company's Assignee) has its

Principal Place of Business.

13. Grammar.

13.1. Whenever used in this Agreement, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders. The word "Debtor" shall, where appropriate, be construed to include "Maker" of the Promissory Note for which this Security Agreement stands as collateral. The word "Company" shall, where appropriate, be construed to include "Payee" or "Endorser" of the Promissory Note, "Assignee" of the Company or "Holder" of the Promissory Note.

IN WITNESS WHEREOF, this instrument has been executed this _____ day of _________, 200__.

COMPANY:

MADISONVILLE, LLC,
a Mississippi limited liability company

By:________________________________
Its: ________________________________

% H & H Management, LLC
P. O. Box 58
Madison, MS 39130-0058

DEBTOR:

BY:______________________________
(signature)

____
(Type or print name)

Residence Address:
____
____

Business Address:
____
____

(Type or print residence and business address of Debtor)

ACKNOWLEDGMENT

STATE OF MISSISSIPPI)
) SS

COUNTY OF ________________)

Personally appeared before me, the undersigned authority in and for the aforesaid jurisdiction, the within named ______________________________________, who acknowledged to me that he (she/they) executed and delivered the above instrument for the purposes and in the capacity therein stated.

Given under my hand and official seal of office on this _____day of ______________, 200__.

____
NOTARY PUBLIC

My Commission Expires:

____

EXHIBIT 9

FORM OF ESCROW AGREEMENT

SALES PROCEEDS ESCROW AGREEMENT

This agreement is made and entered into as of this the ___ day of ____, 2002, by and between MADISONVILLE, LLC, a Mississippi limited liability company (the "Company"), and BANKPLUS, a chartered banking association (the "Escrow Agent").

WHEREAS, the Company proposes to offer Units of membership interest in MADISONVILLE, LLC (the "Company") (the "Units") to investors as members in accordance with the terms and conditions of an Offering Circular dated ________, 2002, relating thereto; and

WHEREAS, the parties desire to enter into an escrow agreement with regard to said proposed offering;

IT IS THEREFORE AGREED:

1. The Company shall deliver or cause to be delivered to the Escrow Agent all proceeds received by the Company from the sale of the Units pursuant to the aforesaid offering in the following manner and upon the following terms and conditions:

a. Upon receipt by the Company of a Subscription Agreement and check for the purchase price of Unit(s) signed by the purchaser(s) of such Unit(s) (herein referred to collectively with all parties executing Subscription Agreements delivered directly to the Escrow Agent as the "Subscriber" or "Subscribers"), the Company shall promptly deliver or cause delivery of the Subscriber's check to the Escrow Agent, along with instructions to the Escrow Agent stating the Subscriber's name, mailing address, number of Units subscribed and the amount paid in connection therewith. If the Escrow Agent shall receive a Subscription Agreement with related instruments as aforesaid directly from a Subscriber, the Escrow Agent shall forward the Subscription Agreement, with photocopies of all related instruments, to the Company for its acceptance. The escrow account designated "BankPlus, Escrow Agent for Madisonville, LLC" shall invest the funds so held in its Performance Money Market Fund, and any such investments may be so invested to the extent of one hundred percent (100%) of the escrowed funds. The Escrow Agent shall collect dividends, interest or other income produced or derived from the escrowed funds, all of which is to be attributed to Madisonville, LLC, Tax Identification Number 27-0013757 for income tax purposes, but shall be subject at all times to the specific directions of the Company with respect to all matters connected with the management and servicing of the escrowed funds and the disposition of income derived therefrom. The Escrow Agent may have the escrowed funds registered in the name of its nominee (for the account and benefit of the Escrow Account).

b. Upon receipt from the Company of any Subscription Agreement with the Company's intention to reject the same indicated thereon, the Escrow Agent shall, upon receipt of notice that the check should not be deposited for collection or that such check accompanying such Subscription Agreement has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by the Subscriber's check or a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement, whichever is appropriate.

c. If at any time prior to December 31, 2002 (unless extended by the Company not beyond June 1, 2003) (unless subscriptions for all the Units have been received by the Company prior to such date, as it may be amended, in which event the Company may then close the Offering upon such date as it shall determine in its sole discretion) the amount deposited in the Escrow Account (including the principal amount of all promissory notes, if any, but excluding investment earnings) equals or exceeds $1,728,000 then, upon written request of the Company, accompanied by all Subscription Agreements pursuant to which funds shall have been deposited into the Escrow Account, with the Company's intention to accept or reject the same indicated thereon, and provided that the Company shall have indicated an intent to accept the subscriptions totaling at $1,728,000:

(i) The Escrow Agent shall, if the Company shall have indicated on any Subscription Agreement its intention to reject the same, upon receipt of notice that the check accompanying such Subscription Agreement should not be deposited for collection or that such check has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement;

(ii) The Escrow Agent shall deposit to a Company account to be designated by the Company the entire amount of funds plus any accrued interest thereon, deposited in the Escrow Account pursuant to subscriptions which the Company has indicated an intention to accept and deliver all Subscription Agreements relating thereto to the Company; and

(iii) The Escrow Agent shall deliver to each Subscriber whose subscription shall have been accepted by the Company a copy of such Subscription Agreement with the Company's acceptance indicated thereon.

d. Within ten (10) days after December 31, 2002 (or such other date as provided at paragraph 1(c) above, if the Company shall have notified the Escrow Agent of its election to so amend the date of Closing), the Escrow Agent shall (if the Escrow Account has not previously been closed) close the Escrow Account and distribute the original principal amount of all funds on deposit therein to all Subscribers whose subscriptions have not been previously returned, with each such Subscriber to receive the total amount paid by such Subscriber pursuant to his Subscription Agreement, less a pro rata share of the Escrow Agent's fee provided by paragraph 3 hereof, to the Subscriber signing such instrument(s).

2. a. In performing any of its duties under this Escrow Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which they may incur as a result of the Escrow Agent so acting, or failing to act; provided, the Escrow Agent shall be liable for damages arising out of its willful default or gross negligence under this Agreement. Accordingly, the Escrow Agent shall not incur any such

liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel or counsel for the Company given with respect to any questions related to the duties and responsibilities of the Escrow Agent hereunder, or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to its due execution and as to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or proper persons and to conform with the provisions of this Agreement.

b. The Company agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed upon the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent, hereunder or the performance of its duties hereunder, including, without limitation, any litigation arising from this Agreement or involving the subject matter hereof; except, that if the Escrow Agent shall be found guilty of willful default or gross negligence under this Agreement, then in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

c. In the event of a dispute between any of the parties hereto sufficient in the discretion of the parties hereto to justify its doing so, the Escrow Agent shall be entitled to tender unto the registry of custody of any court of competent jurisdiction all money or property in its hands under the terms of this Agreement, together with such legal proceedings as it deems appropriate, without the approval of all parties to the dispute, and thereupon be discharged from all further duties under this Agreement. Any such legal action may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceeding will not deprive the Escrow Agent of its compensation earned prior to such filing. Furthermore, the Escrow Agent should be reimbursed for any reasonable attorney fees incurred by Escrow Agent with regard to filing an interpleader suit related to disputed funds.

3. a. There will be a charge of $________ to the Company by the Escrow Agent for services rendered pursuant to this Agreement.

b. Escrow Agent may resign for any reason upon 30 days written notice to the Company, with the escrow funds being paid to a substituted Escrow Agent to be chosen by the Company by the end of the 30-day notice.

4. In rendering the services required of the Escrow Agent hereunder, the parties hereto acknowledge that the Escrow Agent's responsibilities and duties are limited to those described in this Agreement and that the Escrow Agent has no interest in, and is not participating in any manner in, the offer and sale of the Units.

5. This Agreement shall be binding upon and inure to the benefit of the respective successors, assignees and legal representatives of the parties hereto. This Agreement shall be governed by and construed under the laws of the State of Mississippi.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MADISONVILLE, LLC

By: H & H MANAGEMENT, LLC

By:______________________________
W. Gary Hawkins, President

By:______________________________
G. Lee Hawkins, Secretary

BANKPLUS

By: ______________________________
Title: ______________________________

EXHIBIT 10(a)

CONSENT OF CURTIS A. GENTRY, IV, M.A.I.

I hereby consent to the inclusion of a copy of my appraisal of the Madisonville, LLC property as an Exhibit to this Form 1-A and to the references to me in the Offering Circular of Madisonville, LLC included as Part II of this Form 1-A.

Curtis A. Gentry, IV, M.A.I.

July 5, 2002

EXHIBIT 10(b)

CONSENT OF JAMES C. HAMILTON, JR., M.A.I.

I hereby consent to the inclusion of a copy of my appraisal of the Madisonville, LLC property as an Exhibit to this Form 1-A and to the references to me in the Offering Circular of Madisonville, LLC included as Part II of this Form 1-A.

James C. Hamilton, Jr., M.A.I.

July 5, 2002

EXHIBIT 10(c)

CONSENT OF WATKINS LUDLAM WINTER & STENNIS, P.A.

We hereby consent to the references to our firm under the heading "Legal Matters" in the Offering Circular of Madisonville, LLC included as Part II of this Form 1-A.

Watkins Ludlam Winter & Stennis, P.A.

Watkins Ludlam Winter & Stennis, P.A.

July 8, 2002

EXHIBIT 12

SALES MATERIAL

Date

Dear ______:

You are invited to participate in a real estate investment opportunity in Madison County. The 1997 Demographics Journal ranked Madison County's projected growth at 6th in the nation over the next 20 years and with Nissan now locating in this area, the real estate potential should be explosive in the years ahead.

Madisonville, LLC is a security offering with a total of 95 units available for purchase. The investment units are very affordable, with financing available to select investors.

Enclosed you will find a locator map and investment summary. If you are interested in obtaining additional information, please complete the enclosed reply card. There is, of course, no obligation to you. This offering is currently ____% subscribed, and we expect to have a complete group of investor members by the first quarter of 2003.

Dear :

You are hereby invited to participate in the ownership of 402 acres of property located in the fastest growing county in the state of Mississippi. With Nissan being the largest capital investment in Mississippi history, the growth of Madison County should be explosive.

If you are interested in this real estate investment opportunity, please review the enclosed locator map for the subject property and the investment highlight sheet of the offering. Additional information can be obtained by completing the enclosed reply card. This offering is currently ___% subscribed with an anticipated completion date of ________, 2003

Sincerely,

MADISONVILLE, LLC

INVESTMENT INFORMATION

- *402.32 acres of real estate in Madison County, approximately 3½ miles southeast of the Nissan Complex*
- *Units available to approximately 50 investor members only*
- *Members own an undivided interest in the entire 402.32 acres (not individual parcels)*
- *Acreage price is discounted at 33% of 2002 M.A.I. appraised value to participating members*
- *No additional cash calls or assessments after initial unit(s) purchased*
- *Financing available to qualified investors at "below-prime" interest rates for up to 15 years*
- *A 35.5-acre lake, under construction, to be stocked with hybrid bass and various species of bream*
- *Property has a special PUD (Plan Unit Development) zoning designation*
- *Located in the Madison County school district*
- *Years 1-5 ensure a minimum 8% guaranteed rate of return to investor members-backed by the managing partners remaining 5% interest in project*

Summary of Proposed Offering

This Summary of Proposed Offering does not constitute an offer to sell securities, nor does it constitute a solicitation of an offer to purchase securities. Any such offer may be made only to qualified investors by an offering circular which contains complete information, including risk factors, necessary to make an informed investment decision. Any offer must be made in compliance with the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, and applicable state securities laws, rules and regulations.

This Summary of Proposed Offering is intended to provide a summary of certain information which is contained in the Offering Circular prepared by Madisonville, LLC and its Manager, H &H Management, LLC. The Offering Circular fully describes the proposed investment, the activities in which Madisonville, LLC will engage, the Manager, and such other matters as deemed necessary or appropriate.

This Summary of Proposed Offering does not contain a complete statement of all factors material to a decision to invest in Madisonville, LLC. Potential investors and their advisors should read the Offering Circular in its entirety before making any decision to invest in Madisonville, LLC.

Welcome to Madisonville, LLC

The serenity of the Madisonville, LLC property makes the rest of the world seem far away.

These 402.32 acres have exceptional development potential. Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, this property is strategically located in the path of Madison County's expansive growth. Possibilities abound with the Deerfield-Colonial Country Club located just west of this outstanding property.

Making this property all the more appealing are the rolling hills, numerous lake sites and large, scattered oak trees. This is the last of only a few large land tracts available for development in this area.



Big Black River
Davis Crossing Rd.
Cobbville
Bottom Rd.
Way Rd.
Brown Rd.
Mt. Elam Rd.
Patrick
Rd.
Heindl Rd.
Old Yazoo City Rd.
Patrick Rd.
Goodline Rd.
Virlilia Rd.
Cloud Rd.
Stokes Rd.
Stokes
Richton
Richton Rd.
Charlton
CANTON
Hart Rd.
Rankin
NISSAN
Old Jackson Rd.
Endris Rd.
Lake Caroline
Livingston
McMillon Rd.
Catlett Rd.
Stout
Rd.
Ragsdale Rd.
Nichols Rd.
E. Sowell Rd.
Smith-Carr Rd.
N. Old Canton Rd.
Stribling Rd.
Mannsdale
Dewees Rd.
Gluckstadt
Yandell
Annandale
Bozeman Rd.
Clarkdell Rd.
Gluckstadt
Twelve Oaks Trace
Old
Springs Rd.
Canton Rd.
N. Old
Old Rice
Pkwy.
Livingston Rd.
Cavalier Rd.
Castle Rd.
Hoy Rd.
Lake
MADISON
St. Augustine Dr.
Rice Rd.
Lake Harbour Rd.
RIDGELAND
E. County Line Rd.
JACKSON
Ross R. Barnett Reservoir
N
16
55
43
22
463
51
220

Locator Map


Canton
LAKE CAROLINE
CAROLINE GOLF CLUB
MEADOWLANDS
GERMANTOWN
STRIBLING LAKE
ANNANDALE NORTH
MANNSDALE
GREYSTONE
NEWCASTLE
CHERRY HILL
WHISPER LAKE
PROVENCE ANNANDALE
INGLESIDE
TWELVE OAKS
FAIRFIELD
RESERVE
WINDSOR HILLS
SUMMER TREE
NORTH PLACE
SPRING BROOK FARMS
CYPRESS LAKE
VENTURE PROPERTIES
ST CATHERINE VILLAGE
COLONY PARK
OLD AGENCY VILLAGE
BRIDGEWATER
WINDRUSH
DINSMOR
ARRINGTON
WILLOW CREEK
RIVER SHIRE
COLONIAL DEERFIELD
Madisonville LLC
RESERVOIR
RIVER
ROSS R BARNETT
ELEVATION 81
MADISON
POWERLINE
ILLINOIS CENTRAL GULF
N

Surrounding Environment Plan

1 *Stribling Lake - $4,000 per acre in 1984*
2 *Greystone - $5,059 per acre in 1985*
3 *Cypress Lake - $7,375 per acre in 1987*
4 *St Catherine's Village - $8,000 per acre in 1986*
5 *Old Agency Village - $12,723 per acre in 1989*
6 *Bridgewater - $14,000 per acre in 1994*
7 *Windrush - $19,293 per acre in 1990*
8 *Dinsmor - $10,000 per acre in 1988*
9 *Jordan - $22,500 per acre in 1997*
10 *Rice Road LLC $21,507 per acre in 2000*
11 *H&H Properties $17,000 per acre in 2002*
12 *Cross Creek $17,000 per acre in 1999*
13 *Ashton Park $18,580 per acre in 2000*
14 *Brown $15,535 per acre in 2001*
15 *Newcomb $11,300 per acre in 2001*


NISSAN
Central Mississippi
Industrial Center
COLONIAL
Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air



NISSAN PARKWAY
INTERSTATE 55
OLD JACKSON ROAD
FUTURE ROADWAY
NISSAN
Subject Property
NISSAN
Suppliers
US HWY 51
US HIGHWAY 51
YANDELL ROAD
HARVEY CROSSING
TOTAL I-55 INTERCHANGE R.O.W. REQUIREMENTS

	EXISTING	OPINION OF ADDITIONAL R.O.W.	OPINION OF TOTAL R.O.W.
INTERCHANGE	[illegible] AC*	[illegible] AC	[illegible] AC
I-55	[illegible] AC	10 AC	[illegible] AC
CONNECTOR ROAD	0 AC	24 AC	24 AC
CALHOUN STATION PKWY.	0 AC	[illegible] AC	[illegible] AC
TOTAL	42 AC	[illegible] AC	[illegible] AC

NISSAN Plant and Suppliers Area


280
280
35.5 Acre
Lake
NOW UNDER
CONSTRUCTION
290
12.5 Acre
Proposed
Lake
300
290
280
290
300
N
Yandell Rd.

The 402.32 Acre Site Plan


Proposed Clubhouse
Walking Path
Proposed Lake
Proposed Lake
Walking Path
Proposed Town Homes
Residential Development
609 Lots
Approximately 1/3 Acre Lots
N
Proposed Commercial
Proposed Commercial

Madisonville, LLC

Conceptual Development Plan

The Manager has, at this time, no intention to develop the property. However, in the event that the Manager determines that it is economically prudent to develop the property, the above is a conceptual development plan for illustrative purposes only. Any actual development plan would be at the Manager's discretion and may not resemble this conceptual development plan in any way.

Manager: H&H Management, LLC - W. Gary Hawkins / G. Lee Hawkins, members, Madison, Mississippi Site planning: JH&H Architects / Planners / Interiors / Jackson, Mississippi

Madisonville, LLC

Unit Size Pricing and Financing Information
$3,600,000 Total Financing

402 acres of land = 100 units (total offering)
402 acres ÷ 100 units = 4.02 acres (1 unit of undivided interest)
1 unit/4.02 acres x $8, 925 per acre = $36,000 per unit

LLC Financing

- 15 year payment plan available on 1 or more units.
- Offered in units of ½ , 1, 2, 3, 4, 5, 6, etc.
- 50% down payment on 1 to 3 units; 25% down payment on 4 or more units.
- Quarterly or annual payment plans available.
- Interest rates on financing are below prime.
- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

Assumes all Units are sold and all acres purchased. The LLC will have the option to purchase 1 parcel of 201 acres rather than the entire property.

continued on next page

Financing Information Continued

Unit Size	Purchase Price	Down Payment 50%/25%	*Annual Payment	*Quarterly Payment
½ Unit	$ 18,000	$ 0	$ 0	$ 0
1 Unit	$ 36,000	$ 18,000	$ 2,000	$ 500
2 Units	$ 72,000	$ 36,000	$ 4,000	$ 1,000
3 Units	$ 108,000	$ 54,000	$ 6,000	$ 1,500
4 Units	$ 144,000	$ 36,000	$ 12,000	$ 3,000
5 Units	$ 180,000	$ 45,000	$ 15,000	$ 3,700
6 Units	$ 216,000	$ 54,000	$ 18,000	$ 4,400

Financing Options

1. No financing on one-half (½) unit.
2. One (1) to three (3) units require a 50% cash down payment, with remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A two-unit purchase/$72,000 would require a cash down payment, upon subscription, of $36,000 and annual payments of *$4,000.
3. Four (4) or more units require a 25% cash down payment with the remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A four-unit purchase/$144, 000 would require a cash down payment, upon subscription, o f $36, 000 and annual payments of *$12,000.
4. A purchase price borrowed from BankPlus (or bank of your choice), by way of a home equity loan, would provide a tax-deduction on all interest charges. Please check with your tax advisor.

*Payments are based on an assumed 7% interest rate with a 15 -year amortization

Madisonville, LLC
Raw Land Sales Projection Summary
Net Return on Investment Before Income Tax Based on Assumed Land Sales Prices

	1 Unit	2 Units	3 Units	4 Units
Investors' portion of sale at $12,000 per acre	$ 48,240	$ 96,480	$ 144,720	$ 192,960
Less Total Investment	$ -36,000	$ -72,000	$ -108,000	$ -144,000
Total Net Profit	$ 12,204	$ 24,480	$ 36,720	$ 48,960
Total Net Return	34.0%	34.0%	34.0%	34.0%
Investors' portion of sale at $14,000 per acre	$ 56,280	$ 112,560	$ 168,840	$ 225,120
Less Total Investment	$ -36,000	$ -72,000	$ -108,000	$ -144,000
Total Net Profit	$ 20,280	$ 40,560	$ 60,840	$ 81,120
Total Net Return	56.3%	56.3%	56.3%	56.3%
Investors' portion of sale at $16,000 per acre	$ 64,320	$ 128,640	$ 192,960	$ 257,280
Less Total Investment	$ -36,000	$ -72,000	$ -108,000	$ -144,000
Total Net Profit	$ 28,320	$ 56,640	$ 84,960	$ 113,280
Total Net Return	78.7%	78.7%	78.7%	78.7%

Investors' portion of sale at $18,000 per acre	$ 72,360	$ 144,720	$ 217,080	$ 289,440
Less Total Investment	$ -36,000	$ -72,000	$ -108,000	$ -144,000
Total Net Profit	$ 36,360	$ 72,720	$ 109,080	$ 145,440
Total Net Return	101.0%	101.0%	101.0%	101.0%

Assumes the LLC has no other assets or liabilities.

Madisonville, LLC

5-Year Financial Projections of Leveraged Purchase

Land Sold at the 2002 Appraised Value of $13,500

Investor's portion of sale	$ 54,313
Down Payment	$ -18, 000
4 years of payments (15 year amortization)	$ -8, 000
Total Out of Pocket	$ 26, 000
Total Net Profit	$ 28,313
Total Net Return	109.0%

The above calculations are based on a one-unit purchase, a 50% cash down payment, with the balance financed at 7% interest amortized over 15 years.

The above assumes a hypothetical 5-year holding period with the land being sold at $13,500 per acre (i.e., the 2002 appraised value) and break-even operations during the five-year period.

Total net return is a pre-taxed figure.

Madisonville, LLC

Why should Real Estate be part of your investment portfolio?

- Other than one's home, very few people own a pure investment of real estate.

- More millionaires (or fortunes) have been made in real estate over the years than any other asset type (i.e., oil & gas, stock market, etc.).

- It is prudent to diversify your investment portfolio among various asset classes (i.e., stocks, bonds, CD's, real estate).

- There are tax advantages associated with holding real estate for one year or longer. The maximum tax rate, under today's income tax laws, is 20% on the gain at the time of sale.

- Unlike stocks that may become worthless, real estate is a fixed, tangible asset that will maintain a supply/demand value.

- There is no more real estate being produced; it is, therefore, a limited resource.

- Real estate has historically provided a good hedge against inflation.

most growth potential during the next 20 years.

Source: Madison County Economic Development Authority

Madisonville, LLC

Why should Madisonville, LLC
be part of your investment portfolio?

- Investors have no personal liability associated with this investment or the property to be owned by Madisonville, LLC.

- Investors are obligated to pay only the investment amount upon which they decide. There will be no additional fees, assessments or cash calls.

- Investors do not pay ad valorem taxes, insurance or maintenance expenses.

- Financing is available through Madisonville, LLC at **"below prime"** interest rates for up to15 years thereby making your investment very affordable.

- Payments can be made quarterly or annually under the financing option.

- Utilities are in close proximity to the property.

- A 35.5-acre lake will be built on the property, and stocked with hybrid bass and various species of bream. A boat ramp will also be built, for easy fishing access.

- You can enjoy this asset, take your family fishing, and watch the growth of the county.

- The property is located within the Madison County School District.

- This is not an individual land purchase; you will indirectly own a part of the entire property.

- The $8,925 current acreage price is 33% less than the 2002 MAI appraisal of $13,500 per acre.

- There will be no debts or liens associated with the real estate. It will be owned debt-free.

- The land has a special PUD (Planned Unit Development) zoning designation. The only other PUD project in this area is

14.7 miles away.

- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

- No commissions will be paid on the purchase of the property or sale of Units.

- The property could be sold in small tracts or as one large tract to a developer/speculator. Madisonville, LLC could develop the property, for possible higher returns to the investors.

- The LLC Manager's members have extensive real estate experience in Madison County.

From farmland to promised land

City's population could triple

American City Business Journals Home | Demographics Journal Home | Search Demographics Journal

Business Journals DEMOGRAPHICS JOURNAL

Metropolitan Counties With The Most Growth Potential

Rank (of 841 metro counties)	County	State	Growth Potential Index	Population (1996)	Annual Population Growth (1990-96)	Persons Per Square Mile (1996)	Per Capita Income (1995)	Per Capita Income Growth (1993-95)	Metro Area
1	Forsyth	Georgia	100.00	69,127	+7.46%	306	$25,954	+16.30%	Atlanta
2	Douglas	Colorado	94.127	111,647	+10.33%	133	$31,397	+9.72	Denver(C)
3	Williamson	Tennessee	94.142	106,119	+4.41%	182	$31,480	+11.17%	Nashville
4	Lee	Georgia	91.429	20,705	+3.95%	58	$17,644	+18.05%	Albany, GA
5	Nye	Nevada	89.778	26,062	+6.31%	1	$18,462	+15.04%	Las Vegas
6	Madison	Mississippi	89.460	68,273	+3.89%	95	$19,781	+17.35%	Jackson, MS
7	Desoto	Mississippi	89.130	87,823	+4.20%	184	$20,821	+15.26%	Memphis

Nissan: Up to 6,000 new homes in area over 5 years possible

Madison County gains in income, home values

Nissan project on schedule

NOW, THEREFORE, I, Patrick F. McAllister, Substituted Trustee in said Deed of Trust, will on the 5th day of July, 2002, offer for sale and will sell at public outcry, to the highest bidder for cash, within legal hours (being between the hours of 11:00 A.M. and 4:00 P.M.) at the South door of the County Courthouse at Canton, County of Madison, State of Mississippi, the following described property situated and lying in the County of Madison, State of Mississippi, to-wit:

Lot 25, Trace Cove, Part Two, a subdivision according to a map or plat thereof which is on file and of record in the office of the Chancery Clerk of Madison County at Canton, Mississippi, in Plat Cabinet C, Slot 13, reference to which is hereby made in aid ...

NOTICE ... is hereby given that the Canton Municipal Utilities Commission (CMUC), City of Canton, Mississippi will receive written sealed bids until the hour of 10:00 o'clock a.m. local time, on July 02nd, 2002 at the CMUC office, 127 W. Peace Street, Canton, Mississippi 39046 for the furnishing of the following items:

15,840 feet of 30" C905 DR 25 PVC Sewer Pipe

15,840 feet of 30" C905 DR 41 PVC Sewer Pipe

Small-town feeling gone, but few complaining

Realtors could see boom

Governor calls special session

Nissan plans to expand

Would you have invested?



Microsoft Corporation, 1978

BUSINESS
REPLY
PERMIT
POSTAGE
PAID

Madisonville, LLC
P.O. Box 58
Madison, MS 39130-0058

I may be interested in this opportunity

- ☐ *Mail to me additional information.*
- ☐ *Phone me to arrange a convenient time to discuss in more detail.*

Name: ____________________________________

Address: ____________________________________

Work #: ________________, *Home#:* ________________

Cell#: ________________ *Best time to call* __________

Email Address: ____________________________________

EXHIBIT 15

MADISONVILLE PROPERTY APPRAISAL

A Complete Appraisal Summary Report

of

402± Acres Located on the North Side
of Yandell Road Just East of Deerfield
Subdivision, in Sections 20 and 21,
Township 8 North, Range 3 East,
Madison County, Mississippi

File No. 32051

For

Madisonville, LLC
Attn: G. Lee Hawkins & W. Gary Hawkins
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

As Of

May 22, 2002

Prepared by

Curtis A. Gentry, IV, MAI
James C. Hamilton, Jr., MAI
Real Estate Appraisers, Inc.
P. O. Box 820009
Vicksburg, Mississippi 39182

Real Estate Appraisers, Inc.

A Professional Appraiser & Consultant Group

6101 Ridgewood Road, Suite H
Jackson, Mississippi 39211
Telephone: 601/956-9480
Fax: 601/956-9519

3115-B Halls Ferry Road
P. O. Box 820009
Vicksburg, MS. 39182
Telephone: 601/638-8565
Fax: 601/636-0787

May 28, 2002

Madisonville, LLC
Attn: G. Lee Hawkins & W. Gary Hawkins
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

Dear Messrs. Hawkins:

As you requested, we have personally inspected and appraised the property identified as follows:

> 402± Acres Located on the North Side of Yandell Road Just East of Deerfield Subdivision, in Sections 20 and 21, Township 8 North, Range 3 East, Madison County, Mississippi

This appraisal was made for the purpose of estimating the market value of the fee simple interest in the subject vacant land "as is," based on current market conditions prevailing on May 22, 2002. The value stated herein is for the land only and does not include any timber value.

Based upon our investigation and analysis of the data gathered with respect to this assignment, I have formed the opinion that, as of May 22, 2002, the estimated market value of the fee simple interest in the subject vacant land "as is" to be

FIVE MILLION FOUR HUNDRED THIRTY THOUSAND DOLLARS

$5,430,000
($13,500 Per Acre)

This appraisal report was prepared in accordance with and compliance of the Uniform Standards of Professional Appraisal Practice promulgated by the Appraisal Foundation and the Guide Notes to the Standards of Professional Practice adopted by the Appraisal Institute. These standards contain binding requirements and specific guidelines that deal with the procedures to be followed in developing an appraisal, analysis, or opinion. These uniform standards also set the requirements to communicate the appraisers analysis, opinions, and conclusions in a manner that will be meaningful and not misleading in the marketplace. The work used in preparation of this report and the final conclusions of value were by the undersigned and is subject to the assumptions and limiting conditions set forth in this report. The methodology, data, and information leading to our conclusions are outlined in considerable detail in the accompanying narrative appraisal report. We urge a careful reading of this report.

This is a summary narrative report, including one approach to value, which is intended to comply with the reporting requirements of Standards Rule 2-2(b) of the USPAP.

Respectfully submitted,

Curtis A. Gentry, IV, MAI
MS. Certified General Real Estate Appraiser, GA-472

James C. Hamilton, Jr., MAI
MS. Certified General Real Estate Appraiser, GA-22
LA. Certified General Real Estate Appraiser, GO-422
TN. Certified General Real Estate Appraiser, No. 8682 ID No. 00002766

Table of Contents

Table of Contents iii
Executive Summary v

Identification of Property 1
Photographic Views 3
Location Map 6
Plat Map 7

Purpose and Date of Valuation 8
Function of the Appraisal 8
Scope of the Appraisal 8
Ownership and Subject Property History 9
Property Rights Appraised 9
Definition of Market Value 10
Jackson - Metro Data 11
Nissan Information 27
Neighborhood Data 29
Neighborhood Map 32

Site Data 33
Size, Shape, and Topography 33
Access 33
Utilities 33
Zoning 34
Taxes and Assessment Data 42
Environmental Hazards 43
Topographical Map 44

Description of Improvements 45

Highest and Best Use 46

The Appraisal Process 49

Sales Comparison Approach 52
Land Sales 57
Land Sales Analysis 66
Land Sales Summary Grid 67
Marketing and Exposure Time 70

Cost Approach 71

Income Capitalization Approach 72

Reconciliation and Final Value Estimate 73

Appraiser's Certification 74

Appraiser's Certification 75

Assumptions and Limiting Conditions 76
Qualifications of Curtis A. Gentry, IV 78

Qualifications of James C. Hamilton, Jr. 80

Addenda

Madison County School Memo — Exhibit 1
Water & Sewer Utility Info — Exhibit 2

Executive Summary

Location:	402 ± Acres Located on the North Side of Yandell Road Just East of Deerfield Subdivision, in Sections 20 and 21, Township 8 North, Range 3 East, Madison County, Mississippi
Owner of Record:	Thomas Hixon
Interests Appraised:	Market Value of the Fee Simple Interest
Date of Valuation:	May 22, 2002
Land Area:	402 ± Acres
Improvements:	None
Zoning:	R-2 Residential with a Planned Unit Development overlay (As confirmed by Brad Sellers of Madison County Zoning Office on May 22, 2002)
Marketing and Exposure Time:	12 months or less
Highest and Best Use of the Vacant Site:	Future residential and commercial development

Final Value Estimate Value: $5,430,000

Identification of Property

The property being appraised is 402± acres of land located on the north side of Yandell Road just east of the Deerfield subdivision in Sections 20 and 21, Township 8 North, Range 3 East, Madison County, Mississippi. The property is approximately 4.5 miles east from I-55, 0.8 miles from the Deerfield subdivision entrance and 2.3 miles west of the Natchez Trace. The subject's 402± acres was surveyed out of a larger 666± acre tract. The 402± acres is broken down into two identically sized parcels. These parcels have the following legal descriptions:

Parcel A:

A parcel of land containing 201.16 acres (8,762,553.70 square feet), more or less, being situated in Section 20, and the Western ½ of the Northwest ¼ of Section 21, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the Northeast corner of Section 20, said pin also being the POINT OF BEGINNING for the parcel herein described; run thence along the Northern line of Section 20 North 89° 19' 18" West for a distance of 996.81 feet, thence leave said Northern line and run South 00° 16' 35" East for a distance of 5298.93 feet to the Northern right-of-way line of Yandell Road; thence run along said Northern right-of-way line South 86° 57' 01" East for a distance of 385.55 feet; thence South 88° 37' 48" East for a distance of 671.08 feet; thence leave said Northern right-of-way line and run North 00° 39' 22" West for a distance of 2769.96 feet; thence South 89° 54' 26" East for a distance of 1304.29 feet; thence North 00° 03' 16" West for a distance of 2592.46 feet to a found iron pin at a fence corner; thence run South 88° 22' 27" West for a distance of 1328.39 feet to the POINT OF BEGINNING.

Parcel B:

A parcel of land containing 201.16 acres (8,762,553.35 square feet), more or less, being situated in Section 20, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the Northeast corner of Section 20, run thence along the Northern line of Section 20 North 89° 19' 18" West for a distance of 996.81 feet to the POINT OF BEGINNING for the parcel herein described; thence leave said Northern line and run South 00° 16' 35" East for a distance of 5298.93 feet to the Northern right-of-way line of Yandell Road; thence run along said Northern right-of-way line North 86° 57' 01" West for a distance of 546.79 feet; thence North 87° 53' 30" West for a distance of 942.08 feet; thence North 89° 44' 16" West for a distance of 175.30 feet; leave said right-of-way and run North 00° 16' 35" West for a distance of 5254.06 feet to the Northern line of Section 20; thence run along said Northern line of Section 20 South 89° 19' 18" East for a distance of 1662.66 feet to the POINT OF BEGINNING.

Photographic Views



Typical View of the Subject Property



Typical View of the Subject Property

Photographic Views



Typical View of the Subject Property



Street Scene: View of Yandell Road Looking East

Photographic Views



Street Scene: View of Yandell Road Looking West


To Yazoo City
CANTON
Davis
Cobbville
Mill Town
Maris Town
Turnetta
Sharon
Shoccoe
Ballard
Sloan
Gluckstadt
Lake Lepore
Twin Lakes
Tilthlo Lake
Lake Stephen's
Lake Neoma
Rankins Pond
Hurricane Lake
Patton Lake
SEE CANTON MAP
Inset D
Inset C
SUBJECT PROPERTY
DEERFIELD
MEADOW HILLS ESTATES
TWIN HARBORS
RIDGE ESTATES
BRUCE CAMPBELL AIRPORT
RESERVOIR
BARNETT
PEARL
RIVER
RANKIN COUNTY
R3E
R4E
T7N
T8N
SCALE IN
YANDELL RD
COTTON BLOSSOM RD
TWELVE OAKS TRACE RD
NATCHEZ TRACE
ROBINSON
RENFROE
DAMPEER ROAD
RANKIN
ENDRIS
RAGSDALE ROAD
SOWELL ROAD
KEARNEY RD
AVONDALE
COUNTRY CLUB RD
GREEN ACRES DR
MORGAN
FINNEY
BRANSCOMB ROAD
PISGAH
HEINDL ROAD
DAVIS ROAD
Location Map
Real Estate Appraisers, Inc.

A Professional Appraiser & Consultant Group

File: 32051

PLAT SHOWING

CERTAIN PROPERTIES

BEING SITUATED IN SECTION 20, AND THE WESTERN 1/2 OF THE NORTHWEST 1/4 OF SECTION 21, TOWNSHIP 8 NORTH, RANGE 3 EAST, MADISON COUNTY, MISSISSIPPI

THIS IS A CLASS "B" SURVEY ACCORDING TO THE "MINIMUM STANDARDS FOR LAND SURVEYING IN THE STATE OF MISSISSIPPI" ESTABLISHED BY THE AUTHORITY OF SECTION 73-13-75(1), MISSISSIPPI CODE OF 1972 AS AMENDED.

ONLY VISIBLE UTILITIES ARE SHOWN ON THIS PLAT.

REFERENCE MERIDIAN – TRUE NORTH BASED ON SOLAR OBSERVATION.

O INDICATES FERROUS METAL ROD @ PROPERTY CORNERS.

A CURRENT TITLE REPORT WAS NOT FURNISHED TO US FOR OUR USE IN PREPARING THIS SURVEY. THEREFORE, THERE MAY BE ADDITIONAL EASEMENTS AND / OR SERVITUDES EFFECTING THIS PROPERTY WHICH ARE NOT SHOWN ON THIS SURVEY.

THIS PROPERTY IS LOCATED IN FLOOD ZONE "X" ACCORDING TO F.I.R.M. PANEL NUMBER 28089C0215 D DATED APRIL 15, 1994.


DEED BOOK 114 PAGE 211
POINT OF COMMENCEMENT FIP MARKING THE NORTHEAST CORNER OF SECTION 20
FENCE CORNER 22.86' NORTH OF PROPERTY CORNER
POINT OF BEGINNING PARCEL B
POINT OF BEGINNING PARCEL A
FIP AT FENCE CORNER
APPROXIMATE POND LOCATION
DEED BOOK 408 PAGE 001
FENCE ON LINE
PARCEL B CONTAINS 201.18 ACRES +/- 8,762,553.35 SQ. FT.
PARCEL A CONTAINS 201.18 ACRES +/- 8,762,553.70 SQ. FT.
DEED BOOK 321 PAGE 378
DEED BOOK 300 PAGE 725
FOUND FLAT IRON
YANDELL ROAD (50' ROW)
ROGER THOMAS ELLISON REGISTERED PROFESSIONAL LAND SURVEYOR PLS-02710 STATE OF MISSISSIPPI
SCALE 1"=800'

SURVEYED AND MAPPED BY
CAPITAL SURVEYING, INC.
ROGER T. (TOM) ELLISON
REGISTERED PROFESSIONAL LAND SURVEYOR
453 HOLLY HEDGE DRIVE
MADISON, MS 39110
MAY 20, 2002
REVISED JUNE 12, 2002

Plat Map

Purpose and Date of Valuation

The purpose of this report is to estimate the market value of the fee simple interest in the subject vacant land "as is" under market conditions prevailing on May 22, 2002, the date of our inspection of the subject property.

Function of the Appraisal

It is the appraisers understanding that this valuation will be utilized by the client, Madisonville, LLC in ascertaining a fair market value for the subject property 427± acres. This to certify that the function of this appraisal had no effect on the estimated value.

Scope of the Appraisal

The appraisers have inspected the subject property and the land comparable used in this appraisal and have prepared a narrative appraisal report on the subject property. The information used to complete this appraisal utilizing the Sales Comparison Approach was assembled and verified by the appraisers from real estate brokers, other appraisers, closing attorneys, grantors and/or grantees, public officials, and other reliable sources.

The subject property data such as size, location, quality, and zoning are considered and presented in this report. Market data on different properties was abstracted from the surrounding area. The data is used to consider the highest and best use of the subject property and to estimate the market value. The documentation necessary to arrive at the value is contained in this appraisal report.

The market data has been collected, confirmed, and analyzed. Comparable land sales were chosen for their similar highest and best uses as outlined within the report. All sales were analyzed and compared to the subject property based on their similarity and dissimilarities. The appraisal problem was to value land and road improvements only. The Sales Comparison Approach was considered and judged in reaching a final estimate of value.

Ownership and Subject Property History

The subject property is owned by Thomas G. Hixon. Mr. Hixon has owned the property for more than three years. At this time the property is being cultivated in row crops, more particularly wheat. The property is currently under contract to sell to Madisonville, LLC. The purchase price was undisclosed to the appraisers. The contract is expected to close May 31, 2002. Buyers intentions or development were not revealed to the appraisers.

Other than the above mentioned, the appraisers know of no other options, listings or sales pending against the subject property at this time.

Property Rights Appraised

The property rights appraised are of the **fee simple** title to all of the present and future benefits derived from the present and possible uses of the property under appraisal. A fee simple estate implies absolute ownership unencumbered by any other interest or estate.

Fee Simple Interest is defined in *The Appraisal of Real Estate, 12th Edition* as follows:

> "Absolute ownership unencumbered by any other interest or estate, subject only to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat."[1]

Definition of Market Value

Market Value as used herein is defined as "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;
2. both parties are well informed or well advised, and acting in what they consider their best interests;
3. a reasonable time is allowed for exposure in the open market;
4. payment is made in terms of cash in United States dollars or in terms of financial arrangements comparable thereto; and
5. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."[2]

---

[1]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 69).

[2]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 23).

Jackson - Metro Data

LOCATION:

Metro Jackson is strategically located near the center of Mississippi and within 500 miles of approximately 76 major metropolitan areas and over one-third of the nation's population. The area is 157 miles from the Gulf of Mexico and it's deep-water ports and 45 miles from the Mississippi River and the inland waterway at the Port of Vicksburg. The metro area is also within a few hours drive of major cities such as Mobile, Alabama; Little Rock, Arkansas; Memphis, Tennessee; New Orleans, Louisiana; and Pensacola, Florida.

POPULATION:

Metro Jackson, encompassing approximately 2,363 square miles, is the most populated, urbanized area in Mississippi and is ranked 93rd in population among the 273 Designated Metropolitan Statistical Areas *(MSA's)* and Consolidated Metropolitan Statistical Areas *(CMSA's)* in the United States. The metro Jackson area experienced an overall population increase of 9.5% from 1990 to 2000. Census 2000 numbers published in the Clarion Ledger newspaper, Friday, March 9, 2001 edition showed a decrease in the city of Jackson population of 6.3%. However, the cities located in counties adjoining Hinds County and abutting the city limits of Jackson showed an increase in population with Madison showing a 38.81% increase and Rankin showing a 32.31% increase. This shift in population is indicative of intercity residents moving to the suburbs. The counties of Hinds, Madison and Rankin make up the Jackson Metro area. Population projections indicate that the metro area will continue to increase in population through the year 2015. This continually increasing population base is indicative of the many excellent opportunities, services, and facilities in metro Jackson.

	1980 Census	1990 Census	2000 Estimations	2015 Projections
Mississippi	2,520,638	2,573,216	2,768,619	3,229,323
Jackson MSA	362,038	395,396	439,370	499,941
Hinds County	250,998	254,441	280,466	245,810
Madison County	41,613	53,794	61,918	103,297
Rankin County	69,427	87,161	96,986	150,834
Population by Age				222,799
17 Years & under		110,987	113,191	123,636
18 to 34 years		114,601	113,129	107,912
35 to 54 years		97,290	127,080	129,662
55 to 74 years		54,641	61,042	68,220
75 years & older		17,865	21,128	25,515
Population by Sex				10,767
Male		187,034	207,115	216,744
Female		208,365	228,455	238,201
Population by Race				
White		225,000	244,062	254,884
Black		167,899	187,696	195,549
Hispanic Origin		1,943	2,298	2,302
Asian or Pacific Islander		1,751	3,032	3,653
American Indian or Eskimo		345	411	486

Source: U.S. Department of Commerce,Bureau of the Census, 1990 Census Population

MSA			
Hinds County			
1970	214,973	Base	Base
1980	244,973	+13.55%	+1.28%
1990	254,441	+3.86%	+0.39%
1995	270,420	+6.28%	+1.26%
2000	280,466	+3.71%	+0.74%
Rankin County			
1970	43,933	Base	Base
1980	72,400	+64.80%	+5.12%
1990	87,161	+20.39%	+2.04%
1995	88,375	+1.39%	+0.28%
2000	96,986	+9.74%	+2.45%
Madison County			
1970	29,737	Base	Base
1980	34,700	+16/69%	+1.56%
1990	53,794	+55.03	+5.50%
1995	55,164	+2.55%	+0.51%
2000	61,918	+12.24%	+2.45%
Source: 1970-1990 U.S. Bureau of Census; 1995 & 2000 projections from the center of Policy Research and Planning Mississippi Institutions of Higher Learning.			

As evidenced by the information in the chart on the previous pages, the population is growing most rapidly in the suburban areas of Rankin and Madison Counties. Hinds County saw only nominal growth in the 1980s and the population for the City of Jackson actually declined during this period. This trend is not projected to change.

TRANSPORTATION

Metro Jackson is interconnected by two interstates, I-20 and I-55; three U.S. Highways; and Natchez Trace Parkway. Numerous interstate and intrastate common carriers are located in metro Jackson, giving the area the means to transport freight overnight to destinations within 500 miles. Illinois Central Railroad maintains two rail lines running north and south that converge in Jackson, while Kansas City Southern Railway maintains a rail line running east and west through Jackson. Amtrak service is also available in Jackson. Metro Jackson has one commercial and three aviation airports. The Jackson International Airport is a United States Customs Port of Entry and a designated general-purpose foreign trade zone. Three jet carriers, five commuter carriers, and four package and parcel freight carriers serve the airport. Barge facilities are 45 miles away at the Port of Vicksburg, which is also a United States Customs Port of Entry and a designated general-purpose foreign trade zone.

LABOR

The Metro Jackson area labor pool draws directly from Hinds, Madison, and Rankin Counties, 53 other Mississippi counties, and several other states, resulting in a total establishment-based work force of over 220,000 and the area with the state's largest influx of workers. Manufacturing comprises 9.3 percent of non-agricultural employment and non-manufacturing comprises 90.7 percent. The highest non-manufacturing employment is comprised of the following industrial sectors: wholesale and retail trade *(24.3%)*, and services *(26.5%)*.

The area has 10,770 businesses, including 465 manufacturers producing a wide range of products such as food items, apparel, wood products, furniture, fabricated metals, primary metals, electrical/electronic machinery and equipment, transportation, equipment and rubber and plastic products.

EMPLOYMENT

The civilian labor force (employed persons and unemployed persons) averaged approximately 230,200 persons during the first quarter of 2000, an increase of 10,700 persons (+4.9%) from a year ago. Employment during second quarter 2000 was 11,100 persons more than the same period a year ago, averaging 234,900.

UNEMPLOYMENT RATE

The Metro Jackson area average 2000 unemployment rate, at 3.85, was an average 2.0 percentage points lower than the state's average of 5.8%. Unemployment averaged 5.0% in Jackson during the first two quarters of 2000. Second quarter 2000 unemployment rates for counties within the Jackson MSA averaged a surprisingly low 4.8% for Hinds County, 4.2% for Madison county, and 2.7% in Rankin County.

MANUFACTURING EMPLOYMENT

Manufacturing employment in the Jackson metropolitan area increased from 1999 levels by more than 2.0% to an average monthly employment of 21,600 during 1999. Employment in durable goods averaged 12,700 during first quarter 2000 an increase of 3.3% over the same period a year ago. Non-durable goods employment held steady during the first six months of 2000 to an average 7,800 employees.

EXPANSIONS, NEW JOBS, CAPITAL INVESTMENT

The table on the following page presents an annual summary of new and expanded facilities, an estimated number of new jobs created, and the estimated capital investment in the Metro Jackson area from both manufacturing and non-manufacturing facilities from 1997 through June 2000. Manufacturing facility growth in 2000 to date has not matched the growth experienced in prior years. A total of seven manufacturing and thirty-eight non-manufacturing new and expanded facilities were announced in 2000. These new and expanded establishments generated a total of 968 new jobs compared to 3,657 new jobs in 1999. The estimated capital investment totaled $129,768,435 through June 2000, compared to $427,956,591 in 1999, and $306,573,245 in 1998.

In early November, 2000, Nissan Motor Corporation made an announcement to relocate an operations/manufacturing facility in the Gluckstadt area of Madison County. As a result of the relocation an estimated 4,000 new jobs will be created in the area. As of June 2001 site work has begun on this new Nissan plant. Also, local real estate brokers have indicated some additional interest in both commercial and industrial land in the Madison county area since the announcement.

TOTAL PERSONAL INCOME, PER CAPITA INCOME

Mississippi total personal income, population, and per capita personal income from 1996 to 1998, recently published by the Bureau of Economic Analysis of the US Department of Commerce. 1998 per capita income was $24,333 in Hinds County, $24,646 in Rankin County and $25,096 in Madison County. Per capita income personal income in the Metro area was $24,542 compared to $19,776 in the State of Mississippi and $27,203 in the United States.

METRO JACKSON MAJOR EMPLOYERS[3]

EMPLOYER	NUMBER OF EMPLOYEES	TYPE OF PROD-UCT/SERVICE
State of Mississippi	30,000	State Government
University of Mississippi Medical Center	6,200	Health Care
United States Government	5,200	US Government
Jackson Public School District	4,300	Education
Mississippi Baptist Medical center	3,122	Health Care
Mississippi State Hospital	2,453	Health Care
City of Jackson	2,300	City Government
Jitney Jungle Stores of America	2,004	Retail
St. Dominic Health Services	1,900	Health Care
SAKS	1,890	Retail
Rankin County School Dist	1,800	Education
Tyson Foods, Inc.	1,800	Fast Food Cuts
Delphi Automobile Systems	1,700	Automotive Components
Manpower Temporary Services	1,600	Temporary Employment
Methodist Medical Center	1,600	Health Care
Hinds Community College	1,586	Higher Education

BUILDING PERMITS

Through June 2000 single and new multi-family residential building permits in the Metro Jackson area numbered approximately 1,207 at a total value of $126,268,000. Permit values peaked at $236,863,941 in 1994. 1998 surpassed that activity level with 1999 being an even better year for new construction. The following table exhibits the number, value, and annual percentage change in building permits from 1990 through June

[3]Source: MetroJackson Chamber of Commerce

1999.

Building Permits 1990 - 1999[4]

New Single and Multi-Family Residential Building Permits			
Year	Number	Value	Percent Change in Value
1990	1,171	$82,199,987	
1991	1,515	$103,761,268	26.23%
1992	1,941	$144,895,732	39.64%
1993	2,517	$197,164,663	36.07%
1994	2,439	$236,863,941	20.14%
1995	2,353	$236,849,359	-0.01%
1996	2,279	$222,757,830	-5.95%
1997	2,382	$227,739,097	2.24%
1998	3,723	$305,704,000	34.23%
1999	3,945	$320,216,000	4.75%

[4]Source: U.S. Department of Commerce, Bureau of the Census; MetroJackson Chamber of Commerce

CONSTRUCTION COSTS[5]

R.S. Means Construction Cost Data Indexes for ten Mississippi locations:

Location	Residential	Commercial
Biloxi	0.86	0.82
Clarksdale	0.71	0.67
Columbus	0.72	0.73
Greenville	0.82	0.78
Greenwood	0.73	0.69
Jackson	0.82	0.78
Laurel	0.73	0.70
McComb	0.69	0.68
Meridian	0.77	0.76
Tupelo	0.72	0.73
United States Average	1.00	1.00

AIRLINE PASSENGER BOARDINGS

Metro Jackson airline passengers enplaned totaled 334,951 for the first two quarters of 2000, 3.3% more than the 324,130 of 1999. Enplaned passengers peaked during the month of May when 64,035 persons utilized the 118 flights from the Jackson International Airport (JIA).

RETAIL SALES

Retail sales taxes in the metro area totaled $1,856,361,000 for first quarter 2000, and $1,870,517,000 in second quarter. Total retail sales for the MSA were

[5]Source: R.S. Means Company, Inc., Square Foot Cost Book, Location Factors for Mississippi, 2000.

$3,726,878,000 as of June 2000. The following table presents quarterly retail sales, collections and activities for each metro area county for first and second quarter 2000.

Total Retail Sales, Collections and Activities
First and Second Quarters, 1999 and 2000

Category	First Quarter 2000	First Quarter 1999	Percent Change 1999-2000	Second Quarter 2000	Second Quarter 1999	Percent Change 1999-2000
Hinds County						
Sales	$1,148,805	$1,064,988	7.9%	$1,151,636	$1,072,554	7.4%
Collections	$70,265	$66,240	6.1%	$69,466	$67,421	3.0%
Madison County						
Sales	$291,149	$256,176	13.7%	$267,406	$249,296	7.3%
Collections	$18,682	$16,685	12.0%	$17,171	$17,171	-0.4%
Rankin County						
Sales	$416,407	$340,917	22.1%	$451,475	$408,571	10.5%
Collections	$25,538	$20,340	25.6%	$27,792	$24,552	13.2%
Jackson MSA						
Sales	$1,856,361	$1,662,081	11.7%	$1,870,517	$1,730,422	8.1%
Collections	$114,485	$103,265	10.9%	$114,359	$109,144	4.8%

SALES TAX DIVERSIONS TO CITIES

The next table displays monthly and quarterly totals for sales tax diversions to cities from sales tax collections in 1999 and 2000. Totals for the year 2000 through June number $36,394,961 compared to $34,252,329 for the same period in 1999, a slight 6.3% increase. Retail sales tax diversions totaled $19,297,850 for first quarter 2000, nearly an 11% increase from the $15,885,933 average of the same period in 1999. Second quarter 2000 diversions fell to $17,097,112. June tax diversions to cities were nearly 30% less than a year ago. Statewide, sales tax collections were less than projected.

Sales Tax Diversions to Metro Jackson Cities From Sales Tax Collections
($ Millions)

Month	2000	1999	1999-2000 Percent Change	2000 Qtr Totals	1999 Qtr Totals
Jan	$6,788,180	$6,028,660	12.6%		
Feb	6,741,933	4,674,567	44.2%		
Mar	5,767,737	5,182,706	11.3%	$19,297,850	$15,885,933
Apr	5,632,565	5,327,474	5.7%		
May	5,985,169	5,265,839	13.7%	$17,097,111	$18,366,396
Jun	5,479,377	7,773,083	-29.5%		
Total	$36,394,961	$34,252,329	6.3%	$36,394,961	$34,252,329

MEDICAL

Metro Jackson is the center for regional and statewide medical care. With almost 5,000 licensed beds at 12 hospitals and treatment centers 26 licensed and certified long-term care facilities in the metro area, excellent medical care is readily available. The University of Mississippi Medical Center is home to the state's medical and dental schools. In addition, a strong public health system is in place with 10 county public health clinics located throughout the metro area. One of the most unique and innovative developments in medical care in the metro area has been the formation of Health Futures, an organization that works with the area's leading hospitals to promote Metro Jackson as a medical destination, both for patients, medical personnel, and other companies within the healthcare industry. Operated as an affiliate of the MetroJackson Chamber of Commerce, Health Futures markets the metro area's medical facilities nationwide through its innovative website www.health-futures.org the first website on the internet to promote a community's health care providers. Through this site, consumers can compare hospital charges across 35 major cities for various services and treatments. Metro Jackson regularly ranks as one of the best values in healthcare services on this site.

GOVERNMENT/MUNICIPAL SERVICES

Hinds, Madison, and Rankin Counties are governed by boards of supervisors, with each supervisor representing one of the five districts that comprise each county. Hinds and Rankin Counties employ county administrators to implement the policies and procedures of the boards of supervisors and oversee the daily operations of the counties. All incorporated communities in the Metro Jackson area, except Jackson, operate under a mayor-board of aldermen form of government. Jackson's form of government is mayor-council.

Planning commissions and planning and zoning codes are utilized throughout Mississippi to promote and ensure safety procedures and orderly growth patterns. Planning commissions have been established by each county and most of the incorporated communities in Metro Jackson to monitor the systematic growth and development of the areas. Zoning regulations, flood plain ordinances, and a multiplicity of codes including building, plumbing, gas, electrical, and fire protection have also been adopted for most areas in Metro Jackson.[6]

PROPERTY TAXES

Counties and municipalities impose an ad valorem tax on property owned and used in the conduct of business. The property is assessed by the assessor of the county in which the facility is located and by the municipal assessor if the facility is located within a municipality. The property subject to taxation includes land, buildings,

[6]Metro Economic Development Alliance, *Data Book*, page 42.

equipment, furniture and fixtures, operating supplies, raw materials, good-in-process, finished goods, and highway vehicles.

Assessment ratios of 15% of true value on real and personal property and 30% on motor vehicles and public utilities are used by all local assessors, though the political subdivisions are permitted to set tax rates independently.[7]

EDUCATION

Metro Jackson supports eight public school districts *(three County, four municipal, and one agricultural school)* that meet the educational needs of metro students in a superior, often innovative manner. The eight public school districts operate a total of 188 education facilities that offer everything from a traditional curricular to magnet schools with special curricular themes and instructional approaches. Some of these special teaching methods include comprehensive special vocational-technical classes with on-the-job training; courses via satellite; after-school programs; advanced placement courses; gifted, accelerates, and honors programs; and athletics and other extracurricular activities. As an alternative to public schools, over 30 private and parochial schools are located throughout the Metro Jackson area to meet the diverse education needs of the area. More colleges and universities are located in Metro Jackson than in any other area of Mississippi. Together these institutions provide a wide variety of academic programs and disciplines. In addition, two community colleges have campuses and branches in Metro Jackson and offer industrial start-up training programs for employees of industries locating or expanding

[7]Ibid.

in the metro area.

Public Schools:

Metro Jackson supports eight public school districts-three county, four municipal, and one agricultural high school - that meet the educational needs of their students in a superior, often innovative manner. The eight public school districts operate a total of 118 educational facilities which offer everything from a traditional curriculum to magnet schools with special curricular themes and instructional approaches; comprehensive special education; vocational-technical classes with on-the-job training; courses via satellite; after school programs; advanced placement, gifted, accelerated and honors programs;and athletics and extracurricular activities.

Private Schools:

As an alternative to public schools, private and parochial schools are located throughout Metro Jackson to meet the diverse educational needs of the area. Over 30 private and parochial schools covering elementary and/or secondary grades and numerous pre-schools and kindergartens offer a Christian education, A-Beka curriculum, tutoring, a college preparatory curriculum, and special programs.

Colleges & Universities:

More colleges and universities are located in Metro Jackson than any other area of Mississippi. Together, these institutions provide a wide variety of academic programs and disciplines. Jackson State University, the metro area's urban university, offers courses leading to undergraduate degrees, graduate degrees, and doctoral degrees. Millsaps College, Belhaven College, Tougaloo College, and Mississippi College are private liberal arts colleges which offer courses leading to bachelors degrees and/or masters degrees. Mississippi State University, the University of Mississippi, and the University of Southern Mississippi maintain degree-granting branches at the Institutions of Higher Learning (IHL) in Jackson. The host university at IHL is Jackson State University.

Hinds Community College and Holmes Community College, two of 15 schools in Mississippi's community college system, have campuses and branches in Metro Jackson. Hinds Community College, with its main campus in Raymond and branches in Jackson, Pearl, and Utica, is the state's largest community college. A branch of Holmes Community College is located in Ridgeland. These two community colleges provide a wide range of academic courses, and comprehensive post-secondary vocational-technical education and training are also available at Hinds Community College and Holmes Community College. A career opportunity curricula has been developed at both community colleges to meet area employment needs. Upon graduation students are prepared to enter the work force. In addition, these community colleges also offer industrial start-up training programs for employees of industries locating or expanding in the Metro Jackson area.

A number of schools and colleges are also located in Metro Jackson which provide religious training, specialized programs for physically handicapped students, and technical and vocational training for students seeking immediate employment.[8]

SOCIAL/CULTURAL ACTIVITY

Jackson has always been a center for civic and religious activities. There are

---

[8]Source: Metro Economic Development Alliance, *Data Book*, Jackson, Mississippi, page 39.

more than 100 civic, fraternal, and professional organizations in the city. There are 500 churches serving the Jackson MSA, the major denominations of which are Baptist, Methodist, Presbyterian, and Catholic.

The City of Jackson has historically been a center of cultural activity for the state. The Jackson Municipal Auditorium seats 2,750 people and is utilized for state plays, concerts and exhibitions. The auditorium is located adjacent to the Mississippi Arts Center and the Russell C. Davis Planetarium. The planetarium is one of the more modern in the country offering many state-of-the-art programs concerning science and astronomy. The Arts Center houses the offices and rehearsal studios for two ballet companies, two opera companies, and the Jackson Symphony Orchestra. Jackson also hosts the International Ballet Competition. The Mississippi Museum of Arts is also located in this annex offering exhibitions of local, national, and international art. There is a year-round presentation of films, exhibits, and concerts in and around this complex.

REAL ESTATE MARKETS

In 2000 and the first quarter of 2001 many real estate markets have expanded and done quite well. The Metropolitan area has seen an explosion in retail and office in both northeastern parts of Hinds County and the southern areas of Madison County. Office and retail rents are currently at an all time high in the Jackson Metropolitan area but the higher rents are limited to the newer developments. Riverwind development in Pearl, Rankin County has been a growing commercial area as well.

Multifamily housing saw sharp increases in 1997 and 2000, but slowed in 2001. Three rather large apartment complexes has come on line recently. Again, most of them being located in northeast Jackson and southern parts of Madison County. Rents at this time are at an all time high especially those new complexes in northeast Jackson off Northtown Drive. We are seeing many of the older complexes borrowing money or refinancing for major renovations to hold their market nitch. We feel that multifamily development will probably slow drastically over the next year to keep the market from saturating.

Single family housing saw a tremendous boom in 1997 and is still very active in Madison and Rankin counties. Again, much of your recent new development is occurring in northeast Jackson and southern and western parts of Madison and Rankin Counties.

Industrial activity in the Jackson Metropolitan area has been somewhat slow, as usual. Although the Nissan Plant has spurred development in those industrial areas of Madison County. Most of the industrial parks have seen slow to moderate development. There have been very few start up industrial projects. We anticipate that the industrial activity should remain slow except for those areas around the Nissan Plant in Madison.

Nissan Information: According to the January - February edition of the Mississippi Business Journal[9], the site development for the projected $9.3 million Nissan manufacturing plant began on January 15th with facilities scheduled to open in the Summer of 2003. The Nissan site is located North of Ragsdale Road and South of Canton, in Madison County. Construction has begun on the plant itself.

According to the Mississippi Business Journal, several local companies such as

[9] Mississippi Business Journal, January 29th through February 4th, 2001 issue

Yates Construction, Wagner & Schaffer and AGA, Inc. Engineering firm have received contracts to begin site work on the facility. As of January 8th, 2001 all 1,400 acres of the core site real estate was under closing. There are still additional tracts which are being acquired.

According to public information the plant capacity will produce 250,000 vehicles per year and will produce full size pickup truck as well as full size sports utility vehicles and the next generation of Nissan Mini Vans. Initially 3,300 people will be employed with a potential employment level of 4,000. Nissan initial investment includes $6.9 million in equipment and $2.1 million in buildings.

CONCLUSION

It is our opinion that the Jackson Metropolitan area has a good solid economic base. The educational, governmental, social and business climate is performing well. Currently at this time the city does seem to be moving north and east into the Madison and Rankin County areas with some additional growth in the southern part, or Byram area. Overall we believe the Jackson Metropolitan area will continue to improve as the capitol city of Mississippi.

Neighborhood Data

A neighborhood may be defined as a homogeneous grouping of individuals, buildings, or business enterprises within a larger community. These groupings are usually devoted to residential use, trade and service activities, or cultural and civic activities. Residential neighborhoods tend to reflect characteristics of their inhabitants, expressing the mutual desires of people with comparable interests, related traditions, and similar social and economic status.

An analysis of the neighborhood includes consideration of the locational factors which have to do with access. Access is most critical to utility, and hence, to the value of all income producing properties. It is essentially important that the appraisers be able to identify "access to what" and "access from what" in connection with the property under consideration in an appraisal.

Boundaries

The neighborhood in which a property is located is usually a geographic area which is characterized by improvements having a similar nature. The neighborhood boundaries should be properly defined, taking into consideration any man-made barriers, as well as any natural barriers which can be found. In this instance, the neighborhood boundaries can best be described as being the Barnett Reservoir to the east, Twelve Oaks Road to the south, Highway 51 to the west and natural creeks and agricultural land to the north. The overall climate of the subject property's neighborhood is a mixture of good quality residential subdivisions to rural housing and, some agricultural and recreational land.

The subject property's neighborhood, however, has been under steady transition for over a decade primarily because of the existence of Deerfield and Harvey Crossing which are the two major residential subdivisions in this neighborhood. This area has been transforming from agricultural and recreational hunting land to medium to high dollar residential housing.

The Deerfield subdivision, like the subject property, has a Planned Unit Development (PUD) overlay and was developed around a golf course scenario. Real estate prices in the subject property's area have jumped dramatically and in some case over 300% in the past 15 years. The population of the Jackson Metropolitan area appears to be gravitating in the direction of Madison. People desiring to live in more quiet and rural areas have been gravitating both east and west of I-55 and the city of Madison. Home prices range anywhere from $130,000 to over $3,000,000 in this neighborhood. The subject property's neighborhood, in our opinion, is definitely in the growth stage of the neighborhood life cycle with no end in sight.

The billion dollar Nissan facility that is currently under construction is one of the primary drives in terms of the residential market in Madison County. That coupled with other industry that is coming in to support the plant and the overall natural gravitation of the Metro Jackson population towards this area points to unlimited residential and some commercial growth. The subject property and the subject property's neighborhood is located within the Madison County school district as referenced by Memorandum in the Addenda of this report. The area, as previously mentioned, is 4.5 miles east of I-55 and 2.3 miles west of the Natchez Trace Parkway. It is conveniently located to the city of Madison and the city of Canton where there are schools, grocery stores, places of worship and other industry. Overall, our opinion of the economic climate for this neighborhood is extremely good and forecast that land prices should continue to increase with housing demand.


CANTON
SUBJECT PROPERTY
Inset D
Inset C
RANKIN COUNTY
R3E
R4E
T7N
T8N
MEADOW HILLS ESTATES
TWIN HARBORS
Maris Town
Mill Town
Sharon
Turnetta
Shoccoe
Sloan
Davis
Cobbville
Tuhtlo Lake
Lake Lepoce
Twin Lakes
Hurricane Lake
Patton Lake
Gluckstadt
YANDELL RD
COTTON BLOSSOM RD
NATCHEZ TRACE
PEARL RESERVOIR
RIVER
BARNETT
SCALE IN

Neighborhood Map

Real Estate Appraisers, Inc.

Site Data

Size, Shape, and Topography

The property being appraised is 402± acres of land. The property is slightly irregular in shape and has frontage along Yandell Road. The topography of the subject is gently rolling with a natural creek and woodlines.

According to the Federal Emergency Management Agency (FEMA) Flood Insurance Rate Map (FIRM) Community-Panel Number 280228-0215-D (effective date April 15, 1994), the subject property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Access

The subject property has more than 2,000± feet of frontage along Yandell Road. The property has any number of possible access points along Yandell. The neighborhood itself is easily accessible given the fact that Yandell Road connects the subject property to Interstate 55, Highway 51 and the Natchez Trace. Overall, the subject property and the subject property's neighborhood is considered to have good access for the area.

Utilities

Utilities available to the subject property includes water and sewer by way of Bear Creek Water Association (subject to confirmation), police and fire protection by Madison County, telephone service by BellSouth and other communication distributor with electricity by Entergy.

Zoning: (Zoning was confirmed by Madison County Zoning Official, Brad Sellers on May 22, 2002 at 11:30 a.m.)

The interesting aspect of the subject property is the zoning. The subject like neighboring Deerfield subdivision carries a R-2 residential zoning classification. However, this property, like Deerfield, carries a Planned Unit Development overlay. According to zoning ordinances of Madison County R-2 residential zoning and the Planned Unit Development is as follows:

R-2 Single Family Residential District

402.3-3 USES ALLOWED UPON REVIEW BY THE BOARD OF SUPERVISORS AND SUBJECT TO ANY LIMITATIONS AND RESTRICTIONS DEEMED NECESSARY (SPECIAL EXCEPTIONS): SEE SECTION 504.2 FOR THE PROPERTY ADMINISTRATIVE PROCEDURE.

DELETE:

1. Commercial recreational areas and facilities such as swimming pools and tennis courts.

   (NOTE: This special exception was deleted because commercial recreational uses should never be allowed in a single-family residential zone.)

2. Nurseries (child care) - Only when conducted in the owner's residence or in conjunction with a religious facility.

3. Medical and dental facilities

4. Other similar non-retail uses.

SUBSTITUTE THE FOLLOWING THEREFOR:

1. Public/quasi-public facilities and utilities subject to the provisions of Section 401.5.

2. Child care facilities when conducted in the owner's residence or in conjunction with a religious facility.

3. Extraction of minerals, including sand and gravel, provided that when "open pit" operations are proposed, a Reclamation Plan shall be approved by the Board of Supervisors prior to the initiation of such open pit mining operations.

4. Mobile homes and their customary accessory uses, provided, however, that the

minimum lot size is one (1) acre, and that over-the-top-ties shall be used as described in Section 402.5-6(8). Furthermore, skirting in the form of brick, solid wood, solid metal, or vinyl shall be provided around the bottom of all sides of mobile homes placed in R-1 districts after the effective date of this amendment.

A sign indicating the proposed location of a mobile home as a special exception shall be posted by the Zoning Administrator ont he subject property in accordance with Section 700.3 of this ordinance.

402.3-5 Required Lot Area and Lot Width - Every dwelling unit shall be located on a minimum lot of not less than ten thousand six hundred (10,600) square feet in area with a width determined at the building setback line of not less than eighty-five (85) feet.

AMEND THE MINIMUM LOT WIDTH TO: "...not less than seventy-five (75) feet."

(NOTE: The Madison County Planning Commission on November 9, 1989, recommended this amendment in the minimum lot width requirements in order to be consistent with Federal Housing Administration minimum standards.)

Planned Unit Development (PUD)

DELETE the text of Subsection 402.9, Planned Unit Development (PUD), of Section 404, Zoning District Regulations, of Article IV, Regulations and **SUBSTITUTE THEREFOR:**

402.9 P-1 Planned Unit Development (PUD)

402.9-1 General Description

1. In order

to encourage the development of properly planned residential communities on sites greater than 40 acres,

to allow flexibility in the design of large subdivision developments,

to take advantage of natural features of the landscape,

to create and maintain effective open areas,

to provide recreational amenities, and

to reduce the cost of maintaining public streets and providing public utilities, the P-1 District is hereby created.

2. The intent of this district is to provide an area where a multiplicity of land uses are permitted, including single-family residential, multi-family residential, compatible commercial, and public/quasi-public facilities and utilities, and in which lands not otherwise used by structures and yards but required by the basic zoning of the site shall be set aside as common areas and/or open space areas accessible to residents of the district.

3. The Planned Unit Development District shall be a designation superimposed on one or more of the residential districts defined in this Ordinance.

402.9-2 Permitted Uses - The following uses are permitted:

1. Any residential use permitted by right in the R-3, R-4, and R-5 Districts.

2. Any commercial use permitted by right in the C-1A District, provided

That such commercial use is primarily for the service and convenience of the residents of the development as justified by a credible market analysis which is prepared by a professional appraiser and which states that the commercial use and amount of land dedicated to such use is needed, is compatible with other permitted uses, and can realistically be supported by the residents of the local area, and

that no commercial use or any structure designed for or devoted primarily to a commercial enterprise shall be permitted prior to the completion of thirty percent (30%) of the theoretical maximum number of lots and/or dwelling units, unless for cause the Board of Supervisors may require or approve a different percentage or specific number of lots and/or dwelling units, and

that all commercial uses (including appurtenant parking areas) within the P-1 district do not utilize more than fifteen percent (15%) of the gross area of the district.

3. Public roads and highways (excluding Federal Interstate highways and scenic parkways which are regulated as special uses in SU-1 Districts).

402.9-2A Uses allowed upon review by the Board of Supervisors and subject to any limitations and restrictions deemed necessary (special Exceptions): See Section 504.2 for the property administrative procedures.

1. Public or quasi-public facilities and utilities in compliance with Section 401.5 and other regulations of this Ordinance.

2. Child care facilities when conducted in the owner's residence or in conjunction with a religious facility.

402.9-3 Required Density, Lot Area, Lot Width and Yards

1. Developments within P-1 districts shall be limited to the number of residential units stipulated by the Board of Supervisors in Site Plan Review and shall not exceed the theoretical maximum number of lots and/or dwelling units which could be constructed in the basic residential district(s) on which the P-1 district is superimposed.

The theoretical maximum density for a development within a P-1 district shall be the number of lots and/or dwelling units that a conventionally-designed preliminary lot layout (of a conceptual residential development situated within the property boundaries and on the topography of the site proposed for a Planned Unit Development) would show could reasonably be constructed on the site following the lot area, lot width and yard requirements for the site's basic zoning, the requirements of this Ordinance, and the requirements of the Subdivision Ordinance.

2. Residential Lot Area, Lot Width and Yards - No minimum lot area or lot width for dwellings is required by this Ordinance in P-1 districts.

The developer shall set reasonable and uniform minimum yard requirements for the various parts or phases of the development, and should such minimum dimensions be less than that of the basic residential district(s) on which the P-1 designation is superimposed, then such yard requirements shall be approved by the Board of Supervisors at Site Plan Review. Such minimum dimensions shall not permit a dwelling or other structure to be located closer than ten (10) feet to the right-of-way or easement line of a public or private street.

3. Commercial Lot Area, Lot Width and Yards - The minimum lot area, lot width and yards for commercial structures shall be the same as those required in the C-1A district, unless for cause the Board of Supervisors may require or approve different requirements at Site Plan Review.

4. Dimensional Requirements for Public/Quasi-Public Facilities and Utilities shall comply with the dimensional requirements of Section 401.6 of this Ordinance, unless for cause the Board of Supervisors may require or approve different requirements at Site Plan Review.

402.9-4 Common Area and Open Space Requirement

1. For a development within a P-1 district, the developer shall set aside and convey,

   to the developer's successive owners of developed properties associated in a Maintenance Organization

   and/or

   to an acceptably structured and economically viable Country Club,

   at least ten percent (10%) of the gross area of the development as common area and/or open space, which areas shall be accessible subject to reasonable rules, assessments and fees to all residents of the district.

2. The developer shall set aside, improve and donate unencumbered to a Maintenance Organization as common area an amount of land and such improved facilities as are sufficient to permit and justify the operation of the Maintenance Organization as an entity functioning to fulfill its purpose(s) as provided in the covenant conditions and restrictions to which developments and parcels within the development are to be subject.

3. The amount of land to be set aside and conveyed to a Maintenance Organization, and/or to be set aside and conveyed for a Country Club, shall be substantiated by the developer to the satisfaction of the Board of Supervisors at Site Plan Review.

4. Open space may be any reasonable unit of land that causes spaciousness between groupings Lots or dwelling units. Open spaces areas may include areas that are lakes, parks, golf courses, wide medians in boulevard streets, effective buffers along streets and property boundaries, and similar land uses which provide aesthetic views and/or provide areas adequate for low-impact recreation and pedestrian movement by residents living within the district. Common areas may contain improvements and must be owned and maintained by a Maintenance Organization or Country Club. Common areas may include lands that are open space.

5. To be considered as common area or open space and meet the requirements of this

section of this Ordinance the lands set aside and conveyed as common area or open space must be adequate in size and topography to be practically used for or serve their intended purposes(s).

6. Because subdivision construction within P-1 districts is anticipated to be logically phased or staged in parts, at initial Site Plan Review, the developer shall provide to the Board of Supervisors a general description of and donation schedule for the total amount of required common area and open space. Such description and schedule shall designate which parts, if not all, of said proposed common areas and open space will be improved, if any, and thereafter when, relative to the construction of proposed parts or phases of the development, the developer shall convey to the Maintenance Organization or Country Club such common areas and open space.

7. Such schedule shall reasonably and cumulatively relate the amount of land to be set aside, the cost of common area improvements, if any, to be made by the developer, the estimated cost of maintaining such common area and open space by a Maintenance Organization or Country Club, and the number of lots and/or dwelling units anticipated to be completed at the time of such donation. Such description and schedule shall be approved by the Board of Supervisors as a part of Site Plan Review.

8. Should improvements to proposed common areas and open space not be completed in accordance with the approved donation schedule, prior to granting its approval of the record plat of a corresponding part or phase of the development, the Board of Supervisors shall require that a performance bond or other sufficient surety be posted with a disinterested Trustee who is acceptable to the Board and who is authorized and empowered to complete the proposed common area and open space improvements should the developer fail to do so within a timely manner.

402.9-5 Maintenance of Common Areas and Open Space

1. As a part of the plans and documents submitted for the Site Plan Review of a proposed development within the P-1 district, the developer shall include a draft of those covenants, conditions and restrictions to which developed lots and parcels within the development shall be subjects.

2. Such covenants, conditions and restrictions shall provide for the organization and operation of a Maintenance Organization in which each successive property owner (including successive purchasers) within the development shall be a mandatory member subject to reasonable rules, assessments and fees. Such covenants, conditions and restrictions shall also provide that any Country Club to which required common areas and/or open space is conveyed shall permit, subject to reasonable rules, assessments and fees, all residents of the development to be members.

3. The Maintenance Organization or Country Club must be responsible for liability insurance, property taxes, and the administration, operation, security, repair and maintenance of all common areas and open space areas, including any improvements thereon, owned and maintained by such organization or club.

4. The Maintenance Organization must provide for the reasonable and pro rata collection from the owners of developed lots and properties within the development of monies sufficient to pay the costs for such insurance, taxes, administration, operation, security, repair and maintenance. The collection of such monies from such owners shall be enforceable by the Maintenance Organization having the authorities to assess such

costs to such owners and to enforce the collection of unpaid assessments by placing a lien on the property of owners not paying proper assessments.

5. The legal structure of a Country Club accepting ownership and maintenance responsibility for common areas and/or open space shall provide that the owner(s) of such Club are responsible for such insurance, taxes, administration, operation, security, repair and maintenance.

6. The record plat of a part or phase of a development within a P-1 district shall not be approved by the Board of Supervisors until the covenants, conditions and restrictions for such part or phase have been approved by the County Attorney, which shall review same to ensure that such covenants, conditions and restrictions provide for the purposes and contain the authorities herein enumerated and are otherwise in substantial conformance with the draft covenants, conditions and restrictions approved by the Board of Supervisors as a part of Site plan Review.

402-9.6 Coordination with Subdivision Regulations

1. Prior to the initiation of construction, a comprehensive site plan of a proposed development within a P-1 district shall be submitted to the Board of Supervisors for Site Plan Review in accordance with Section 505.1 of this Ordinance.

2. Subdivision review under the Subdivision ordinance may be carried out simultaneously with the Site Plan Review required by this Ordinance.

3. The development plan submitted for Site Plan Review shall be submitted in a form which satisfies the requirements of the Subdivision Ordinance for preliminary plats, or in such other form (or forms) as is necessary to show the infrastructure and other important features of the development and to present generally how the developer intends to progress construction the development.

4. There shall be no substantial or material deviation from an approved Site Plan until such deviation has been approved by the Board of Supervisors.

5. The Board of Supervisors has the authority to require as a prerequisite to approval of a Site Plan for a development within a P-1 district such features, infrastructure, covenants, conditions and restrictions as the Board deems necessary to promote and preserve the health, safety, welfare and properties of the citizens of Madison County.

402.13 C1-A RESTRICTED COMMERCIAL DISTRICT

402.13-1 General Description - The purpose of this district is to provide relatively quiet, attractive, and spacious areas for the development of restricted commercial uses that do not generate substantial volumes of vehicular traffic (i.e., generally, not more than approximately 426 average daily trips per gross acre of land according to the National Cooperative Highway Research Program Report #187 or the latest edition of the Institute of Transportation Engineers manual entitled Trip Generation). This district is intended to encourage high quality office park development and to serve as a transition zone between low density residential uses (single-family detached dwellings) and higher intensity uses (such as those first permitted under the C-2 General Commercial zone). These districts are appropriate for the fringes of retail zones.

402.13-2 Uses Permitted - The following uses are allowed in C-1A district:

1. Business and professional offices of all types.

2. Office showroom facilities in which at least 50% of the tenantable area is outfitted as office and in which all loading facilities are at the rate of buildings and completely screened from view of public streets and any adjacent residential property.

3. Personal service establishments such as hair styling shops and photographic portrait studios.

4. Instructional services such as studios for the teaching of fine arts, photography, music, drama and dance; business and stenographic schools; barber and beauty schools; and similar facilities.

5. Business-related retail and service establishments not to exceed 25% of the leasable area of any office building or not to exceed 10,000 square feet if freestanding. Permitted uses include, but are not limited to, office supply stores, office equipment dealers, telecommunication equipment sales and service companies, computer stores and services, blueprint and copy services, drafting supply and equipment dealers, private employment agencies, travel agencies, quick print shops not over 3,000 square feet in size, emergency clinics, postal and shipping services, day care facilities, and totally enclosed health club facilities.

6. Restaurants, cafeterias, delicatessens, coffee shops and carry out food establishments if located within an office building.

7. Educational and technical training facilities of all types except for those which require outdoor space and/or industrial type structures or those that involve trucking or similarly sized equipment; included are conference center facilities.

8. Privately-owned and operated libraries, museums, galleries and similar facilities. (NOTE: Public or quasi-public facilities of this nature are permitted in ANY district as special exceptions).

9. Residential facilities (e.g., care-taker residences) and ancillary uses commonly associated with any permitted use.

10. Public roads and highways (excluding Federal Interstate highways and scenic parkways, which are regulated as special uses in SU-1 districts).

402.13-3 Uses Allowed Upon Review by the Board of Supervisors and Subject to Any Limitations and Restrictions Deemed Necessary (Special Exceptions). See Section 504.2 for the proper administrative procedure.

1. Public/quasi-public facilities and utilities subject to the provisions of Section 401.5.

2. Commercial sports and recreational facilities such as swimming pools, tennis courts, and fully-enclosed facilities such as gymnasiums.

3. Hotels and motels and related restaurants and convention facilities.

4. Patio homes as defined by this Ordinance, provided that these residential uses shall be

setback at least 500 feet from any Federal-Aid Interstate highway and 100 feet from the right-of-way line of any principal arterial or minor arterial street as functionally classified by the adopted Thoroughfares Plan for Madison County; or provided that noise mitigation measures such as berms shall be installed by the developers of patio homes as recommended by applicable Federal Highway Administration standards. When permitted as special exceptions in C-1A districts,patio homes shall be constructed in accordance with ALL R-5 (Patio Home District) regulations of this Ordinance.

402.13-4 Building Heights - No structure shall exceed thirty-five (35) feet or three stories in height.

402.13-5 Required Lot Area and Lot Width - No minimum lot area or lot width is required.

402.13-6 Maximum Buildable Area - The aggregate square footage of all buildings shall not exceed fifty percent (50%) of the gross lot area.

402.13-7 Minimum Yards

1. Front yards - The front yard building setback line shall be a minimum of thirty-five (35) feet from any existing or proposed (on the adopted Land Use/-Thoroughfares Plan) right-of-way line of any road or highway.

2. side and rear yards - When a proposed use on a C-1A lot should adjoin another lot zoned for any commercial or industrial usage, side and rear yards of 20 feet shall be required.

   When a proposed use on a C-1A lot would adjoin a residential district or an existing residential use, side and rear yards of 50 feet shall be required. Such space shall not be occupied by any building or accessory structure and shall be maintained as landscaped open area.

402.13-8 Minimum Landscaped Setback When Adjoining the Old Agency Road Corridor Preservation (OARC) District - When any use permitted outright or as a special exception would abut the Old Agency Road Corridor (OARC) Preservation District, a landscaped open area of at least 75 feet shall be provided by the developers of any such use.

402.13-9 Minimum Space between Buildings on the Same Lot - No principal building or accessory building shall be constructed nearer than twenty (20) feet to any other principal building or accessory building.

402.13-10 Off-Street Parking Requirements - See Section 403 pertaining to off-street parking.

402.13-11 Signs and Outdoor Advertising - See Section 404 pertaining to signs and outdoor advertising.

As mentioned in the Planned Unit Development general description, this zoning classification is far superior to a typical residential zoning classification given the flexibility as well as the ability to generate commercial development. This makes the property far more valuable than a typical R-2 zoned property in Madison County.

Encroachments, and Easements

The appraisers do not know of any platted easements or encroachments that would enhance or be a detriment to the overall value of the subject property other than necessary utility easements. However, the appraiser has not conducted an in-depth review of the abstract of the subject property and the above information should be verified by competent legal authority.

Taxes and Assessment Data

The Mississippi State Tax Commission provides for taxing commercial real estate at 15% of the appraised market value, with the County Tax Assessor having the responsibility for the appraisal process. Reassessment of real estate is required every four years with annual maintenance of the tax rolls for newly improved properties. As previously mentioned, the subject property was recently surveyed and extracted out of a larger parcel. Review of the tax records in the Madison County Tax Collector's Office revealed that the master tract that the subject property was partitioned out of carries several parcel numbers. These parcel numbers are:

Parcel Number	Acres
083E-21-004	79
083D-20-001/01	546

The subject property land will have to be reassessed once the subject property is purchased and mapped out on the Madison County Tax Assessor's Roll.

Environmental Hazards

The subject property is presently a vacant 402± acre parcel of land located along Yandell Road in Madison County, Mississippi. There were no hazardous substances detected by the appraiser. However, the existence of hazardous materials, which may or may not be present on the subject property, was not observed by the appraiser. My routine inspection of the subject and nearby area revealed no apparent unusual adverse conditions, but no responsibility is accepted for discovered or evaluating subsoil, hidden, or unusual conditions. The land appears to be adequately drained with no known poor soil conditions. It should be emphasized at this time that the appraisers are not experts in determining the presence or absence of hazardous substances, defined as all hazardous or toxic materials, waste, pollutants, or contaminations, including but not limited to, asbestos, PCB, UFFI, or other raw materials or chemicals used in construction or otherwise present on the property. The appraisers assume no responsibility for studies or analyses which would be required to conclude the presence or absence of such substances or loss as a result of the presence of such substances. The client is urged to retain an expert in this field, if desired. ***This market valuation assumes that the subject site has no environmental contamination.***


35.5 ACRES +/-
12.5 ACRES +/-
300
290
280
270
260

Topographical Map

Real Estate Appraisers, Inc.

A Professional Appraiser & Consultant Group

File: 32051

Description of Improvements

The subject property is rolling agricultural land east of Deerfield subdivision. Currently, other than natural farm turn roads there are no improvements located on the subject property and this appraisal addresses the land only.

Highest and Best Use

Highest and best use is defined as:

"The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability."[10]

In estimating highest and best use, the subject property is analyzed on the basis of its

(1) Highest and best use of land or site as though vacant: the use of a property based on the assumption that a parcel of land is vacant or can be made vacant through demolition of any improvements.

(2) Highest and best use of property as improved: the use that should be made of a property as it exists.[11]

Basically, there are four elements to consider in a highest and best use analysis:

(1) Possible Use. What uses of the site in question are physically possible?

(2) Permissible Legal Use. What uses of the site are permitted by zoning and deed restrictions?

(3) Feasible Use. Which possible and permissible uses will produce a net return to the owner of the site?

(4) Highest and Best Use. Among the feasible uses, which use will produce the highest net return or the highest present worth?

The highest and best use of the land (or site) as if vacant and available for any use may be different from the highest and best use of the improved property. This is

---

[10] Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 305).

[11] Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 307).

true when the improvement is not an appropriate use, but it makes a contribution to the total property value in excess of the value of the site.

The following tests must be met for a use to be considered the highest and best use: The use must be legal and probable, not speculative or conjectural. There must be a profitable demand for such use and it must return to the land the highest net return for the longest period of time.

Highest and Best Use of a Vacant Tract

Permissible Use:

An investigation was conducted in order to determine the zoning that currently encumbers the subject property. As previously mentioned in the subject property history and the zoning section of the Site Data of this report, the subject property is zoned R-2 with a Planned Unit Development overlay. The R-2 zoning classification allows a density of 4 residential houses per acre. The Planned Unit Development overlay allows any number of possible scenarios in terms of density and commercial development that could be implemented to service the local residential area. The Planned Unit Development in conjunction with R-2 residential allows a myriad of possible development scenarios and establishes a great deal of flexibility.

Possible Use:

Physical characteristics such as location, size, topography, soil conditions, drainage, and access can limit or enhance utilization. The subject property is 427± acres along the north side of Yandell Road. Its location, size and access, point to several possible uses including agricultural, recreational hunting or residential subdivision.

Feasible & Highest and Best Use:

As previously mentioned, the subject property is located adjacent to the Deerfield subdivision. It is actually part of the master tract that encompassed Deerfield. The property's zoning classification along with the current trends in the subject property's neighborhood rule out in our opinion recreational hunting or agricultural farming. Because of the Planned Unit Development overlay, market demand, its proximity to Deerfield subdivision, and the local land pattern uses, it is our opinion that the subject property could not possibly generate a higher net return to the land if it were developed into any other use other than some type of residential development. Possible residential development that the subject property could be developed into include golf course and other recreational sports. The zoning classification, size, access and location point to one clear cut feasible use. The exact and precise development project will be left up to those who develop the property in the future.

Therefore, the highest and best use of the subject property, in our opinion, is residential development with possible compatible commercial development.

The Appraisal Process

The appraisal process is the orderly program in which the data used to estimate the value of the subject property are acquired, classified, analyzed, and presented. The first step (which has been presented in the preceding sections) is defining the appraisal problem - i.e., identification of the real estate, the effective date of the value estimate, the property rights being appraised, and the type of value sought.

Next, the appraiser collects information and studies the factors that affect the market value of the subject property, including analysis of the area and neighborhood, site and improvements, and highest and best use. Once this has been accomplished, the appropriate methods are applied to estimate the property's market value. Appraisers generally use three approaches to value: the **Sales Comparison Approach** (also known as the Market Data Approach), the **Cost Approach**, and the **Income Approach**.

The **Sales Comparison Approach** is used to estimate the value of the land as if vacant and/or the whole property as improved. The appraisers gather data on sales of comparable properties and analyzes the nature and condition of each sale, making logical adjustments for dissimilar characteristics. Typically, a common denominator is found. For land value, this is usually either a price per square foot, front foot, or acre; for improved properties, the common denominator may be a price per square foot, price per unit, or a gross rent multiplier. The Sales Comparison Approach gives a good indication of value when sales of similar properties are available.

The second approach available to the appraisers is the **Cost Approach** to value. Accrued depreciation is deducted from the cost new of the improvements, and this is added to the land value. The resultant figure indicates the value of the whole property. Generally, the land value is obtained through the Sales Comparison Approach. Reproduction cost new of the improvements is estimated on the basis of current prices for the component parts of the building less depreciation, computed after analyzing the disadvantages or deficiencies of the existing building as compared to a new building.

The **Income Approach** is predicated on the assumption that there is a definite relationship between the amount of income a property will earn and its value. This approach is based on the principle that value is created by the expectation of benefits derived in the future. The anticipated annual net income of the subject property is processed to produce an indication of value. Net income is the income generated before payment of any debt service. The process of converting it into value is called capitalization, which involves dividing the net income by a capitalization rate. Factors such as risk, time, interest on the capital investment, and recapture of the depreciating asset are considered in the rate. The appropriateness of this rate is critical, and there are a number of techniques by which it may be developed.

A final step in the appraisal process is the **Reconciliation**, or correlation, of the value indications. In the reconciliation the appraisers consider the relative applicability of each of the three approaches used, examines the range between the value indications, and places major emphasis on the approach that appears to produce the most reliable solution to the specific appraisal problem. The purpose of the appraisal, the type of property, and the adequacy and reliability of the data are analyzed; these considerations influence the weight given to each of the approaches to value. In analyzing the three approaches to value, it can be readily observed that most of the information pertaining to the market value of the subject property must be derived from the marketplace because the appraiser anticipates the actions of buyers and sellers in the market.

In this instance, the Cost Approach and Income Capitalization Approaches are eliminated because the subject property is unimproved, raw land which is not income producing.

Sales Comparison Approach

The Sales Comparison Approach, also known as the Market Data Approach, is traditionally an appraisal procedure in which the market value estimate is predicated upon prices paid in actual market transactions and current listings, the former fixing the lower limit of value in a static or advancing market (price wise) and fixing the higher limit of value in a declining market; the latter fixing the higher limit in any market. It is a process of analyzing sales of similar recently sold properties in order to derive an indication of the most probable sale price of the property being appraised. The reliability of this technique is dependent upon (a) the availability of comparable sales data, (b) the verification of the sales data, (c) the degree of comparability or extent of adjustment necessary for time differences, and (d) the absence of non-typical conditions affecting the sales price.

This analysis is based upon the principle of substitution, a valuation principle that states that a prudent purchaser would pay no more for real property than the cost of acquiring an equally desirable substitute on the open market. The principle of substitution presumes that the purchaser will consider the alternatives available, that he will act rationally or prudently on the basis of the information about those alternatives, and that reasonable time is available for the decision. Substitution may assume the form of the purchase of an existing property, with the same utility, or of acquiring an investment which will produce an income stream of the same size with the same risk as that involved in the property in question.[12]

---

[12]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 418).

In applying the Sales Comparison Approach, an appraiser follows a systematic procedure. The appraiser must always compare like with like. That is, the appraiser must adjust each comparable to the subject property to impute an indicated value to the subject property. The steps of the procedure are as follows:

1) Research the market to obtain information about transactions, listings, and other offerings of properties similar to the subject property.

2) Verify the information by considering whether the data obtained are factually accurate and if the transactions reflect "arm's length" market considerations. An appraiser verifies information by consulting a knowledgeable source, usually one of the participants in the transaction.

3) Determine relevant units of comparison (e.g., acre, square foot, multiplier), and develop a comparative analysis for each unit.

4) Compare the subject and comparable sales according to the elements of comparison and adjust the sale price of each comparable as appropriate or eliminate the property as a comparable.

5) Reconcile the multiple value indications that result from the comparable into a single value indication.[13]

In addition to Sales Comparison Approach, there are five other procedures available to the appraiser for estimating land value. All six procedures are derived from the three basic approaches to value. Sales comparison and income capitalization can be directly applied to land valuation. Allocation and extraction procedures reflect the influence of the sales comparison and cost approaches; the land residual technique is based on the income capitalization and cost approaches. Subdivision development draws on elements of all three approaches.:

---

[13]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition*, (Chicago: appraisal Institute, 2001, p. 401-402).

1) Allocation Procedure
This procedure is based on the typical ratio of land to improvement value for specific categories of real estate in specific locations. When the improvements are recent, the ratio is more dependable; as improvements age, the ratio of land value to total value increases. Allocation is less conclusive than other procedures, but it is useful when data on comparable transactions are not available.[14]

2) Extraction
Extraction is a variant on the allocation method in which land value is extracted from the sale price of an improved property by deducting the contribution of the improvements, which is estimated from their depreciated costs. The remaining value represents the value of the land which can be used for comparison with the subject property. Extraction is used to estimate the land value of improved properties in rural areas and in situations in which the building contributes little to total property value.[15]

3) Subdivision Development
This procedure is used to value land when subdivision and development represents the highest and best use of the land being appraised and sales data on finished lots are available. The appraiser begins by determining the number and size of lots that can be physically, legally, and economically be created from the parcel of land. Then finished lots are analyzed to estimate the likely sale price, development period, and absorption rate for the projected lots. From the anticipated gross sale price, the appraiser deducts all direct and indirect costs and an entrepreneurial profit. The net sales proceeds are discounted to present value with a market-derived-yield rate for the period required for project development and market absorption. The resulting value indication should be compared with prices being paid for similar parcels of raw land that have subdivision and development as their highest and best use.[16]

4) Land Residual Procedure
This procedure is used when sales data on similar parcels of vacant land are not available. To apply this procedure, known or estimable building value, known or estimable property NOI, and market-extracted building and land capitalization rates are needed. The appraiser determines what actual or hypothetical improvements represent the highest and best use of the site and the stabilized annual NOI to the property is estimated. The portion of the NOI attributable to the building is

---

[14]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 337).

[15]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 339).

[16]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 343).

deducted from total NOI and the remainder, the "residual" income to the land, is capitalized at a market-derived rate to provide an estimate of land value.[17]

5) Ground Rent Capitalization
This procedure is used to value land when the ground rent corresponds to the value of the landowner's interest in the property. Market-derived capitalization rates are used to convert ground rent into and indication of the market value of the land. This procedure is used when comparable sales of leased land indicate a range of rents and capitalization rates.[18]

The most effective approach to valuation is by comparison with known sales of similar properties, provided sufficient sales data is available. A search of the records in the Chancery Clerk's office located in the county courthouses and consultation with other appraisers, realtors, and developers were necessary to obtain information with regard to comparable sales in the area of subject property for the past several years. From this information, numerous sales of vacant land were examined and found to be pertinent to this report.

Mississippi is governed by a combination of Common and Civil Law wherein real estate documents are recorded with the Clerk of Court at the County courthouse under the Public Records Doctrine. In effect, it holds one important truth with regard to real estate transactions. It is that public recordation of sales transactions is sufficient proof of the recorded owner being in effect the legal owner of any given property as far as third parties are concerned. For example: If owner A sells a certain piece of property to buyer B and does not record his purchase, seller A could sell the

---

[17]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 341).

[18]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 342).

same piece property to buyer C, who upon recording his sales document prior to buyer B, would become in effect the legal owner of the property. In almost all cases of recorded sales documents with regard to real estate, the amount stated in the sales document is not the actual and true price paid for the property. Rather, it is commonly stated to be $10 and other considerations. For these reasons and additionally supported by confirming each of the transactions used in this report with either the buyer, seller, or broker involved (especially regarding the amount of actual consideration), it is the appraisers' opinion that the recorded sales documents can be used with reliability.

In this appraisal problem, the land value, as if vacant and available to be put to its highest and best use will be derived using the Sales Comparison Approach.

Sales Comparison Approach

Land Sales

Sale No. 1

LOCATION:	West end of Chantilly Drive, in Section 10, Township 7 North, Range 2 East, Madison County, Mississippi
GRANTOR:	Jobe W. Curtis, Jr.
GRANTEE:	H & H Properties of MS, LLC
DATE OF SALE:	April 26, 2002
SALES PRICE:	$409,020
UNIT PRICE:	$17,000 per acre
SIZE:	24.06 ± Acres
ZONING:	Residential Estate Lots
UTILITIES:	None Available
COMMENTS:	Undeveloped land. Developer had to put in all utilities.

Sales Comparison Approach

Land Sales

Sale No. 2

LOCATION:	West side of Clarkdell Road, Madison County, Mississippi
GRANTOR:	Dolan Self, et al
GRANTEE:	R. A. Brown et al
DATE OF SALE:	September 2001 and January 2002
SALES PRICE:	$755,000*
UNIT PRICE:	$15,535 per acre
SIZE:	48.6± Acres
ZONING:	R-1 (Madison County)
UTILITIES:	Community and public available
COMMENTS:	*Total sales price was $1,200,000 with two single family homes valued at $445,000. Purchased for future residential development. Purchaser was developer of adjoining Twin Cedars Subdivision.

Sales Comparison Approach

Land Sales

Sale No. 3

LOCATION:	One half (1/2) miles West of the intersection of Old Canton Road and Yandell Road, in Section 25, Township 8 North, Range 2 East, Madison County, Mississippi
GRANTOR:	Rosemary Shottis
GRANTEE:	Hugo Newcomb
DATE OF SALE:	October, 2001
SALES PRICE:	$1,423,800
UNIT PRICE:	$11,300 per acre
SIZE:	126± Acres
ZONING:	Residential (Madison County)
UTILITIES:	Community and public available
COMMENTS:	Undeveloped land.

Sales Comparison Approach

Land Sales

Sale No. 4

LOCATION:	Northeast quadrant of Rice Road and Natchez Trace, Madison County, Mississippi
GRANTOR:	Ann Wright Garrison, et al
GRANTEE:	Rice Road LLC
DATE OF SALE:	April 1, 2000
SALES PRICE:	$1,880,000
UNIT PRICE:	$21,507 per acre
SIZE:	87.412± Acres
ZONING:	R-1, Single Family Residential
UTILITIES:	all public utilities available to the site
COMMENTS:	The first phase of this subdivision (Wright's Mill Subdivision) is active with a second phase nearing it construction stage.

Sales Comparison Approach

Land Sales

Sale No. 5

LOCATION:	Corner Sunnybrook Drive and Locust Lane, Madison County, Mississippi
GRANTOR:	Sunnybrook Properties, LLC
GRANTEE:	Ashton Park, LLC
DATE OF SALE:	September, 2000
SALES PRICE:	$797,037
UNIT PRICE:	$18,580 per acre
SIZE:	42.897 ± Acres
ZONING:	R-2, (City of Madison)
UTILITIES:	Community and public utilities available
COMMENTS:	Purchased under two tracts. Part of site was zoned commercial. Developed as Ashton Park Subdivision.

Sales Comparison Approach

Land Sales

Sale No. 6

LOCATION:	Rear section Cross Creek Subdivision, Madison County, Mississippi
GRANTOR:	H.P. Properties
GRANTEE:	Cross Creek Development, LLC
DATE OF SALE:	October 1999
SALES PRICE:	$510,000
UNIT PRICE:	$17,000 per acre
SIZE:	30± Acres
ZONING:	R-2 (Madison County)
UTILITIES:	City and public available
COMMENTS:	This tract was purchased to extend Cross Creek Subdivision

Sales Comparison Approach

Land Sales

Sale No. 7

LOCATION:	West 1/2 of Southwest 1/4, Section 29, Township 7 North, Range 2 East on South side Rice Road, Ridgeland, Madison County, Mississippi
GRANTOR:	W. W. Bailey
GRANTEE:	Mark Jordan
DATE OF SALE:	April, 1997
SALES PRICE:	$322,650
UNIT PRICE:	$22,500 per acre
SIZE:	14.34± Acres
ZONING:	R-3A
UTILITIES:	All available
COMMENTS:	Location of Muirwood Subdivision. A portion of this property adjoins Colonial Grand at the Natchez Trace Apartments.

Sales Comparison Approach

Land Sales

Sale No. 8

LOCATION:	Part of Sections 22 and 23, Township 7 North, Range 1 East, on Richardson Road, Madison County, Mississippi
GRANTOR:	Lewis L. Patterson, III
GRANTEE:	L.T.D. Gideon
DATE OF SALE:	December, 1994
SALES PRICE:	$1,560,000
UNIT PRICE:	$13,000 per acre
SIZE:	120± Acres
ZONING:	Residential
UTILITIES:	All public utilities available to the site
COMMENTS:	This sale was confirmed by Gideon, the grantee. The site is now improved with the residential development known as Bridgewater.

Sales Comparison Approach

Land Sales

Sale No. 9

LOCATION:	East 1/2 of Section 26 and South 1/2 of Section 23, Township 7 North, Range 1 East, now known as Dinsmor Subdivision on Old Agency Road, Madison County, Mississippi
GRANTOR:	Madison Land Company
GRANTEE:	Natchez Trace Partners, Inc.
DATE OF SALE:	January 14, 1988
SALES PRICE:	$3,546,600
UNIT PRICE:	$10,000 per acre
SIZE:	354.66± Acres
ZONING:	Residential
UTILITIES:	Public utilities available
COMMENTS:	This sale was confirmed by the Grantee. The site was purchased for the development of the Dinsmor residential subdivision.

Land Sales Analysis

The appraisers utilized nine comparable sales. These sales were considered the best residential land sale comparables in the subject property's area. Where applicable these sales were adjusted for differences in market condition, location, size, zoning, topography and any extraordinary motivational factors. The sales data is summarized in the grid below:

Land Sales Summary Grid

Sale No.	Subject	1	2	3	4	5
Property Rights	Fee Simple	Fee Simple	Fee Simple	Fee Simple	Fee Simple	Fee Simple
Financing	Cash Equiv	Cash Equiv	Cash Equiv	Cash Equiv	Cash Equiv	Cash Equiv
Condition of Sale	Arms Length	Arms Length	Arms Length	Arms Length	Arms Length	Arms Length
Location	Madison Co., MS	Madison Co., MS	Madison Co., MS	Madison Co., MS	Madison Co., MS	Madison Co., MS
Date of Sale	Current	04/02	09/01 & 01/02	10/01	04/00	09/00
Size	402 ± Ac	24.06 ± Ac	48.6 ± Ac	126 ± Ac	87.412 ± Ac	42.897 ± Ac
Price Per Acre		$17,000	$15,535	$11,300	$21,507	$18,580

Land Sales Summary Grid, continued

Sale No.	Subject	6	7	8	9
Property Rights	Fee Simple	Fee Simple	Fee Simple	Fee Simple	Fee Simple
Financing	Cash Equiv	Cash Equiv	Cash Equiv	Cash Equiv	Cash Equiv
Condition of Sale	Arms Length	Arms Length	Arms Length	Arms Length	Arms Length
Location	Madison Co., MS	Madison Co., MS	Madison Co., MS	Madison Co., MS	Madison Co., MS
Date of Sale	Current	10/99	04/97	12/94	01/88
Size	402 ± Ac	30 ± Ac	14.34 ± Ac	120 ± Ac	354.66 ± Ac
Price Acre		$17,000	$22,500	$13,000	$10,000

Residential tracts are some of the more actively bought and sold tracts of land in this area of Madison County. Especially at this time when it appears that much of the population of the Jackson Metropolitan area appears to be gravitating north to Madison or east into areas of Rankin County. In addition, the establishment of the new Nissan plant as well as those industries which support the Nissan facility affect the overall market. All nine comparable sales were transferred for residential subdivision development. Most were purchased for future phases of the existing subdivisions.

The value of the subject property is bracketed by a low of $11,300 per acre to a high of $22,500 per acre. The first element of comparison is that of market conditions. We felt that sales that were pre-Nissan and those sales that occurred 2000 and back would require a positive market conditions adjustment. Adjustments ranged anywhere from 5% to 15%. Land prices have been steadily increasing especially since 1998. Sales L-8 and L-9 required significant market conditions adjustment in our opinion because of their age.

The next element of comparison is that of location. All of the comparables are located within Madison County and as previously mentioned most were purchased either for initial construction or additional phases for existing subdivisions. Location adjustments are difficult to ascertain for each location offers both positive and negative factors. Given the fact that most of the comparables are located on the East side of the interstate as is the subject property, we did not apply any specific location adjustments to these sales. However, the Yandell Road location is one of the more active residential areas at this time.

The next element of comparison is that of size. Unfortunately, this is another difficult factor to estimate. We do know that larger sites will sell for less per acre than smaller sites. This ties into developments and absorption. The reason why most of these sites were smaller, again, is because they were purchased for expansion of existing subdivision and this was all the land available at the time. We believe a negative 15% adjustment across the board to the comparable sales is reasonable given their smaller size compared to the subject.

The final element of comparison, in our opinion, is that of zoning factors. As previously mentioned the subject property is zoned R-2 (Residential) like most of the comparables. The residential zoning classification is typical for these type sales given their highest and best use and utilization after the sale. However, the subject property also has a Planned Unit Development overlay which does greatly enhance, in our opinion, the property due to the additional freedom and flexibility for development. Developers will have the freedom to develop this property to various densities and possibly mix in some recreational and commercial uses which will enhance the value of the area.

Therefore, in conclusion, after taking each sale into consideration and comparing it to the subject property, we felt that the overall value of the subject property per acre is approximately $13,500. Thus,

402± acres @ $13,500/acre = $5,427,000

Rounded to $5,430,000

Marketing and Exposure Time

Marketing and exposure time for raw residential tracts are difficult to estimate. Typically large residential tracts don't sell until a need arises. This occurs when an area grows in a certain direction causing larger tracts to be purchased and subdivided into subdivisions. A market has obviously been demonstrated in the subject property's neighborhood. Talking to brokers and investors and CCIMs whose advice we trust, it is our opinion based on the market evidence that the marketing and exposure time for this tract, given the current site preparation and improvements, would be 12 months or less.

Cost Approach

The Cost Approach to value is based on the principle that a prudent purchaser would not pay more for a property than the cost to reproduce it, provided that it could be accomplished without costly delay. This approach involves estimating the value of the subject site as if it were vacant and available to be put to its highest and best use. To that is added the value of the present worth of the improvements, which is based on the current cost of reproducing the improvements, less any accrued depreciation.

The purpose of this appraisal problem is to value the land for its highest and best use as if vacant. Therefore, the Cost Approach to value, which provides an indication of the cost to reproduce or replace the existing improvements in their present condition, is not applicable to this appraisal problem.

Income Capitalization Approach

The Income Capitalization Approach is one of the three traditional approaches used in the valuation process. "Income-producing property is typically purchased as an investment, and from the investor's point of view earning power is the critical element affecting property value. One investment premise is that the higher the earnings, the higher the value. An investor who purchases income-producing real estate is essentially trading present dollars for the right to receive future dollars. The Income Capitalization Approach to value consists of methods, techniques, and mathematical benefits (i.e. usually the monetary benefits of income and reversion) and convert these benefits into an indication of present value."[19]

This method could be used to value the property if the property were being leased and if there was incoming cash flow. There is no evidence that a potential lease could occur. Therefore, the Income Capitalization Approach is not applicable in this case because of the absence of income potential.

---

[19]Appraisal Institute, *The Appraisal of Real Estate, 12th Edition* (Chicago: Appraisal Institute, 2002, p. 471).

Reconciliation and Final Value Estimate

The appraisers utilized sales of vacant tracts of land purchased for the development of residential subdivisions. These sales ranged in value from $11,300 to $22,500. Our analysis of the nine sales indicated a conclusion of $13,500 per acre.

Therefore, the overall estimated value of the subject property as indicated is:

FIVE MILLION FOUR HUNDRED THIRTY THOUSAND DOLLARS

$5,430,000

Appraiser's Certification

I certify that, to the best of my knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3. I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

4. I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. My engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. My analyses, opinions, and conclusions were developed,a nd this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

8. I have made a personal inspection of the property that is the subject of this report.

9. No one provided significant professional assistance to the person signing this report.

10. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. As of the date of this report, I, Curtis A. Gentry, IV, have completed the requirements of the continuing education program of the Appraisal Institute.

11. In compliance with the Competency Provision of the USPAP, I hereby certify that I have the experience and knowledge to adequately complete this appraisal assignment completely, without the assistance of others unless otherwise noted.

Curtis A. Gentry, IV, MAI
MS Certified General Real Estate Appraiser, No. GA-472

Market Value: $5,430,000
As Of: May 22, 2002

Appraiser's Certification

I certify that, to the best of my knowledge and belief:

1. The statements of fact contained in this report are true and correct.

2. The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3. I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

4. I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5. My engagement in this assignment was not contingent upon developing or reporting predetermined results.

6. My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7. My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

8. I have made a personal inspection of the property that is the subject of this report.

9. No one provided significant professional assistance to the person signing this report.

10. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. As of the date of this report, I James C. Hamilton, Jr., have completed the requirements of the continuing education program of the Appraisal Institute.

11. In compliance with the Competency Provision of the USPAP, I hereby certify that I have the experience and knowledge to adequately complete this appraisal assignment completely, without the assistance of others unless otherwise noted.

James C. Hamilton, Jr., MAI
MS Certified General Real Estate Appraiser, No. GA-22
LA Certified General Real Estate Appraiser, No. 0422
TN Certified General Real Estate Appraiser, No. 8682 id 00002766

As of: May 22, 2002
Market Value: $5,430,000

Assumptions and Limiting Conditions

This appraisal report has been made with the following assumptions and limiting conditions:

1. This is a summary narrative report, including one approach to value, which is intended to comply with the reporting requirements of Standards Rule 2-2(b) of the USPAP.

2. No responsibility is assumed for the legal description or for matters including legal or title consideration. Title to the property is assumed to be good and marketable unless otherwise stated.

3. The property is appraised free and clear of any and all liens or encumbrances unless otherwise stated.

4. Responsible ownership and competent property management are assumed.

5. The information furnished by others is believed to be reliable. No warranty, however, is given for its accuracy.

6. All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

7. It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

8. It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

9. It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in the appraisal report.

10. It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state or national government or private entity or organization have been,or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11. It is assumed that the utilization of the land and improvements is within the

boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12. The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

13. The appraisers herein, by reason of this appraisal, are not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14. Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraisers, and in any event only with proper written qualification and only in its entirety.

15. Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraisers, or the firm with which the appraisers are connected) shall be disseminated to the public through advertising, public relations, new, sales, or other media without the prior written consent and approval of the appraisers.

16. The existence of hazardous materials, which may or may not be present on the subject property, was not observed by the appraisers. The appraisers have no knowledge of the existence of such materials on or in the subject property. However, the appraisers are not qualified to detect such substances and the presence of potential hazardous materials may affect the value of the property. This value estimate contained within this report is predicated on the assumption that no such hazardous materials are present on or in the property. No responsibility is assumed for any such conditions or for any expertise or any knowledge required to discover these items. This should be accomplished by an expert in the field and is a condition of this appraisal report.

17. The appraisers are not liable under any circumstances for any compensation above the appraisals agreed upon fee.

That the appraiser has personally inspected the subject property and finds no obvious evidence of structural deficiencies, except as stated in this report; however, no responsibility for hidden defects or conformity to specific governmental requirements, such as the Americans with Disabilities Act (ADA) or fire, building and safety, earthquake, or occupancy codes, etc., can be assumed without provision of specific professional or governmental inspections.

Qualifications of Curtis A. Gentry, IV

Real Estate Appraisers, Inc.

PROFESSIONAL EXPERIENCE:

Independent fee appraiser specializing in commercial property valuation assignments (June 1994 to Present), Real Estate Appraisers, Inc., 6101 Ridgewood Road, Suite H, Jackson, MS 39211

Member of the Appraisal Institute, 875 North Michigan Avenue, Suite 2400, Chicago, Illinois

Awarded License as a Certified General Real Estate Appraiser, State of Mississippi, June 30, 1996, License No. GA-472

Candidate Certified Commercial Investment Member (CCIM), 430 N. Michigan, 8th Floor, Chicago, Illinois, as of May, 2002

EDUCATIONAL BACKGROUND

Received MAI designation from the Appraisal Institute, April 26, 2001, Member Number 11706.

Successfully completed the following Appraisal Institute courses & exams:

310: Basic Income Capitalization

410: Uniform Standards of Professional Appraisal Practice (Part A)

420: Code of Professional Ethics (Part B)

430: Standards of Professional Practice (Part C)

510: Advanced Income Capitalization

520: Highest & Best Use and Market Analysis

530: Advanced Sales Comparison and Cost Approach

540: Report Writing

550: Advanced Applications

Received Masters of Business Administration, University of Mississippi, May, 1994
Emphasis: Finance
Supplemental courses: completed all core classes equivalent to a degree in banking & a degree in real estate in conjunction with MBA

Received Bachelor of Science Commercial Tourism, University of Florida, May, 1991
Emphasis: Resort management
Minor: Business administration

CLIENTS:

Department of Housing & Urban Development
Hill City Oil Company, Inc.
International Paper Company
May & Campbell Land Company
Morrison & Son
Swinging Bridge Development
Vicksburg LP Gas
Magnolia Manor Management
Midland Loan Service
GE Capital
New Court Financial
Community Bank
Northern Trust Company
BankPlus
R. J. Steichen & Company Investment Securities
Copiah Bank
State of Mississippi Consolidated Farm Service Agency
Waring Oil Company, Inc.
ComWorld Trust, LLC
Alliance Gaming
U.S. Dept. of Wildlife & Fisheries
MS Regional Housing Authority
Union Planters Bank
BanCorpSouth
GMAC
Halley Oil
Postal Service
Trustmark National Bank
Valley Bank
Hancock Bank
Consumers National Bank

TYPES OF PROPERTY APPRAISED:

Apartment Developments
Hotels and Motels
Industrial Warehouses
Office Buildings
Convenience Stores/Fuel Distribution Facilities
Retail Stores
Sit Down Restaurants
Nursing Homes
Congregate Care Facilities
Retail Strip Centers
Farm Land
Commercial - Industrial Land
Retirement Homes
Day Care Centers
Churches
Casino Land
Recreation Land
Fastfood Restaurants
Museums
Golf Courses
Auto Dealerships

Qualifications of James C. Hamilton, Jr.

PROFESSIONAL EXPERIENCE

Commercial Real Estate Appraiser and Consultant, Real Estate Appraisers, Inc. (1998-present).

President and Chief Executive Officer of Real Estate Appraisers, Inc., P. O. Box 820009, Vicksburg, Mississippi 39182 and 6101 Ridgewood Road, Jackson, Mississippi, 39211 (1993-1998)

Employing Broker of First Realty, Inc., 3115-B Halls Ferry Road, (P. O. Box 820009) Vicksburg, MS. 39182 (June, 1995-present)

Employing Broker of First Realty, Inc., 13 Northtown Drive, Ste 100, Jackson, Mississippi 39211 (1995-1998)

President and General Manager of Hamilton Appraisal Service, Inc., Vicksburg, Mississippi (1983-1992)

President and Employing Broker of Century 21 Deep South Real Estate, Inc., Vicksburg, Mississippi (1983-1984)

Employing Broker of Deep South Real Estate, Inc., Vicksburg, Mississippi (1980-1983)

Sales Manager and Supervisor of Land Development with the firm of Johnny Jabour, Realtor, Vicksburg, Mississippi (1977-1980)

Organized Vicksburg-Warren Savings and Loan and served as President and Chairman of the Board (1969-1974)

Independent Fee Appraiser (1967-1983)

Owner and General Manager of a construction company specializing in residential, commercial, industrial construction and land development (1962-1977)

Completed appraisal assignments in Mississippi, Alabama, Tennessee, Louisiana, Florida and Texas.

EDUCATIONAL BACKGROUND

Awarded License as a Real Estate Broker, State of Mississippi, (License No. 1946), 1967

Awarded License as a State Certified General Real Estate Appraiser, State of Mississippi, May 13, 1991, License Number GA-22

Awarded License as a State Certified General Real Estate Appraiser, State of Louisiana, January 1, 1997, License Number GO-422

Awarded License as a State Certified General Real Estate Appraiser, State of Tennessee, September 30, 2001, License Number 8682, ID Number 00002766

Received MAI designation from the Appraisal Institute, November 25, 1992, Member Number 9710. Completed the following Appraisal Institute courses:
"Real Estate Appraisal Principles," March, 1985
"Basic Valuation Procedures," April, 1985
"Capitalization Theory and Techniques, Part A," November, 1985 & June, 1992
"Capitalization Theory and Techniques, Part B," November, 1985 & June, 1992
"Standards of Professional Practice," 1991 (most recently)
"Case Studies in Real Estate Valuation," November, 1986 & July, 1992
"Valuation Analysis and Report Writing," November, 1986
"Standards of Professional Practice, Part B," April, 2001

Attended various seminars, including the following:
VA Indoctrination
FHA Indoctrination
Marshall and Swift Cost Approach to Appraising
N.A.D.A. National Mobile Home Appraisal System
HUD sponsored "Appraisals of Condominiums"
Relocation Appraiser Seminar, sponsored by Prudential Relocation Management Company
Uniform Residential Appraisal Report, sponsored by the Society of Real Estate Appraisers
Federal Home Loan Bank Board Regulation R 41c, The Appraisal of Industrial Properties
Alternative Residential Reporting Forms, sponsored by the Mississippi Chapter of the Appraisal Institute, April, 1997
Various seminars sponsored by the Appraisal Institute (formerly the American Institute of Real Estate Appraisers), including
Applied Sales Comparison Approach
Appraising Troubled Properties
Capitalization Overview, Part A and Part B
Hotel/Motel Valuation
Industrial Valuation
Litigation Valuation
Market Analysis
Preparation and Development of the URAR Form
Rates, Ratios, and Reasonableness
Comprehensive Appraisal Workshop
Appraisal Euphoria of the 1980's

Post-Graduate Studies, Peabody College, Nashville, Tennessee

Graduated, University of Southern Mississippi, Hattiesburg, Mississippi, Bachelor of Arts Degree

PROFESSIONAL AFFILIATIONS

Real Estate Broker, State of Mississippi since 1967
Member, Appraisal Institute, MAI No. 9710
Member, Vicksburg-Warren County Board of Realtors
Member, Jackson Board of Realtors
Member, Mississippi Association of Realtors
Member, National Association of Realtors

AWARDS, HONORS, AND SERVICE

President, Vicksburg-Warren County Board of Realtors (1987)
Realtor of the Year, Vicksburg-Warren County Board of Realtors (1987)
First Vice-President, Vicksburg-Warren County Board of Realtors (1986)
Secretary-Treasurer, Vicksburg-Warren County Board of Realtors (1985)
Chairman, Vicksburg Multiple Listing Committee (1984)
State President, Mississippi Association of Homebuilders (1969)

QUALIFIED AND TESTIFIED AS EXPERT WITNESS

Circuit Courts, Chancery Courts, Federal Courts, and Special Courts of Eminent Domain throughout the State of Mississippi; Bankruptcy Courts in Louisiana and Mississippi; and Chancery Court in Tennessee

CLIENTS

Former VA Appraiser: Residential
Former HUD Appraiser: Residential, Mobile Homes, Condominiums

Qualified and completed residential appraisals for the following:

Accents Mortgage, Jackson, MS
Bailey Mortgage Co., Jackson, MS
BanCorpSouth, Vicksburg, MS
Bridges Mortgage Company, Jackson, MS
Collateral Investment Co., Jackson, MS
Community Mortgage Corporation, Jackson, MS
EquiCredit Corporation, Jacksonville, FL
First American Bank, Jackson, MS
First Capital Mortgage Corp., Jackson, MS
First Investors Mortgage Corp., Jackson, MS
First National Bank of Vicksburg, Vicksburg, MS
First Tennessee Bank, Jackson, MS
Lomas & Nettleton Co., Jackson, MS
Magnolia Federal Bank for Savings, Vicksburg, MS
Merchants Bank, Vicksburg, MS
National Mortgage Co., Jackson, MS
Port Gibson Bank, Port Gibson, MS
Trustmark National Bank, Jackson, MS

Commercial appraisal assignments completed for the following companies, individuals, and financial institutions (partial list):

BanCorpSouth, Vicksburg & Jackson, MS
James E. Blackburn, Jr., Vicksburg, MS
Bank One Texas, N.A., Dallas, TX
Bunge Corp., Vicksburg, MS
Michael Cappaert, Vicksburg, MS
First Commerce Corp., Monroe, LA
Trustmark National Bank of Vicksburg, MS
Guaranty Bank and Trust Company, Delhi, LA
Ida Haworth, Vicksburg, MS
Hill City Oil Company, Vicksburg, MS
May and Campbell Land Company, Vicksburg, MS
Merchants Bank, N.A., Vicksburg, MS
Mid-South Lumber & Supply Co., Vicksburg, MS
Mississippi Southern Bank, Port Gibson, MS
Port Gibson Bank, Port Gibson, MS
Sunburst Bank, Jackson, MS
Ernest Thomas, Vicksburg, MS
ORIX USA, New York, N.Y.
Central Progressive Bank, Hammond, LA
Bank Tennessee, Memphis, TN
First Commercial Bank of Tennessee
CIT St. Louis, Mo
Trustmark National Bank, Jackson, MS
Vicksburg Bridge Commission, Vicksburg, MS
City of Vicksburg, Vicksburg, MS
Vicksburg Warren School Board, Vicksburg, MS
Dan Waring, Vicksburg, MS
Warren County Board of Supervisors, Vicksburg, MS
Magnolia Federal Bank, Hattiesburg, MS
Bank Plus, Yazoo City, Ms.
Bank of New Albany, New Albany, MS
Great Southern Bank, Jackson, MS
Bank of Commerce, Memphis, TN
Bank One, Texas
Cross Keyes Bank, Tallulah, LA
First National Bank of Wynne, Wynne, Ark
New Court Financial, Antioch, TN
Department of the Interior Fish & Wildlife Service
Citizens Bank, Brandon, MS.
GE Capital
GMAC Commercial Mortgage Corp., St. Louis,
U.S. Bank, California
Borrego Springs Bank, California MO

ADDENDA

Madison County School Memo	Exhibit 1
Water & Sewer Utility Info	Exhibit 2

MADISON COUNTY SCHOOLS

117 Fourth Street • P. O. Box 159
Flora, MS 39071

Maria A. "Sue" Jones
Superintendent of Education
(601) 879-3025
Fax (601) 879-3039

September 20, 1997

Mr. Lee Hawkins
PO Box 58
Madison, MS 39130-0058

Dear Mr. Hawkins,

This letter is to confirm that Sections 19, 20, and 21 of the plat you sent to our office are in the Madison County School District.

This means that all children residing in developments within these sections would be eligible to attend Madison Avenue Elementary (K - 5), Rosa Scott Middle (6 - 8), and Madison Central High School (9 - 12).

Please contact this office if we can be of any further assistance to you.

Sincerely,

Maria A. "Sue" Jones
Superintendent

CONTRACT FOR SALE OF SEWER SYSTEM

THIS Contract and Agreement entered into this 2nd day of December, 1991, by and between COLONIAL COUNTRY CLUB, INC., a Mississippi Corporation ("Seller") and BEAR CREEK WATER ASSOCIATION, INC., a Mississippi Non-Profit Corporation ("Purchaser"). They are joined herein by J. D. Rankin and wife, Jane B. Rankin, who agree to be bound by all terms hereof which affect them.

WHEREAS, Seller is the owner of certain rights to that certain waste water treatment lagoon, plant and related facilities, together with easements connecting same to Deerfield Country Club, Deerfield Subdivisions Phases I and II and Deerfield Village located in Madison County (hereinafter, the "system") all of which having been acquired from J. D. and Jane B. Rankin, and

WHEREAS, J. D. Rankin D/B/A Deerfield Sewer Company presently holds the required Permit and Certificate of Public Convenience and Necessity authorizing the operation of the System in a specified area of Madison County, Mississippi, and

WHEREAS, J. D. Rankin is under obligation to petition the Public Service Commission for transfer of the above mentioned Permit and Certificate of Public Convenience and Necessity to Colonial Country Club, Inc., or its successors or assigns by virtue of that certain Agreement of Purchase and Sale dated August 13, 1990, by and between J. D. Rankin and Jane B. Rankin and Colonial Country Club, Inc. as Sellers and Buyer respectively, therein, and

WHEREAS, Purchaser is desirous of purchasing and acquiring the System and Seller is desirous of selling and conveying all its right, title and interest in the System unto the Purchaser and in conjunction therewith Seller has agreed to cooperate with purchaser in its endeavor to acquire the necessary Permit and Certificate of Public Convenience and Necessity for the operation of the System, all the expense of which Purchaser has agreed to bear, and

WHEREAS, Seller and Purchaser further desire to set forth the terms and conditions of the proposed sale and purchase of the System;

NOW THEREFORE, in consideration of Ten Dollars and other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, Colonial Country Club, Inc., a Mississippi Corporation (Seller), hereby agrees to sell and Bear Creek Water Association, Inc., a Mississippi Non-Profit Corporation (Purchaser), hereby agrees to buy the hereinafter described property, to-wit:

> A sewage lagoon containing 6.27 acres, more or less, lying and being situated in the NE 1/4 of Section 18, Township 8 North, Range 3 East, Madison County, Mississippi, and more particularly described as follows:
>
> Beginning at the SE fence corner of a sewage lagoon, said SE corner being 269.19 feet N 42 degrees 46 minutes 28 seconds W of a set iron pin at the intersection of the center line of Cotton Blossom Road with the east line of said Section 18/ thence S 86 degrees 47 minutes 22 seconds W for 380.06 feet to the SW fence corner of said lagoon; thence north 00 degrees 07 minutes 37 seconds E for 702.33 feet to the NW fence corner of said lagoon; thence N 89 degrees 18 minutes 08 seconds E for 408.23 feet to the NE fence corner of said lagoon; thence S 02 degrees 31 minutes 42 seconds W for 686.68 feet to the point of beginning.
>
> together with all the Sellers right, title and interest in and to all tenements, hereditaments, appurtenances, beneficial easements and rights of way in any way appertaining, belonging or incident thereto, as well as all of Sellers rights in machinery, fixtures and equipment used in the operation, maintenance, ownership or use thereof.

In addition, Purchaser will acquire from Seller the sewer system and all other facilities described above and all Certificates of Public Convenience and Necessity to provide utility services to the area described above, together with all other appurtenances connected with said Certificate or attached to said property, including, but not limited to, all water and sewer lines heretofore owned and installed by Seller, or its predecessors in title as partially shown by map attached hereto, marked Exhibit "A", and made a part hereof by reference.

This sale and purchase is subject to all of the following terms and conditions, to-wit:

1) The purchase price shall be Thirty Thousand and No/100 Dollars ($30,000.00) payable in kind. Purchaser hereby agrees to provide sewer service to Seller without monthly charge but crediting same against said purchase price for a continuous period of fifteen (15) years from the date of closing, it being understood and agreed that the purchase price shall be the entire consideration due for the proposed sewer service to be provided monthly for a continuous period of fifteen (15) years from date of closing.

2) Seller shall convey, by Special Warranty Deed, all its right, title and interest in the hereinabove described property, which shall consist of fee simple title to said property.

3) Seller shall deliver to Buyer a Certificate of Title to Purchaser within five (5) days from complete execution hereof, covering the 6.27 acre tract described above, which shall indicate that Seller has merchantible title to said property. Purchaser shall have five (5) days in which to examine same and notify Seller in writing of any objectionable items contained therein. Seller shall have a reasonable time to cure such items, if any. Closing shall be consummated within five (5) days following satisfaction of objectionable items, if any.

4) Purchaser shall take possession of the System in its "as is" and "where is" condition at closing.

5) Purchaser, through previous arrangements with J. D. Rankin D/B/A Deerfield Sewer Company, has collected monthly sewer fees from the various users and has tendered same to Seller on a monthly basis; Seller has on such monthly basis placed such fees into an escrow account for the use and benefit of the operator of the System. All such monies contained in said escrow account, estimated to be $7,131.25 through September 20, 1991, shall be remitted to the benefit of Purchaser. Seller shall be allowed to reduce said amount by charges for electricity previously paid or due, attributable to the System.

6) Seller agrees to cooperate with Purchaser in obtaining the necessary permits and Certificate of Public Convenience and Necessity the costs of which shall be borne by Purchaser. However, in the event the necessary permit and certificate for the operation cannot be obtained through petition to the Public Service Commission, this contract and all subsequent documents executed pursuant to the closing of this transaction shall be null and void.

7) Advalorem taxes shall be prorated between Seller and Purchaser on the date of closing.

8) Purchaser shall not assign its rights acquired by this contract without first obtaining express written consent of the Seller. However, once this transaction is finally consummated and approved by the Public Service Commission, Purchaser shall have the right to transfer to third parties its ownership of the sewer systems to extent allowed by law.

9) Purchaser shall have the right prior to the closing of this transaction to perform, or cause to be performed any such engineering, structural, mechanical, water, sewer, utility, topographic, market, financial and/or other studies, tests or investigations as Purchaser may in its sole discretion elect; Purchaser shall have the right to entry to the System for the purposes of making such studies, tests, or investigations, however, at its sole risk and expense.

10) Subject to the terms and conditions of paragraph 4.2.7 of the Agreement of Purchase and Sale entered into between Colonial Country Club, Inc., and J. D. Rankin and Jane B. Rankin dated August 13, 1990, which states as follows:

> Buyer shall grant to Sellers, their heirs and assigns, an easement for and right to tie into the Lagoon on any properties currently owned by Sellers adjacent to the property being purchased by Buyer. Said tie-in shall be at the sole expense of Sellers, but no fee shall be charged Sellers by Buyer for said tie-in. Buyer shall retain the right to charge its monthly tariff on all future development placed on the Lagoon hereunder. The provisions of this Section 4.2.7 are contractual in nature and shall survive the closing of the remaining transactions contemplated by this Agreement.

Seller hereby reserves the right to tie-in to said lagoon any of its property owned as of this date without charge therefor, except for expenses incured as a result of the tie-in.

The provisions of this section are contractual in nature and shall survive the closing hereof.

This Contract, its respective benefits and obligations, shall inure to and be binding upon the parties hereto and their legal representatives, successors and assigns.

WITNESS the signatures of the duly authorized parties this the 27th day of ~~October,~~ November 1991.

SELLER	PURCHASER
COLONIAL COUNTRY CLUB, INC.	BEAR CREEK WATER ASSOCIATION, INC.
By: J. Robert Shearer	By: [signature]
Title: President	Title: President
By: Ben M. Satterwhite	By: Anne J. King
Title: Secretary	Title: Sec-Treas
Joined By:	Joined By:
J. D. Rankin	Jane B. Rankin
J. D. RANKIN	JANE B. RANKIN

STATE OF MISSISSIPPI

COUNTY OF RANKIN

PERSONALLY CAME AND APPEARED BEFORE ME, the undersigned authority in and for the state and county aforesaid, J. Robert Shearer and Ben M. Satterwhite, who acknowledged that they are the President and Secretary, respectively, of Colonial Country Club, Inc., a Mississippi Corporation, and that they signed and delivered the above and foregoing instrument of writing on the day and year therein mentioned for and on behalf of said Corporation, having been first duly authorized so to do.

GIVEN under my hand and official seal of office on this the 2nd day of December, 1991.

Karla M. Patterson
NOTARY PUBLIC

My Commission Expires: 9/12/93

STATE OF MISSISSIPPI

COUNTY OF Madison

PERSONALLY CAME AND APPEARED BEFORE ME, the undersigned authority in and for the state and county aforesaid, George Sisk and Anne J. King, who acknowledged that they are the President and Sec.-Treas., respectively, of Bear Creek Water Association, Inc., a Mississippi Corporation, and that they signed and delivered the above and foregoing instrument of writing on the day and year therein mentioned for and on behalf of said Corporation, having been first duly authorized so to do.

GIVEN under my hand and official seal of office on this the 27th day of November, 1991.

Marie H. Bearss
NOTARY PUBLIC

My Commission Expires: Jan. 31, 1994

STATE OF MISSISSIPPI

COUNTY OF Madison

PERSONALLY APPEARED BEFORE ME, the undersigned authority in and for the jurisdiction aforesaid, the within named J. D. Rankin and wife, Jane B. Rankin, who acknowledged that they signed and delivered the above and foregoing instrument on the day and year therein mentioned.

SWORN TO AND SUBSCRIBED BEFORE ME, this the 27th day of November, 1991.

Marie H. Bearss
NOTARY PUBLIC

My Commission Expires: Jan. 31, 1994